BALLARD POWER SYSTEMS INC.
4343 North Fraser Way
Burnaby, B.C., Canada V5J 5J9

July 26, 2005

Dear Shareholder:

We cordially invite you to attend a special meeting of shareholders of Ballard Power Systems Inc. (“Ballard”) to be held at 10:00 a.m. (local time in Vancouver), on Monday, August 29, 2005 at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia. Your board of directors and management look forward to personally greeting those shareholders able to attend.

The attached Notice of Special Meeting and proxy circular describe the formal business to be transacted at the special meeting. Shareholders are being asked to consider and vote upon a special resolution to approve a transaction consisting of: (a) the previously announced sale of our German subsidiary, Ballard Power Systems AG (“BPS AG”) to our Alliance partners, namely, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”); (b) certain amendments to the existing relationship between Ballard, DaimlerChrysler and Ford to be implemented through the execution of a Fourth Alliance Agreement; and (c) an amendment to our articles implementing certain changes to the rights and privileges of our outstanding Class A share and Class B share beneficially held by DaimlerChrysler and Ford.

In connection with the completion of the transaction, we, DaimlerChrysler and Ford have agreed to enter into certain ancillary transactions primarily consisting of vehicular fuel cell and electric drive development agreements, as well as other ancillary agreements.

If the aforementioned special resolution is not approved by our shareholders, we will not proceed with the transaction and ancillary transactions.

We ask that you carefully review the enclosed materials and participate by voting your shares.

Your board of directors and management believe the sale of BPS AG will have five key benefits to Ballard, as more fully described herein.

•	First, it will provide an immediate cash benefit to us, with recovery of at least US$20 million in expenses incurred since August 2004.

•	Second, it will provide an annual reduction in cash consumption of approximately US$25 million, a portion of which will be used by us to increase our proton exchange membrane fuel cell research and development efforts to strengthen our technology position.

•	Third, our committed and outstanding share capital will be reduced by 14%, on a fully diluted basis.

•	Fourth, it will initiate the Fourth Alliance Agreement and the next-generation development agreements with DaimlerChrysler and Ford, under which our Alliance partners will jointly fund up to US$59 million for the development of our next generation vehicular fuel cell and electric drive system.

•	Finally, by divesting BPS AG to our Alliance partners, we will be able to focus on our core competency, fuel cell development, and on reaching the targets outlined in our Technology ‘Road Map’.

We believe the transaction and ancillary transactions will allow all partners in the Alliance to concentrate on their core competencies to produce the best results as efficiently as possible, while allowing us to be better positioned for global competition.

Our board of directors has approved the transaction and the ancillary transactions and has determined that the transaction and the ancillary transactions are fair to and in the best interests of Ballard and its shareholders. Accordingly, the board of directors recommends that you vote in favour of the special resolution.

Please consider this important proposal and the positive effects it will have on Ballard’s future. Then, promptly sign, date and mail the enclosed form of proxy or voting instruction form in the postage paid envelope provided. Telephone and internet voting are also available. Please review the instructions contained on your proxy card or voting instruction form. Please act today.

If you have any questions or need assistance voting your shares, please call D. F. King & Co., Inc., who is assisting us, at (212) 269-5550 (call collect) or 1-888-887-1266 (toll-free in North America).

Thank you for your cooperation and continued support.

Sincerely,

“John Sheridan” John Sheridan Chairman of the Board	“Dennis Campbell” Dennis Campbell President and Chief Executive Officer

Your Vote Is Important

Please vote your shares by promptly signing, dating and mailing your proxy card or voting instruction form today. Internet and telephone voting may also be available to you. Please refer to your voting card for instructions. If you have any questions regarding the materials or need assistance voting your shares, please call D. F. King & Co., Inc. at (212) 269-5550 (call collect) or 1-888-887-1266 (toll-free in North America).

BALLARD POWER SYSTEMS INC.
4343 North Fraser Way
Burnaby, B.C., Canada V5J 5J9

NOTICE OF SPECIAL MEETING

TO OUR SHAREHOLDERS:

A special meeting (the “Meeting”) of the shareholders of Ballard Power Systems Inc. will be held at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia, V5H 2W7 on Monday, August 29, 2005 at 10:00 a.m. (local time in Vancouver). In this Notice, unless the context otherwise requires, all references to “Ballard”, “we”, “us”, and “our” refer to Ballard Power Systems Inc. The purpose of the Meeting is for our shareholders to consider and vote upon a special resolution to approve a series of transactions contemplated in an acquisition agreement dated June 23, 2005 entered into by us, Ballard Power Corporation (our wholly-owned US subsidiary), DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”). If the special resolution is approved, we intend to:

•	transfer all the shares held by us and our subsidiaries in Ballard Power Systems AG (formerly XCELLSIS GmbH) (“BPS AG”) to DaimlerChrysler and Ford in consideration for the transfer to us of 693,394 of our common shares held by DaimlerChrysler and 8,306,606 of our common shares held by Ford;

•	implement certain amendments to the existing alliance between us, DaimlerChrysler and Ford by entering into a fourth alliance agreement, amending a third alliance agreement between the parties dated November 30, 2001 (the “Third Alliance Agreement”) and releasing Ford from certain of its obligations under the Third Alliance Agreement in respect of electric drive systems (“E-Drives”) for hybrid vehicles;

•	implement an amendment to our articles (the “Articles of Amendment”) to give effect to certain changes to the rights and privileges of our outstanding Class A share and Class B share beneficially held by DaimlerChrysler and Ford, respectively; and

•	terminate the existing forward exchange agreement dated October 2, 2001, as amended, between DaimlerChrysler and us, under which we were to acquire DaimlerChrysler’s 49.9% interest in BPS AG in exchange for the issuance to DaimlerChrysler of 7,613,212 of our common shares;

(collectively referred to as the “Transaction”) and

•	enter into agreements with DaimlerChrysler and Ford governing the development of our next generation vehicular fuel cells and E-Drives; and

•	enter into a bus services agreement with DaimlerChrysler under which we will provide field support and warranty services for certain ongoing fuel cell transit bus demonstration programs;

(collectively referred to as the “Ancillary Transactions”), all as contemplated in the acquisition agreement described in the proxy circular.

Our obligation to implement the Transaction and the Ancillary Transactions is subject to certain conditions, including the approval of the special resolution by at least two-thirds of the votes cast in person or by proxy by the holders of our common shares (including DaimlerChrysler, Ford and their respective affiliates) and by at least a majority of the votes cast in person or by proxy at the Meeting by the holders of our common shares, other than DaimlerChrysler, Ford and their respective affiliates. Unless the special resolution receives both of these levels of approval, we will not implement the Transaction or the Ancillary Transactions.

At the Meeting, you may also be asked to consider any amendment to or variation of a matter identified in this notice and transact such other business as may properly come before the Meeting or any adjournment thereof. A detailed description of the Transaction and the Ancillary Transactions is included in the proxy circular that accompanies this Notice.

Since the Articles of Amendment increase the rights and privileges of our outstanding Class A share and Class B share, under section 190 of the Canada Business Corporations Act a registered holder of our common shares may dissent in respect of the special resolution approving the Transaction. If the Articles of Amendment are implemented, dissenting shareholders will be entitled to be paid the fair value of their common shares. This right is summarized in the proxy circular and the text of section 190 is set out in Appendix E to the proxy circular. Your failure to comply strictly with the technical requirements of section 190 may result in the loss of your right to dissent.

If you are a registered shareholder and are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the proxy circular accompanying this Notice. If you plan to attend the Meeting, you must follow the instructions set out in the form of proxy and in the proxy circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, July 26, 2005.

BY ORDER OF THE BOARD

“Noordin S.K. Nanji”

Noordin S.K. Nanji
Vice-President, Marketing & Business
Development and Corporate Secretary

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1

DOCUMENTS INCORPORATED BY REFERENCE	1

DEFINED TERMS	1

THE SPECIAL MEETING	2

SHAREHOLDER APPROVAL REQUIRED	2

THE TRANSACTION AND THE ANCILLARY TRANSACTIONS	3
Background to the Alliance	3
Background to the Transaction and the Ancillary Transactions	3
Overview of the Transaction	5
BPS AG Disposition	5
Alliance Amendments	5
Articles of Amendment	6
Overview of the Ancillary Transactions	6
Development Agreements	6
Bus Services Agreement	6
DaimlerChrysler and Ford’s Ownership Interests in Ballard	7
Reasons for the Transaction and the Ancillary Transactions	7

DESCRIPTION OF AGREEMENTS	8
Acquisition Agreement	8
Pre-Disposition Reorganization	9
Conditions	10
Other Arrangements	11
Indemnities	11
Fourth Alliance Agreement	11
Intellectual Property Agreements	17
IP Transfer Agreement	17
Licence Agreement	17
Development Agreements for our Next Generation Programs	17
NG VFC Development Agreement	17
NG E-Drive Development Agreement	18
Bus Services Agreement	18

DELIBERATIONS AND RECOMMENDATIONS	18
Special Committee	18
Organization of the Special Committee	18
Deliberations of the Special Committee	19
Conclusions and Recommendation of the Special Committee	21
Recommendation of the Board of Directors	21

INFORMATION CONCERNING BPS AG	23
Overview	23
Products	23
Research and Product Development	24
Manufacturing and Facilities	24
Intellectual Property	24
Competition	25
Human Resources	25

BALLARD AFTER THE TRANSACTION	25
Overview	25
Transportation	26
Power Generation	26
Material Products	26
Strategy	27

Product Overview	28
Transportation Markets	29
Power Generation Markets	30
Material Products	32
Research and Product Development	32
Manufacturing	33
Facilities	34
Intellectual Property	34
Competition	35
Transportation — PEM Fuel Cell Engines	35
Transportation — E-Drives	36
Power Generation — Continuous Power	36
Power Generation — Other Fuel Cell Applications	37
Power Generation — Power Electronics	37
Human Resources	37
Liquidity and Capital Resources	37
Executive Management Team	39
Share Capital	40

PRO-FORMA FINANCIAL INFORMATION	40
Overview	40
Compilation Report	41
Pro Forma Financial Statements and Notes	42

RISK FACTORS RELATING TO THE TRANSACTION	48

REGULATORY MATTERS	50
Securities Matters	50
Competition Filings	51
United States	51
Canada	51
Europe	51

RIGHT TO DISSENT	52

VOTING INFORMATION	54
Who Can Vote	54
How You Can Vote	54
Solicitation of Proxies	55
Appointment and Revocation of Proxies	55
Voting and Exercise of Discretion by Proxyholders	56

GENERAL INFORMATION	56
Interest of Informed Persons in Material Transactions	56

ADDITIONAL INFORMATION	57

APPENDIX A GLOSSARY OF TERMS	A-1

APPENDIX B FAIRNESS OPINION OF GOLDMAN SACHS	B-1

APPENDIX C FAIRNESS OPINION OF RBC DOMINION SECURITIES	C-1

APPENDIX D SPECIAL RESOLUTION OF THE SHAREHOLDERS	D-1

APPENDIX E SECTION 190 OF THE CBCA	E-1

FORWARD-LOOKING STATEMENTS

This proxy circular contains forward-looking statements that are based on the beliefs of our management and reflect our current expectations as contemplated under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. When used in this proxy circular, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negatives of these words or other variations thereof and comparable terminology, are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements, including, without limitation:

•	our ability to develop commercially viable proton exchange membrane fuel cells and components thereof, electric drive trains and other related products;

•	our ability to provide the capital required for research, product development, operations and marketing;

•	product development delays;

•	our ability to protect our intellectual property;

•	competition from developers and manufacturers of other fuel cell systems, advanced power technologies and existing power technologies;

•	changing environmental regulations; and

•	the other risks and uncertainties discussed in the section of this proxy circular entitled “Risk Factors Relating to the Transaction” and the section of our Annual Information Form, incorporated by reference in this proxy circular, entitled “Risk Factors”.

The forward-looking statements contained in this proxy circular speak only as of the date of this proxy circular. Except as required by applicable regulations, we do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy circular, including the occurrence of unanticipated events.

DOCUMENTS INCORPORATED BY REFERENCE

The following of our public filings (the “Incorporated Documents”) are incorporated by reference in, and form an integral part of, this proxy circular:

•	our management information circular dated May 6, 2005, together with our annual information form dated March 10, 2005 incorporated therein by reference;

•	our annual financial statements as at and for the year ended December 31, 2004, together with the auditors’ report thereon and our management’s discussion and analysis filed in connection with those annual financial statements;

•	our interim financial statements as at and for the 6-month period ended June 30, 2005, together with our management’s discussion and analysis filed in connection with those interim financial statements; and

•	material change reports dated July 15, 2004 and July 4, 2005 in connection with the signing of a memorandum of understanding dated July 8, 2004 and an acquisition agreement dated June 23, 2005, respectively, in respect of our disposition of Ballard Power Systems AG described in this proxy circular.

Copies of the Incorporated Documents and all our other public filings providing additional information relating to us are located and may be obtained at www.sedar.com or upon request and without further charge from our Corporate Secretary at 4343 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5J9.

DEFINED TERMS

All capitalized terms used extensively in this proxy circular are defined in the “Glossary of Terms” attached as Appendix A to this proxy circular.

BALLARD POWER SYSTEMS INC.
4343 North Fraser Way
Burnaby, B.C.
V5J 5J9

MANAGEMENT PROXY CIRCULAR

THE SPECIAL MEETING

The board of directors of Ballard Power Systems Inc. is delivering this proxy circular to you in connection with the solicitation of proxies by the management of Ballard for use at the special meeting of shareholders to be held on August 29, 2005 (the “Meeting”). In this proxy circular, unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc., including our subsidiaries, all dollar amounts are in US dollars unless specified otherwise and all information is as of July 26, 2005, unless otherwise noted. All capitalized terms used extensively in this proxy circular are defined in the “Glossary of Terms” attached as Appendix A to this proxy circular.

The purpose of the Meeting is for the holders of Ballard common shares (“common shares”) to consider and vote on a special resolution (the “Special Resolution”) to approve: (a) the sale of all the shares held by us and our subsidiaries in Ballard Power Systems AG (formerly XCELLSIS GmbH) (“BPS AG”) to DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) (the “BPS AG Disposition”), pursuant to an agreement (the “Acquisition Agreement”) dated June 23, 2005; (b) certain amendments to the existing relationship between Ballard and DaimlerChrysler and Ford (the “Alliance Amendments”) to be implemented through the execution of an agreement (the “Fourth Alliance Agreement”); and (c) an amendment to our articles (the “Articles of Amendment”) implementing certain changes to the rights and privileges of our outstanding Class A share and Class B share. In this proxy circular, the BPS AG Disposition, the Alliance Amendments and the Articles of Amendment are collectively referred to as the “Transaction”.

In connection with the completion of the Transaction, Ballard, DaimlerChrysler and Ford have also agreed to enter into certain ancillary transactions (the “Ancillary Transactions”), primarily consisting of agreements (respectively, the “NG VFC Development Agreement” and the “NG E-Drive Development Agreement”, and collectively, the “Development Agreements”) governing the development of our next generation proton exchange membrane (“PEM”) fuel cell for vehicular purposes (“Vehicular Fuel Cell”) and next generation electric drive system (“E-Drive”), and a bus services agreement under which we will provide field support and warranty services to DaimlerChrysler in connection with certain fuel cell bus demonstration programs in 10 European cities, Beijing, China and Perth, Australia (the “Bus Services Agreement”).

Although the Ancillary Transactions do not require shareholder approval, if the Special Resolution is not approved by our shareholders and we do not proceed with the Transaction, we will also not proceed with the Ancillary Transactions.

SHAREHOLDER APPROVAL REQUIRED

The Special Resolution requires the approval of at least two-thirds of the votes cast in person or by proxy at the Meeting by the holders of our common shares (including DaimlerChrysler and Ford and their respective affiliates). Each of DaimlerChrysler, which directly and indirectly holds 17.9% of our common shares, and Ford, which directly and indirectly holds 19.6% of our common shares, has agreed to vote in favour of the Special Resolution. A copy of the Special Resolution and Articles of Amendment is attached as Appendix D to this proxy circular.

In addition, each of DaimlerChrysler and Ford has agreed with us that neither the Transaction nor the Ancillary Transactions will be implemented unless the Special Resolution also receives the approval of at least a majority of the votes cast in person or by proxy at the Meeting by the holders of our common shares other than DaimlerChrysler, Ford and their respective affiliates.

As the Ancillary Transactions are not required to be approved by the holders of our common shares under applicable legislation, if the Special Resolution receives both levels of approval described above, we will implement the Ancillary Transactions without further approval of our shareholders.

Our board of directors has approved the Transaction and Ancillary Transactions, and recommends that you vote in favour of the Special Resolution. See “The Transaction — Reasons For The Transaction and the Ancillary Transactions” and “Deliberations and Recommendations”.

Since the Articles of Amendment increase the rights and privileges of our outstanding Class A share and the Class B share, section 190 of the Canada Business Corporations Act (the “CBCA”) grants to a registered shareholder of our common shares who dissents in respect of the Special Resolution the right to require that we purchase such shareholder’s common shares for their fair value. In order to register its dissent, a registered shareholder must send to us a written objection to the Special Resolution at or before the Meeting. The execution or exercise of a proxy voting against the Special Resolution will not constitute a written objection, and a shareholder may not vote in favour of the Special Resolution and also dissent. See “Right to Dissent”.

THE TRANSACTION AND THE ANCILLARY TRANSACTIONS

Background to the Alliance

In November 2001, we entered into a new alliance agreement with DaimlerChrysler and Ford (the “Third Alliance Agreement”). The Third Alliance Agreement has a fixed term of 20 years and is subject to early termination by either DaimlerChrysler or Ford only in the event of a fundamental breach of that agreement by us. Under the Third Alliance Agreement, we are responsible for the research, development, commercialization, manufacture, marketing, sale and servicing of Vehicular Fuel Cells, support systems for Vehicular Fuel Cells (“Vehicular Support Systems”) and E-Drives and the integration of Vehicular Fuel Cells, Vehicular Support Systems and E-Drives to form complete power trains for vehicles powered by PEM Fuel Cells. The Third Alliance Agreement permits us to sell Vehicular Fuel Cells, Vehicular Support Systems and E-Drives for vehicular and other applications to customers other than DaimlerChrysler and Ford. That agreement also provides, subject to certain limited exceptions, that neither DaimlerChrysler nor Ford can compete with us in the research, development, production, distribution, sale or service of Vehicular Fuel Cells, Vehicular Support Systems and, in the case of Ford, E-Drives. Subject to certain exceptions, that agreement requires each of DaimlerChrysler and Ford to purchase Vehicular Fuel Cells and Vehicular Support Systems from us and requires Ford to purchase E-Drives from us.

Background to the Transaction and the Ancillary Transactions

In September 2003, as part of our strategic planning process, we identified a desire to reduce the financial risk of our five-year plan. We identified the continuation of our Vehicular Support Systems business as a risk for two key reasons. The first related to the lack of a critical mass of customers, other than DaimlerChrysler and Ford, for our Vehicular Support Systems. The second related to the significant cost of developing Vehicular Support Systems for a relatively small return in the short to medium term. At the same time, each of DaimlerChrysler and Ford expressed an interest in increasing its involvement in the development of Vehicular Support Systems for its fuel cell powered vehicles. As a result, we began discussions with DaimlerChrysler and Ford regarding the various ways in which each of DaimlerChrysler and Ford could increase its influence and involvement in Vehicular Support Systems development and commercialization, and we could address our desire to reduce our financial risk. Our board of directors formed a special committee (the “Special Committee”) consisting of all the independent members of our board of directors (i.e. directors who are neither employees nor officers of Ballard, DaimlerChrysler or Ford) to consider and approve any related party transactions arising from these discussions. Discussions between us, DaimlerChrysler and Ford continued for several weeks as we evaluated various options for restructuring the alliance between DaimlerChrysler, Ford and ourselves (the “Alliance”).

We met with DaimlerChrysler and Ford on November 24 and 25, 2003 to further discuss various strategic alternatives and to present our respective views regarding potential options. The parties focused primarily on one preferred approach, which involved DaimlerChrysler and Ford taking over joint responsibility for the funding, development and commercialization of Vehicular Support Systems. The parties outlined and discussed various options concerning how this change could be structured, including a sale of our Vehicular Support Systems business to DaimlerChrysler and Ford, a joint venture involving ownership by all three parties and a subcontracting relationship. We also discussed with DaimlerChrysler and Ford the changes to the Third Alliance Agreement that should be made to reflect our Alliance relationship in the course of executing any such transaction. Over the course of this two-day meeting, the preferred structure that emerged was one which involved the full sale of our Vehicular Support Systems business to DaimlerChrysler and Ford.

In December 2003, we retained Goldman, Sachs & Co. (“Goldman Sachs”), New York, New York, as our financial advisor to assist us in our analysis of various financial alternatives, including the potential restructuring of our ownership interest in BPS AG. We also retained Stikeman Elliott LLP (“Stikeman Elliott”), Vancouver, British Columbia, and Cravath, Swaine & Moore LLP, New York, New York, as our legal advisors. The Special Committee engaged RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, Vancouver, British Columbia and Toronto, Ontario, as its financial advisor and Lawson Lundell LLP (“Lawson Lundell”), Vancouver, British Columbia, as its legal advisor.

During December 2003 and January 2004, representatives of Ballard, DaimlerChrysler and Ford participated in numerous meetings to further discuss the terms and structure of the proposed transactions. During December 2003 and January 2004, we also participated in a number of meetings with our financial and legal advisors to evaluate the proposed structure of the transactions and various other issues.

From February 9 to 13, 2004, we, along with representatives of Goldman Sachs, met with representatives from each of DaimlerChrysler and Ford and their financial advisor, J.P. Morgan Chase, to continue negotiations regarding the structure and terms of the proposed transactions as well as the potential purchase price. During March 2004, we met with representatives from each of DaimlerChrysler and Ford a number of times to further negotiate the terms of the proposed transactions, the purchase price, future paths for the E-Drive business, potential changes to the Third Alliance Agreement and the scope of our next generation Vehicular Fuel Cell development program.

During the months of discussions and negotiations, the Special Committee, Lawson Lundell, RBC and Goldman Sachs were kept informed through regular meetings, during which we reviewed the status of the negotiations, the proposed terms, open issues and the purchase price. On April 16, 2004, our management presented a summary of the terms of the proposed transactions to the Special Committee. RBC, Goldman Sachs, Lawson Lundell and Stikeman Elliott participated in that meeting.

In addition to numerous teleconferences, we met in person with representatives from each of DaimlerChrysler and Ford on April 28 to 30, 2004 and June 29 to July 1, 2004 to negotiate the terms of a memorandum of understanding (the “MOU”) outlining the key terms of the proposed transactions. The Special Committee approved the MOU on July 6, 2004 and we signed the MOU on July 8, 2004.

During the period from August 2004 to June 2005, we had numerous discussions with representatives from DaimlerChrysler and Ford to finalize the Acquisition Agreement and other agreements setting out the terms of the Transaction and Ancillary Transactions, including in-person meetings on September 15 to 17, 2004, October 25 to 28, 2004, November 17 to 18, 2004, December 7 to 10, 2004, January 10 to 12, 2005, February 28 to March 4, 2005, May 24 to 26, 2005 and June 8 to 10, 2005. This lengthy negotiation period resulted from the volume and complexity of the agreements required for the Transaction and the Ancillary Transactions.

On June 20, 2005, our senior management and the Special Committee each made its recommendation to our board of directors that the Transaction and the Ancillary Transactions be approved. Dr. Hans-Joachim Sch|$$|Adopf and David Prystash advised the board of directors of their respective connections to DaimlerChrysler and Ford and their consequent interests in the Transaction and the Ancillary Transactions, and abstained from voting at the meeting of our board with respect to the approval of the Transaction and the Ancillary Transactions. Dr. Thomas Weber and Dr. Gerhard Schmidt, who are also appointed by DaimlerChrysler and Ford, respectively, were not present at the meeting. Our board of directors, other than those directors mentioned herein who abstained from voting or were not present at the meeting, unanimously approved the Transaction and the Ancillary Transactions and recommended to our shareholders that they vote in favour of the Special Resolution. We signed the Acquisition Agreement with DaimlerChrysler, Ford and Ballard Power Corporation, our wholly-owned U.S. subsidiary (“BPC”), on June 23, 2005.

Overview of the Transaction

The Transaction consists of three principal elements: the BPS AG Disposition, the Alliance Amendments and the Articles of Amendment.

BPS AG Disposition

Under the Acquisition Agreement, we agreed to sell to DaimlerChrysler and Ford our interest in BPS AG. Currently, BPS AG is owned as to 50.1% by us and our subsidiary, BPC, and as to 49.9% by DaimlerChrysler. On the closing of the Transaction:

•	we will sell to DaimlerChrysler a 0.1% interest in BPS AG in exchange for 693,394 of our common shares held by DaimlerChrysler and the termination of an existing agreement (the “Forward Exchange Agreement”) dated October 2, 2001, as amended, between DaimlerChrysler and us, under which we were to acquire DaimlerChrysler’s 49.9% interest in BPS AG in exchange for the issuance to DaimlerChrysler of 7,613,212 of our common shares (the “Delayed Shares”); and

•	we and BPC will sell to Ford a 50% interest in BPS AG in exchange for 8,306,606 of our common shares held by Ford.

This will result in each of DaimlerChrysler and Ford owning a 50% interest in BPS AG.

As BPS AG has been operated as an integrated part of our operations since 2001, in addition to the assets and intellectual property required to operate its Vehicular Support Systems business, it also held some assets and intellectual property relating to our PEM Fuel Cell business. We also held some assets relating to BPS AG’s Vehicular Support Systems business. As a result, we have implemented a pre-disposition reorganization (the “Pre-Disposition Reorganization”) to ensure that when we dispose of BPS AG, it holds all of our assets relating to our Vehicular Support Systems business, and none of our other assets. Under the Pre-Disposition Reorganization we have transferred to BPS AG all of our assets and intellectual property relating to Vehicular Support Systems and BPS AG has transferred to us all of its assets and intellectual property unrelated to Vehicular Support Systems. In connection with the Pre-Disposition Reorganization, we have also provided BPS AG with a royalty-free licence to use certain support systems technology developed by us for non-vehicular purposes and BPS AG has provided us with a royalty-free licence to use all of BPS AG’s intellectual property for non-vehicular applications.

Alliance Amendments

In order to reflect certain changes in the relationship between the Alliance members, we will replace the Third Alliance Agreement with the Fourth Alliance Agreement. Under the Fourth Alliance Agreement, we will continue to develop, manufacture and sell Vehicular Fuel Cells and E-Drives. However, because of our disposition of BPS AG, we will no longer be responsible for the development of Vehicular Support Systems, which will be conducted by DaimlerChrysler and Ford, either jointly through BPS AG or independently. We have agreed not to compete with DaimlerChrysler or Ford in the research, development, manufacture, production, distribution, sale or servicing of Vehicular Support Systems.

The Fourth Alliance Agreement will also include amendments to certain rights and obligations of the parties. The current pre-commercial product lead times imposed on us in the Third Alliance Agreement will be eliminated and replaced by new narrower provisions which impose lead times on us only with respect to early stage pre-commercial products that incorporate technology originally funded and developed by DaimlerChrysler or Ford, which we have purchased from them. The rights of each of DaimlerChrysler and Ford to exit the Alliance will be extended to include the right to exit in the event of a critical failure by us under an Alliance Program, but only after the satisfaction of a number of significant pre-conditions designed to ensure that the Alliance partners have first exhausted all commercially reasonable remediation efforts. The Fourth Alliance Agreement will include a dispute resolution process for any disputes that could arise with respect to program objectives. In addition, we are releasing Ford from all of its future obligations (the “HEV Obligations”) under the Third Alliance Agreement relating to E-Drives for hybrid vehicles (being vehicles, the tractive power for which is provided by a combination of an internal combustion engine and an electric motor using electricity supplied by a source other than a fuel cell, hereinafter referred to as “Hybrid Vehicles”) in consideration for the return to us of 3,005,892 of our common shares held by Ford. Other than as described in this proxy circular, the material terms and provisions of the Third Alliance Agreement have been substantially carried over to the Fourth Alliance Agreement. See “Description of Agreements — Fourth Alliance Agreement”.

Articles of Amendment

As a result of the return to us by DaimlerChrysler and Ford of 12,005,892 of our common shares in the aggregate and the cancellation of our obligation to issue 7,613,212 of our common shares to DaimlerChrysler pursuant to the Forward Exchange Agreement, neither of DaimlerChrysler nor Ford will hold a sufficient percentage of our outstanding common shares to maintain its current rights under certain limited voting provisions described herein (the “Limited Voting Provisions”), and Ford would only be entitled to appoint one person, rather than two people, to our board of directors. See “Description of Agreements — Fourth Alliance Agreement — Board of Directors” and “Limited Voting Provisions”. We have agreed to preserve these voting and appointment rights of each of DaimlerChrysler and Ford under the Fourth Alliance Agreement, in light of the fact that the Transaction and the Ancillary Transactions will result in each of DaimlerChrysler and Ford incurring greater costs arising from its commitment to fund the next generation of Vehicular Fuel Cell and E-Drive, assuming the operational costs of BPS AG and continuing their exclusive obligations to acquire Vehicular Fuel Cells from us. The Articles of Amendment generally:

•	reduce the collective threshold for retention of the Limited Voting Provisions from 33-1/3% to 25% of our outstanding common shares (See “Description of Agreements — Fourth Alliance Agreement — Limited Voting Provisions”); and

•	provide that so long as DaimlerChrysler or Ford holds sufficient shares to enable it to appoint at least 1.3 directors, such ratio will be rounded up to allow DaimlerChrysler or Ford, as the case may be, to appoint two directors.

A copy of the full text of the Articles of Amendment is attached as Schedule A to Appendix D of this proxy circular.

Overview of the Ancillary Transactions

The Ancillary Transactions consist of two principal elements: the Development Agreements and the Bus Services Agreement.

Development Agreements

Each of DaimlerChrysler and Ford has agreed that upon completion of the Transaction, it will enter into the Development Agreements regarding our next generation Vehicular Fuel Cell and our next generation E-Drive.

Under the NG VFC Development Agreement, each of DaimlerChrysler and Ford has committed to partially fund the development of our next generation Vehicular Fuel Cell, in an amount totaling up to $37 million in the aggregate, subject to our completion of work and achievement of technical milestones under the agreement.

Under the NG E-Drive Development Agreement, each of DaimlerChrysler and Ford has committed to partially fund the development of our next generation E-Drive, in an amount totaling up to $22 million in the aggregate, subject to our completion of work under the agreement.

Bus Services Agreement

We and BPS AG currently have contracts in place relating to Ballard Vehicular Fuel Cell powered bus demonstration programs in 10 European cities, Beijing, China, Perth, Australia and Santa Clara, California. See “Ballard After the Transaction — Transportation Markets — Buses”. A subsidiary of DaimlerChrysler has provided all of the buses for these programs, other than for the program in California. Given our expertise and experience in providing such services, DaimlerChrysler has asked us, and we have agreed under the Bus Services Agreement, to provide field and warranty services to DaimlerChrysler for up to $3.6 million in revenues, until the completion of the programs. Each program is scheduled to continue for a two-year period, and the last of these programs is expected to end in October 2007. We will retain and complete the contract in respect of the bus demonstration program in Santa Clara, California.

DaimlerChrysler and Ford’s Ownership Interests in Ballard

As of July 26, 2005, we had 123,678,338 common shares outstanding. After the Transaction, we will have 111,672,446 shares outstanding, excluding shares to be issued under the recently announced memorandum of understanding (the “Ebara MOU”) dated May 26, 2005 between Ebara Corporation (“Ebara”), our Japanese partner, Ebara Ballard Corporation (“Ebara Ballard”), our company jointly owned with Ebara, and us.

The following table illustrates the current share ownership of each of DaimlerChrysler and Ford in Ballard as of July 26, 2005, and the effect of the Transaction on their respective ownership interests.

	DaimlerChrysler		Ford		Combined
	Number	Percentage	Number	Percentage	Number	Percentage
Common shares currently held	22,085,992	17.9%(1)	24,181,198	19.6%(1)	46,267,190	37.4	%(1)
Delayed Shares that were to be issued under the Forward Exchange Agreement	7,613,212		—		7,613,212
Total common shares to have been outstanding if the Transaction was not completed and the Forward Exchange Agreement was not cancelled	29,699,204	22.6%(2)	24,181,198	18.4%(2)	53,880,402	41.0	%(2)
Cancellation of Forward Exchange Agreement	(7,613,212)		—		(7,613,212)
Common shares returned and cancelled for Ballard’s interest in BPS AG	(693,394)		(8,306,606)		(9,000,000)
Common shares returned and cancelled for releasing Ford from its E-Drive obligations related to hybrid powered vehicles	—		(3,005,892)		(3,005,892)
Total common shares returned and cancelled	(8,306,606)		(11,312,498)		(19,619,104)
Common shares held after the Transaction	21,392,598	19.2%(3)	12,868,700	11.5%(3)	34,261,298	30.7	%(3)

(1)	Calculated on the basis of 123,678,338 outstanding common shares.

(2)	Calculated on the basis of 131,291,550 outstanding common shares.

(3)	Calculated on the basis of 111,672,446 outstanding common shares.

As of July 26, 2005, our directors and senior officers and their affiliates (excluding DaimlerChrysler and Ford), as a group, owned 142,532 of our common shares, representing approximately 0.115% of our outstanding common shares before the Transaction, and representing approximately 0.128% of our outstanding common shares after the Transaction.

Reasons for the Transaction and the Ancillary Transactions

We believe the Transaction and the Ancillary Transactions are important strategic developments that enable us to focus our resources on what we do best — PEM Fuel Cell design, development and manufacture. Much has changed since we initiated the previous transaction that combined Ballard, BPS AG (then XCELLSIS AG) and Ballard Power Systems Corporation (then Ecostar Electric Drive Systems LLC) into one unified organization.

First, we have accomplished our goal of better integrating Vehicular Fuel Cells and Vehicular Support Systems. Our designers, engineers and scientists have a solid understanding of the interaction between these two key components of a fuel cell powered vehicle. In addition, we have built strong relationships with our customers to ensure that we do not lose ground on the integration advances we have made.

Second, we have learned that there is a lack of demand from customers for our Vehicular Support Systems, beyond DaimlerChrysler and Ford. The automakers themselves are in the best position to optimize the power management and load sharing characteristics of these Vehicular Support Systems and most of them intend to conduct these activities in-house. In fact, it is through the Vehicular Support Systems development that they are able to control the performance and “feel” of their fuel cell vehicles to ensure that these correspond with their brand. We can no longer carry the costs of such an expensive business for just two customers.

Third, it has become clear that the Vehicular Support System will comprise a much smaller portion of the value of the engine than originally anticipated. The U.S. Department of Energy (“DOE”), which has worked through an industry consensus to set targets for commercial Vehicular Fuel Cells and Vehicular Support Systems, estimates that by 2010 Vehicular Fuel Cells will cost $30 per kilowatt (“kW”), while the Vehicular Support Systems will cost $15 per kW.

In the shorter term, the Transaction and the Ancillary Transactions provide four immediate key benefits to us:

Immediate Cash Benefit: DaimlerChrysler and Ford will jointly reimburse us for the net operating expenses of BPS AG incurred since August 1, 2004 — this total payment is expected to be in excess of $20 million.

Reduced Cash Consumption: We will no longer be responsible for carrying the operating expenses of BPS AG, which will result in an annual savings of approximately $25 million, a portion of which will be used by us to increase our PEM Fuel Cell research and development efforts to strengthen our technology position.

Share Capital Reduction: As a result of the common shares being returned to us by each of DaimlerChrysler and Ford and the cancellation of the Forward Exchange Agreement, our committed and outstanding share capital will be reduced by 14%, on a fully diluted basis (excluding the shares to be issued under the Ebara MOU).

Enhanced Ability to Achieve Technology “Road Map”: By divesting responsibility for the design, development and manufacture of Vehicular Support Systems, we will be able to focus on the design, development and manufacture of our fuel cells for both vehicular and other applications.

Access to Development Funding: The completion of the Transaction will initiate the Fourth Alliance Agreement and Development Agreements for our next generation Vehicular Fuel Cell and E-Drive. Under these Development Agreements, DaimlerChrysler and Ford will commit up to $59 million in funding for these Alliance Programs.

Focusing on fuel cells will allow us to better execute our strategy. That strategy can be summarized as follows:

•	Our product and technology focus is fuel cells;

•	Our primary market focus is on those markets characterized by large volume potential, strong driving forces for adoption, significant government support and access to development funding;

•	We will participate in other markets for fuel cell products as a supplier of fuel cells to systems integrators pursuing those markets; and

•	Where viable, we will consider pursuing derivative product opportunities leveraged off our fuel cell business.

DESCRIPTION OF AGREEMENTS

Acquisition Agreement

On June 23, 2005 we signed the Acquisition Agreement with BPC, DaimlerChrysler and Ford. The Acquisition Agreement sets out the terms and conditions of the disposition of our interest in BPS AG to DaimlerChrysler and Ford, among other things. More specifically, the Acquisition Agreement provides that:

•	DaimlerChrysler or one of its subsidiaries will transfer to us 693,394 common shares held by it in exchange for the transfer by us to DaimlerChrysler of a 0.1% interest in BPS AG and the termination of the Forward Exchange Agreement, as a result of which DaimlerChrysler will hold a 50% interest in BPS AG;

•	Ford or one of its subsidiaries will transfer to us 8,306,606 common shares held by it in exchange for the transfer by us and BPC to Ford of a 50% interest in BPS AG;

•	Ford or one of its subsidiaries will transfer to us 3,005,892 common shares held by it in exchange for us releasing Ford from the HEV Obligations; and

•	on the closing of the Transaction (the “Closing Date”), we will enter into the Fourth Alliance Agreement, the Development Agreements and certain other ancillary agreements with DaimlerChrysler and Ford, and the Bus Services Agreement with DaimlerChrysler.

The Acquisition Agreement contains usual and customary representations and warranties and covenants to and from the various parties, providing that, among other things, before the closing of the Transaction, the business of BPS AG will be conducted in the ordinary and normal course of business consistent with past practice, other than as contemplated by the Pre-Disposition Reorganization.

Pre-Disposition Reorganization

As BPS AG has been operated as an integrated part of our business since 2001, in addition to the assets and intellectual property required to operate its Vehicular Support Systems business, it also held assets and intellectual property relating to our PEM Fuel Cell business. We also held some assets and intellectual property relating to BPS AG’s Vehicular Support Systems business. As a result, we have implemented the Pre-Disposition Reorganization to ensure that when we dispose of BPS AG, it holds all of our assets relating to our Vehicular Support Systems business, and none of our other assets. Under the Pre-Disposition Reorganization, by entering into the “IP Transfer Agreement” and the “Licence Agreement” described below, we have transferred to BPS AG all of the intellectual property that we held relating to Vehicular Support Systems and BPS AG has transferred to us all of the intellectual property it held unrelated to Vehicular Support Systems. In settling the terms of the Acquisition Agreement, we separated all of our intellectual property into five categories, which were dealt with under the Pre-Disposition Reorganization as follows:

•	intellectual property relating to PEM Fuel Cells, all of which we have retained and, to the extent any such intellectual property was held by BPS AG, it was transferred to us under the IP Transfer Agreement;

•	intellectual property relating to Vehicular Support Systems, all of which has been retained by BPS AG and, to the extent we held any such intellectual property, it was transferred to BPS AG under the IP Transfer Agreement;

•	intellectual property largely relating to interfaces between Vehicular Fuel Cells and Vehicular Support Systems (“Excluded Technologies”), all of which has been retained by the current holder (either ourselves or BPS AG) and, to the extent we hold such intellectual property, under the Licence Agreement, we have provided BPS AG with a royalty-free licence to use such intellectual property for all applications, and to the extent any such intellectual property is held by BPS AG, under the Licence Agreement, it has provided us with a royalty-free licence to use such intellectual property for all applications;

•	intellectual property relating to the methods of external control of a PEM Fuel Cell in order to achieve a certain PEM Fuel Cell — related outcome (“Stack Operation and Stack Control Logic”), all of which we have retained and, to the extent any such intellectual property was developed by BPS AG before August 1, 2004 and held by BPS AG, it was transferred to us under the IP Transfer Agreement. We also have, under the Licence Agreement, a royalty-free licence to use any Stack Operation and Stack Control Logic intellectual property developed by BPS AG during the period from August 1, 2004 through to the Closing Date; and

•	other intellectual property which does not fall into any of the foregoing categories, primarily consisting of intellectual property relating to E-Drives or intellectual property developed by us in connection with non-vehicular applications, all of which we have retained and, to the extent any such intellectual property was held by BPS AG, it was transferred to us under the IP Transfer Agreement.

Under the Licence Agreement, we have also provided BPS AG with a royalty-free licence to use certain intellectual property that was developed by us for non-vehicular purposes (but only for application in Vehicular Support Systems) and we have been provided with a royalty-free licence to use all of BPS AG’s intellectual property for non-vehicular applications (but only for application in PEM Fuel Cells that will not be used by or sold to an automotive company). See “Description of Agreements — Intellectual Property Agreements”.

The following table summarizes the disposition and licensing of intellectual property developed by us and BPS AG, pursuant to the Pre-Disposition Reorganization:

Intellectual Property Relating to:	Developed by:		Disposition	Licences
PEM Fuel Cells	Ballard		Retain	None
	BPS AG		Transfer to Ballard	N/A
Vehicular Support Systems	Ballard		Transfer to BPS AG	N/A
	BPS AG		Retain	Royalty-free licence to Ballard for non-vehicular applications
Excluded Technologies	Ballard		Retain	Royalty-free licence to BPS AG
	BPS AG		Retain	Royalty-free licence to Ballard
Stack Operation & Stack Control Logic	Ballard		Retain	None
	BPS AG	Pre-Aug 1, 2004	Transfer to Ballard	N/A
		Aug 1, 2004 – Closing Date	Retain	Royalty-free license to Ballard
Other	Ballard		Retain	Royalty-free license to BPS AG for certain system intellectual property for Vehicular Support System applications
	BPS AG		Transfer to Ballard	N/A

Conditions

Under the Acquisition Agreement, the parties’ obligations to complete the Transaction and the Ancillary Transactions are subject to the fulfillment, on or before the Closing Date, of various conditions customary for transactions of this nature, as well as conditions specific to the Transaction and Ancillary Transactions. The closing conditions include the following conditions which are for the mutual benefit of all parties:

•	our shareholders will have passed a resolution authorizing the Articles of Amendment:

•	by more than two-thirds of the votes cast by our shareholders; and

•	by more than one-half of the votes cast by our shareholders excluding votes cast by each of DaimlerChrysler and Ford, and their respective affiliates (see “Shareholder Approval Required”);

•	all approvals, authorizations, orders and consents of any governmental authority in connection with or required to permit the completion of the Transaction and Ancillary Transactions will have been obtained, including the consents described under “Regulatory Matters”;

•	the acquisition by us and the disposition by each of DaimlerChrysler and Ford of certain of our common shares held by it, and the acquisition by each of DaimlerChrysler and Ford and the disposition by us and BPC of the BPS AG shares, at closing will not be prohibited by any law, statute, rule or regulation of any jurisdiction to which we, BPC, DaimlerChrysler or Ford are subject and will be exempt from the registration, prospectus, tender offer, take-over bid and issuer bid requirements of all applicable securities laws in the United States and Canada; and

•	no act, action, suit or proceeding will have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy will have been proposed, enacted, promulgated or applied:

•	to enjoin, prohibit or impose material limitations or conditions on any party with respect to the Transaction or the Ancillary Transactions; or

•	which, if the Transaction and Ancillary Transactions were completed, would materially and adversely affect any of the parties.

The Acquisition Agreement also contains conditions usual and customary for a transaction of this nature which are for the sole benefit of each of Ballard and BPC, DaimlerChrysler and Ford, including that all representations and warranties of the parties are true in all material respects on the Closing Date and that all covenants to be performed on or before the Closing Date have been performed in all material respects.

Other Arrangements

In establishing the terms of the Fourth Alliance Agreement, we and Ford resolved a difference of interpretation regarding our respective historical rights regarding E-Drives and we provided to Ford the “Ecostar Release”.

Indemnities

We have agreed to indemnify each of DaimlerChrysler and Ford if any of our representations and warranties in the Acquisition Agreement are untrue or incorrect or if we fail to perform any of our obligations or covenants under the Acquisition Agreement. Similarly, each of DaimlerChrysler and Ford has agreed to indemnify us if any of its representations and warranties in the Acquisition Agreement are untrue or incorrect or if it fails to perform any of its obligations or covenants under the Acquisition Agreement. While these indemnification obligations are generally limited to the value of the Transaction, our obligation to indemnify DaimlerChrysler and Ford in respect of matters which relate to the period prior to our acquisition of BPS AG in November 2001, and for which we would have been entitled to make a claim against DaimlerChrysler under the agreement under which we acquired BPS AG, is limited to $7.5 million in the aggregate.

Fourth Alliance Agreement

Our current relationship with DaimlerChrysler and Ford is governed by the Third Alliance Agreement. A detailed description of the terms of this agreement is set out in our annual information form dated March 10, 2005, which is incorporated by reference in this proxy circular. As part of the Transaction, the parties have agreed to enter into the Fourth Alliance Agreement, which will replace the Third Alliance Agreement. The following is a summary of the resulting material changes to the Alliance.

Non-competition Restrictions.  As a result of the BPS AG Disposition, we will no longer be responsible for the development and commercialization of Vehicular Support Systems, which will be conducted by DaimlerChrysler and Ford, either jointly through BPS AG or independently. We have agreed to not compete with either of DaimlerChrysler or Ford in the research, development, manufacture, production, distribution, sale or servicing of Vehicular Support Systems. Each of DaimlerChrysler and Ford continue to be subject to a non-competition restriction with respect to the research, development, manufacture, production, distribution, sale or servicing of PEM Fuel Cells, and Ford continues to be subject to a non-competition restriction with respect to E-Drives (other than E-Drives for Hybrid Vehicles).

Purchase Obligations.  Currently under the Third Alliance Agreement, we have the exclusive right to supply each of DaimlerChrysler and Ford with Vehicular Fuel Cells, Vehicular Support Systems and, in the case of Ford, E-Drives for use with Vehicular Fuel Cells. This right extends to all DaimlerChrysler brands (including Maybach, Mercedes Benz, Smart, Dodge, Chrysler, Jeep, Setra, Freightliner, Sterling Trucks, Western Star Trucks and FUSO) and all Ford brands (including Ford, Lincoln, Mercury, Mazda, Volvo, Jaguar, Land Rover and Aston Martin). DaimlerChrysler is currently not obligated to purchase E-Drives from us.

Under the Fourth Alliance Agreement:

•	Vehicular Fuel Cells — each of DaimlerChrysler and Ford will be obligated to continue to purchase all its requirements for Vehicular Fuel Cells from us, subject to an existing exception that applies after the grant of a technology licence to each of DaimlerChrysler and Ford (see “Description of Agreements — Fourth Alliance Agreement — Long Term Supply Commitment”);

•	Vehicular Support Systems — each of DaimlerChrysler and Ford will no longer be required to purchase any Vehicular Support Systems from us; and

•	E-Drives —

•	Each of DaimlerChrysler and Ford has agreed to purchase exclusively from us all of its requirements for E-Drives for vehicles powered by Vehicular Fuel Cells produced under the NG VFC Development Agreement, subject to, in the case of DaimlerChrysler, our E-Drives meeting DaimlerChrysler’s requirements in terms of price, quality and performance. However, if the NG E-Drive Program is terminated as a result of our being unable to meet the technical requirements of that program, each of DaimlerChrysler and Ford will be released from this obligation;

•	Ford has agreed to purchase exclusively from us all of its E-Drives for vehicles powered by future generations of Vehicular Fuel Cells, subject to meeting Ford’s requirements in terms of price, quality and performance; and

•	Ford has no obligation to purchase from us E-Drives for Hybrid Vehicles.

Continuation of the Alliance Council.  The Alliance Council established under the Third Alliance Agreement will continue with equal representation from each of DaimlerChrysler, Ford and us. The Alliance Council will be responsible for overseeing and coordinating the development of Vehicular Fuel Cells and E-Drives for PEM Fuel Cell powered vehicles that are part of the Alliance Programs, proposing solutions for issues that may arise among the parties, and implementing the processes for resolution of disputes and the termination of the Alliance.

Establishment of an Alliance Research Committee and Co-location.  In order to maintain a high level of coordination in the development of Vehicular Fuel Cells, Vehicular Support Systems and E-Drives, the Fourth Alliance Agreement provides for the establishment of an Alliance Research Committee as well as co-location of employees. The Alliance Research Committee will include equal representation from each of DaimlerChrysler, Ford and us and will be responsible for coordinating our joint efforts within the Alliance regarding research, benchmarking and collaboration with outside suppliers. Decisions of the Alliance Research Committee will be made by consensus. The Alliance Research Committee will also be the body through which each of DaimlerChrysler and Ford will provide periodic reports on the developments of their independent research efforts. We, DaimlerChrysler and Ford will also each have the right to co-locate up to seven employees to be involved in the Alliance Programs at each other’s facilities.

Term and Termination Rights.  Subject to earlier termination as provided for in the Third Alliance Agreement, the current term of the Alliance expires on November 30, 2021, unless extended by the parties. Subject to earlier termination as provided for in the Fourth Alliance Agreement, the Fourth Alliance Agreement will expire on the same date.

Currently, the Alliance is subject to earlier termination by either of DaimlerChrysler or Ford only in the event of a fundamental breach by Ballard and only if DaimlerChrysler or Ford elects to terminate the Alliance. In addition, if either of DaimlerChrysler or Ford commits a fundamental breach, a non-breaching party may cause the breaching party to leave the Alliance.

Under the Fourth Alliance Agreement, in addition to the rights described above resulting from fundamental breach, each of DaimlerChrysler and Ford will have the right to exit the Alliance in the event of the critical failure of an Alliance Program, but only after the satisfaction of a number of significant pre-conditions designed to ensure that the Alliance partners have first exhausted in good faith all commercially reasonable remediation efforts. If the exit mechanism is triggered, the Alliance would be dissolved, resulting in a number of consequences, including the following:

•	each of DaimlerChrysler and Ford would lose all its licence rights to our technology, with the exception of a limited right to practice specifically requested intellectual property rights during a bridging period of such length as may be necessary to enable DaimlerChrysler and Ford to fulfill their respective commitments existing at termination;

•	we would have complete freedom to enter into joint ventures or partnerships with other automotive original equipment manufacturers (“OEMs”);

•	each of DaimlerChrysler and Ford would lose its special approval rights contained in the Limited Voting Provisions — see “Limited Voting Provisions” below;

•	each of DaimlerChrysler and Ford would lose its rights to appoint nominees to our board of directors;

•	each of DaimlerChrysler and Ford would lose its officer removal rights — see “Officer Removal Rights” below;

•	certain other provisions and restrictions, such as exclusive purchase obligations, non-competition restrictions and standstill provisions, would no longer apply; and

•	we would no longer be able to purchase intellectual property developed through either DaimlerChrysler’s or Ford’s independent research efforts.

In addition, Ford will have the right to terminate all of our and Ford’s obligations to each other under the Fourth Alliance Agreement in respect of E-Drives in the event of a critical failure of the E-Drive program, but only after satisfaction of a number of significant preconditions designed to ensure that the parties have first exhausted in good faith all commercially reasonable remediation efforts. If these obligations are terminated, we will continue to meet our delivery obligations to Ford pursuant to any then existing supply agreements for E-Drives, unless otherwise directed by Ford. Also, under these circumstances, Ford will have no right to our intellectual property relating to E-Drives, other than a right to specifically request such intellectual property during a bridging period of such length as may be necessary to enable Ford to fulfill its existing commitments for maintenance and servicing of existing fleets, but not for any other purpose.

Resolution Process.  Under the Fourth Alliance Agreement, where the parties are unable to agree on a technological issue with respect to an Alliance Program, the issue may be referred to the Alliance Council for resolution. If the Alliance Council cannot achieve unanimous agreement, then the issue may be referred to our board of directors.

If our board of directors decides that our suggested solution should be implemented and DaimlerChrysler and Ford determine not to adopt such solution, each of DaimlerChrysler and Ford will be released from its respective applicable non-competition obligations, but only to the extent necessary to implement its suggested solution for the technology that was the subject of the dispute as well as its respective purchase obligations in respect of products incorporating Ballard’s suggested solution. Each of DaimlerChrysler and Ford is required to take actions reasonably possible to minimize the scope and application of these releases to limit any negative impact on us. We have the right to acquire each of DaimlerChrysler’s and Ford’s intellectual property relating to PEM Fuel Cells arising out of the implementation of their suggested solution for the technology at their cost. If we exercise that right and implement DaimlerChrysler’s and Ford’s suggested technological solution, the foregoing releases given to DaimlerChrysler and Ford will terminate. If we decide not to manufacture the product that would result from the implementation of DaimlerChrysler’s and Ford’s suggested technological solution, each of DaimlerChrysler and Ford will have the right to manufacture the particular product in question in connection with that Alliance Program and, if required, have a right to obtain a royalty-bearing licence to selected Ballard intellectual property necessary to implement such solution.

Licensing of Intellectual Property.  Under the Third Alliance Agreement, we have the right to acquire any intellectual property developed by either of DaimlerChrysler and Ford relating to PEM Fuel Cells, Vehicular Support Systems and, in certain circumstances, E-Drives. Each of DaimlerChrysler and Ford has the right to obtain a licence to our intellectual property rights relating to PEM Fuel Cells and Vehicular Support Systems and, in certain circumstances, E-Drives. As a result of the Transaction and the Ancillary Transactions, and our classification of our intellectual property into various categories, the parties’ rights to acquire or obtain licences to intellectual property under the Fourth Alliance Agreement are as follows:

•	our existing right to acquire any intellectual property relating to PEM Fuel Cells developed by either of DaimlerChrysler or Ford, by paying the development costs of those intellectual property rights, remains unchanged. Each of DaimlerChrysler’s and Ford’s existing rights to acquire from us a royalty-bearing licence to all of our intellectual property relating to PEM Fuel Cells in 2007 and 2011, respectively, remains unchanged;

•	we will no longer have any rights to acquire or obtain a licence to any intellectual property relating to Vehicular Support Systems developed in the future by any of BPS AG, DaimlerChrysler or Ford;

•	none of us, DaimlerChrysler or Ford, will have any rights to acquire, or obtain a licence to use, any future intellectual property relating to Excluded Technologies developed by each other;

•	we will have the right to obtain a licence to use any intellectual property relating to Stack Operation and Stack Control Logic developed by either of DaimlerChrysler or Ford, by paying 50% of the direct costs of development of that intellectual property. Each of DaimlerChrysler and Ford will continue to have the right to obtain from us a royalty-bearing licence to all of our intellectual property relating to Stack Operation and Stack Control Logic in 2007 and 2011, respectively, when it also acquires a licence to our PEM Fuel Cell intellectual property; and

•	we continue to have the right, in certain circumstances, to acquire intellectual property relating to E-Drives developed by either of DaimlerChrysler or Ford, by paying the development costs of that intellectual property. In addition, we will have the right to obtain a licence to any patents developed by Ford for E-Drives for Hybrid Vehicles, solely for use in E-Drives for PEM Fuel Cell or battery-only powered vehicles, by paying 20% of the direct costs of development of those patents. The existing rights of each of DaimlerChrysler and Ford to obtain, in certain circumstances, a licence to our intellectual property relating to E-Drives remains unchanged.

Lead Times.  The current pre-commercial product lead times in the Third Alliance Agreement will be eliminated and be replaced by new narrower lead time provisions which provide lead times only for products which incorporate intellectual property originally funded and developed by either DaimlerChrysler or Ford, which we have purchased from them. As a result, in the future, no lead time provisions will apply to any products that we sell that do not incorporate intellectual property funded and developed by either DaimlerChrysler or Ford. With respect to applicable products that are subject to lead times and produced for third parties, each of DaimlerChrysler and Ford is entitled to a 12-month lead time, from the date we acquire the relevant intellectual property, during which time we may not sell such products to parties other than DaimlerChrysler and Ford. With respect to technology developed by either DaimlerChrysler or Ford that is proposed to be sub-licensed to third parties, the lead time is the later of 18 months after we acquire that technology and nine months after the date that such technology is used in the production of a DaimlerChrysler or Ford vehicle for sale or lease. These new lead time provisions do not preclude us from developing pre-commercial products for, or selling those products to, another OEM that does not incorporate the technology funded and developed by either DaimlerChrysler or Ford if such products are funded by such other OEM under a separate development program.

Long Term Supply Commitment.  Currently, under the Third Alliance Agreement, neither DaimlerChrysler nor Ford has an obligation to purchase Vehicular Fuel Cells from us after they have obtained licences to our technology. Under the Fourth Alliance Agreement, each of DaimlerChrysler and Ford has agreed that if it has triggered its right to obtain a licence to our PEM Fuel Cell technology, it will use us as its long-term supplier of at least 25% of the Vehicular Fuel Cells manufactured under that licence, so long as we meet its reasonable requirements.

Board of Directors.  Under the Third Alliance Agreement and the current rights attached to the Class A share and the Class B share beneficially held by DaimlerChrysler and Ford, respectively, each of DaimlerChrysler and Ford is entitled to elect a number of our directors based on its respective percentage ownership of our common shares, with the number of directors to be elected by each of them being rounded up to the next whole number where that percentage results in an entitlement to elect more than two-thirds of a director and being rounded down to the next whole number otherwise.

Under the Fourth Alliance Agreement and the Articles of Amendment, each of DaimlerChrysler’s and Ford’s rights to elect directors will be revised in two ways:

•	the number of directors to be appointed by DaimlerChrysler or Ford will be:

•	rounded up to the nearest whole number where DaimlerChrysler or Ford’s percentage ownership results in an entitlement to elect more than one-half of a director; and

•	rounded down to the nearest whole number where DaimlerChrysler or Ford’s percentage ownership results in an entitlement to elect one-half of a director or less; and

•	in circumstances where the percentage ownership of DaimlerChrysler or Ford results in it being entitled to appoint from 1.3 to 1.51 directors, it will be entitled to appoint two directors.

In addition to being set out in the Fourth Alliance Agreement, these provisions are set out in the Articles of Amendment to be approved by our shareholders as part of the Special Resolution. See “Description of Agreements — Fourth Alliance Agreement — Articles of Amendment”.

Other than their respective director appointment rights, each of DaimlerChrysler, as long as the Class A share is outstanding, and Ford, as long as the Class B share is outstanding, will be prohibited from voting its common shares to elect or remove directors or to change the rights or restrictions attached to the Class A share and the Class B share. Each of them may, however, in their discretion, provide a proxy to vote in favour of the election of directors nominated by our management.

Limited Voting Provisions.  Under the Third Alliance Agreement and the current rights attached to the Class A share and the Class B share, the Limited Voting Provisions specify that certain decisions of our board of directors may not be undertaken without approval by a number of directors equal to one director more than a majority of the directors who are entitled to vote and who do vote on such decision, including at least one of the directors appointed by DaimlerChrysler or Ford. If any director appointed by DaimlerChrysler or Ford is absent or abstains or is otherwise prohibited from voting, a simple majority will suffice, and such majority need not include one of the directors appointed by DaimlerChrysler or Ford. These Limited Voting Provisions apply so long as DaimlerChrysler and Ford continue to own in the aggregate at least:

(a)	one-third of our outstanding common shares, not including shares we issue in connection with an acquisition or investment in a third party that is subject to the Limited Voting Provisions (the “Threshold Percentage”);

(b)	20% of all of our outstanding shares; and

(c)	all of the Ballard Base Shares;

and each of DaimlerChrysler and Ford:

(d)	owns a sufficient number of our common shares to entitle each of them to elect at least one of our directors; and

(e)	elects at least one of our directors when entitled to do so.

Under the Third Alliance Agreement, if the Limited Voting Provisions cease to apply to DaimlerChrysler and Ford collectively, it is possible for the Limited Voting Provisions to be re-applied if either or both of DaimlerChrysler and Ford acquires at any subsequent time at least 37.92% of our outstanding common shares and then continues to meet the requirements set out in (a) to (e) above.

There are no material changes to the Limited Voting Provisions under the Fourth Alliance Agreement or the Articles of Amendment. However, there are three changes with respect to the circumstances in which the Limited Voting Provisions are applicable under the Fourth Alliance Agreement:

•	the Threshold Percentage will be lowered from one-third of our outstanding common shares to one-quarter of our outstanding common shares (subject to being increased back to one-third in circumstances where we terminate the NG VFC Development Agreement as a result of a breach of that agreement by either DaimlerChrysler or Ford, or where DaimlerChrysler and Ford terminate the NG VFC Development Agreement pursuant to their rights under the dispute resolution process described under “Resolution Process” above) before commencement of production of a Vehicular Fuel Cell for inclusion in a DaimlerChrysler or Ford vehicle for sale or lease to a third party thereunder;

•	if DaimlerChrysler and Ford’s aggregate ownership of our common shares falls below the Threshold Percentage, the Limited Voting Provisions will continue to apply during a 60-day cure period, and

•	if DaimlerChrysler and Ford increase their aggregate ownership of our outstanding common shares to more than the Threshold Percentage within such cure period, the Limited Voting Provisions will continue in effect thereafter; or

•	if DaimlerChrysler and Ford fail to increase their aggregate ownership of our outstanding common shares to more than the Threshold Percentage within the cure period, the Limited Voting Provisions will be terminated at the end of the cure period, subject to reinstatement if DaimlerChrysler and Ford increase their aggregate ownership of our outstanding common shares to more than the Threshold Percentage within 18 months after the expiry of the cure period; and

•	if the Limited Voting Provisions cease to apply to DaimlerChrysler and Ford collectively, it is possible for the Limited Voting Provisions to be re-applied to DaimlerChrysler or Ford if either of them, as the case may be, acquires at any subsequent time at least 33.75% of our outstanding common shares or owns all of the other’s Ballard Base Shares and then continues to meet the requirements set out above.

In addition to being set out in the Fourth Alliance Agreement, these provisions are set out in the Articles of Amendment to be approved by our shareholders as part of the Special Resolution. See “Description of Agreements — Fourth Alliance Agreement — Articles of Amendment”.

Officer Nomination Rights.  Each of DaimlerChrysler and Ford will continue to have a right to propose, for consideration by our board of directors, individuals for the offices of Chief Executive Officer, Chief Financial Officer, Chief Technology Officer (or other officer to whom the persons responsible for research and development report, or other officer to whom the persons responsible for Vehicular Fuel Cell programs report) and Vice-President, Research and Development (or other officer to whom the persons responsible for intellectual property report).

Officer Removal Rights.  DaimlerChrysler and Ford will continue to have joint removal rights over our Chief Technology Officer (or other officer to whom the persons responsible for research and development report, or other officer to whom the persons responsible for vehicular fuel cell programs report) and our Vice-President, Research and Development (or other officer to whom the persons responsible for intellectual property report).

Articles of Amendment.  In order to implement the revised director appointment rights of each of DaimlerChrysler and Ford (see “Description of Agreements — Fourth Alliance Agreement — Board of Directors”) and to reflect the changes to the Limited Voting Provisions (see “Description of Agreements — Fourth Alliance Agreement — Limited Voting Provisions”), we are asking holders of our common shares to consider and vote on the Special Resolution implementing the Articles of Amendment, among other things. A copy of the full text of the Articles of Amendment is attached as Schedule A to Appendix D to this proxy circular.

The Articles of Amendment are being proposed to ensure that completion of the Transaction does not affect either of DaimlerChrysler’s or Ford’s respective rights under the Limited Voting Provisions that are attached to our outstanding Class A share and Class B share, or their director appointment rights. If the Articles were not amended, as a result of the return to us by DaimlerChrysler and Ford of approximately 12 million of our common shares in the aggregate pursuant to the Transaction, neither DaimlerChrysler nor Ford would hold a sufficient percentage of our outstanding common shares to maintain its current rights under the Limited Voting Provisions, and Ford would only be entitled to appoint one individual, rather than two, to our board of directors.

Intellectual Property Agreements

In order to implement the transfers and licensing of our intellectual property rights contemplated by the Pre-Disposition Restructuring, we entered into an IP Transfer Agreement and a Licence Agreement with BPS AG, both dated July 22, 2005. See the table in “Description of Agreements — Acquisition Agreement — Pre-Disposition Reorganization”.

IP Transfer Agreement

Under the IP Transfer Agreement, we have transferred to BPS AG all Vehicular Support Systems intellectual property owned by us and BPS AG has transferred to us all intellectual property owned by it relating to PEM Fuel Cells, E-Drives and other technologies unrelated to Vehicular Support Systems.

Licence Agreement

Under the Licence Agreement, we have received from BPS AG a royalty-free licence to:

•	the intellectual property relating to Excluded Technologies held by BPS AG;

•	the Stack Operation and Stack Control Logic intellectual property developed by BPS AG during the period from August 1, 2004 through to the Closing Date; and

•	all of the other intellectual property rights held by BPS AG (including those transferred to it by the IP Transfer Agreement), solely for use in non-vehicular applications.

BPS AG has received a royalty-free licence from us to all of our Excluded Technologies intellectual property and a royalty-free licence to certain support systems technology developed by us in relation to stationary fuel cell power systems, but solely for use in connection with Vehicular Support Systems.

Development Agreements for our Next Generation Programs

NG VFC Development Agreement

On the Closing Date, we will enter into the NG VFC Development Agreement with DaimlerChrysler and Ford, under which we will invest up to $49 million to develop our next generation Vehicular Fuel Cell and DaimlerChrysler and Ford will jointly invest up to $37 million in the program, for a total program budget of up to $86 million.

Under the NG VFC Development Agreement:

•	if the final budget for the next generation Vehicular Fuel Cell program (the “NG VFC Program”) is less than $86 million, we will fund 57%, and DaimlerChrysler and Ford together will fund 43% of such final budget, with the difference being used for research for other future programs for Vehicular Fuel Cells;

•	we will sell the products developed under the NG VFC Program to DaimlerChrysler and Ford, on their standard terms and conditions for the purchase of production goods, unless otherwise agreed to by the parties;

•	we will receive interim payments from each of DaimlerChrysler and Ford in accordance with a funding schedule, with 50% of funding received based on the work carried out by us and the remaining 50% subject to our percentage completion of the key requirements of each critical milestone;

•	if we fail to achieve critical milestones, we will fully remediate the failure and will be responsible for all costs relating to work that continues to be done under the agreement during the remediation period, provided that we will be reimbursed by DaimlerChrysler and Ford for any costs properly payable by them during such time, if and when such failure is fully remediated;

•	DaimlerChrysler and Ford will be entitled to terminate the NG VFC Program if we fail to meet the technical requirements of such program, and we do not remediate that failure. In certain circumstances, if we fail to achieve requirements of a remediation plan, DaimlerChrysler and Ford may instead take over responsibility for meeting such requirements under certain terms and conditions and, if they are successful, they will be entitled to recover from us certain costs incurred by them; and

•	we will own all intellectual property we develop under the NG VFC Program.

NG E-Drive Development Agreement

On the Closing Date, we will enter into the NG E-Drive Development Agreement with DaimlerChrysler and Ford, under which they will jointly invest up to $22 million to develop our next generation E-Drive. Under this agreement:

•	we will sell the products developed under the next generation E-Drive program (the “NG E-Drive Program”) to DaimlerChrysler and Ford, on their standard terms and conditions for the purchase of production goods, unless otherwise agreed to by the parties;

•	we will receive payments from each of DaimlerChrysler and Ford based on the work carried out by us, which amounts are contingent on the completion of the work contemplated under the NG E-Drive Program up to the date of payment;

•	if we fail to achieve critical milestones, we will fully remediate the failure and will be responsible for all costs relating to work that continues to be done under the agreement during the remediation period, provided that we will be reimbursed by DaimlerChrysler and Ford for any costs properly payable by them during such time, if and when such failure is fully remediated;

•	DaimlerChrysler and Ford will be entitled to terminate the NG E-Drive Program if we fail to meet the technical requirements of the program, and we do not remediate that failure; and

•	we will own all intellectual property concerning E-Drives that we develop under the NG E-Drive Program.

Bus Services Agreement

We and BPS AG currently have contracts in place relating to Ballard Vehicular Fuel Cell powered bus demonstration programs in 10 European cities, Beijing, China, Perth, Australia and Santa Clara, California. See “Ballard After the Transaction — Transportation Markets — Buses”. A subsidiary of DaimlerChrysler has provided all of the buses for these programs, other than for the program in California. Given our expertise and experience in providing such services, DaimlerChrysler has asked us, and we have agreed, to enter into the Bus Services Agreement on the Closing Date. Under the Bus Services Agreement, we will provide field and warranty services to DaimlerChrysler until completion of these programs, for up to $3.6 million in revenues.

The Bus Services Agreement will terminate with respect to the contracts for European cities on December 31, 2005, the contract for Perth on September 12, 2006 and the contract for Beijing on October 31, 2007. DaimlerChrysler may terminate the Bus Services Agreement at any time by giving us at least three months’ prior written notice. We will retain and complete the contract in respect of the bus demonstration program in Santa Clara, California.

DELIBERATIONS AND RECOMMENDATIONS

Special Committee

Organization of the Special Committee

Our board of directors formed the Special Committee on September 19, 2003 and subsequently expanded the Special Committee’s mandate on January 26, 2004 to consider any material transactions arising out of the review and revision of our five-year plan and which involve a transaction with DaimlerChrysler and Ford, to consider transactions which may be proposed by management or which may be requested by the Special Committee for management to explore, as alternatives to a transaction proposed by DaimlerChrysler and Ford and, among other things, to provide a recommendation to our board of directors with respect to any potential transaction. The Special Committee engaged Lawson Lundell as its legal counsel to assist the Special Committee in discharging its responsibilities and to provide the Special Committee with advice concerning its duties and the conduct of its affairs.

On January 19, 2004, the Special Committee engaged RBC to provide financial advisory services required by the Special Committee, including, if requested, an opinion as to the fairness, from a financial point of view, of the consideration to be received by Ballard for divesting all or a portion of BPS AG and/or BPC to DaimlerChrysler and/or Ford. The Special Committee, based in part on representations made to it by RBC, concluded that RBC was independent of each of DaimlerChrysler, Ford and Ballard and qualified to provide the financial services required by the Special Committee. Under the terms of its engagement, RBC will be paid a fixed fee, which is not contingent on the closing of the BPS AG Disposition. We have also agreed to reimburse RBC for its out-of-pocket expenses and to indemnify RBC and certain related parties against certain liabilities, including liabilities under applicable securities laws, related to its engagement. As at July 26, 2005, RBC was the beneficial owner, directly and indirectly, of 1,340,960 of our common shares.

The Special Committee was comprised of John Sheridan (Chairman), A. Charles Baillie (until June 22, 2005), Ian Bourne, Ed Kilroy, Denise Morrison, Mark Suwyn and Douglas W. G. Whitehead. Each member of the Special Committee is independent of each of DaimlerChrysler, Ford and the management of Ballard.

Deliberations of the Special Committee

During the period from September 2003 until June 2005, the Special Committee met as a committee 35 times, reflecting the complex nature of the proposed transactions and the process required for their negotiation by management and their review by the Special Committee. The meetings included extensive consultation by management with the Special Committee in the initial phase of settling the principles of the proposed transactions, leading to the approval by the Special Committee of the terms of the MOU. Following the signing of the MOU in July 2004, the Special Committee continued to meet regularly to receive updates from management on its progress in the negotiation of the definitive agreements with DaimlerChrysler and Ford. Apart from meeting as a committee, members of the Special Committee spent time reviewing and considering relevant data and documents and discussing matters arising out of their review among themselves and with the advisors to the Special Committee. The processes and deliberations of the Special Committee enabled it to thoroughly examine the proposed transactions and to consider whether the Transaction, together with the Ancillary Transactions, are appropriately valued and structured in a manner that would be in the best interests of Ballard and fair to Ballard’s shareholders other than DaimlerChrysler and Ford. The Special Committee did not consider, or make a determination regarding, the fairness of the Transaction and the Ancillary Transactions to DaimlerChrysler and Ford, as they agreed to the Transaction and the Ancillary Transactions as parties.

The Special Committee was also advised that some potential transactions with DaimlerChrysler and Ford would constitute “related party transactions” for the purposes of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Authorité des marchés financiers du Québec.

The Special Committee received a number of presentations from our senior management on: (a) the changes in the industry and the marketplace following the development of Hybrid Vehicles; (b) the operational relationship between the Alliance partners and the strategic alternatives to improving the Alliance arrangements; (c) the funding plan for Ballard, including the commitment of each of DaimlerChrysler and Ford to fund PEM Fuel Cell and E-Drive development; (d) management’s and Goldman Sachs’ financial analysis related to the Transaction; (e) the negotiation of the key terms of the Transaction and the Ancillary Transactions with each of DaimlerChrysler and Ford; and (f) the terms of the Acquisition Agreement, the IP Transfer Agreement, the Fourth Alliance Agreement, the Ecostar Release, the NG VFC Agreement, the NG E-Drive Agreement and the Licence Agreement. Representatives of Goldman Sachs also attended some of the meetings of the Special Committee and shared with the Special Committee the financial advice which they provided to our senior management in connection with the proposed transactions.

In the course of their review of the Transaction and the Ancillary Transactions, on a number of occasions the Special Committee requested and received from our senior management additional information on, and analysis of, the matters covered by management’s presentations. Several members of the Special Committee also held discussions with representatives of each of DaimlerChrysler and Ford to review certain of these matters.

Representatives of RBC attended almost all of the meetings of the Special Committee and provided advice with respect to the Transaction and the Ancillary Transactions and an opinion as to the fairness of the consideration under the BPS AG Disposition from a financial point of view to Ballard. The Special Committee conducted a detailed review of the analysis provided by RBC, upon which the opinion was based. Representatives of RBC answered questions from members of the Special Committee regarding the analysis to their satisfaction.

The Special Committee received the oral opinion of RBC on June 20, 2005, which was subsequently confirmed by a written opinion addressed to the Special Committee and dated June 23, 2005, that, based upon and subject to the various considerations, limitations and assumptions set forth in the opinion, the consideration under the BPS AG Disposition is fair from a financial point of view to us. For the purposes of the fairness opinion, the consideration under the BPS AG Disposition means 693,394 and 8,306,606 of our common shares that will be transferred to us by each of DaimlerChrysler and Ford, respectively, and 7,613,212 of our common shares that will not be issued by us to DaimlerChrysler as a result of the Forward Exchange Agreement being cancelled on the Closing Date.

The full text of the written fairness opinion of RBC, which sets forth assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix C to this proxy circular. In connection with the BPS AG Disposition, Ballard has entered into the Acquisition Agreement, the IP Transfer Agreement and the Licence Agreement, and at the closing of the Transaction will enter into a number of additional agreements with DaimlerChrysler and Ford, including (i) the Fourth Alliance Agreement, (ii) the NG VFC Development Agreement and (iii) the NG E-Drive Development Agreement. With the exception of those provisions of the above listed agreements which would reasonably be expected to directly affect the revenue, cash flow or earnings of BPS AG or Ballard in the future, RBC did not consider the impact of any of the terms of these agreements on BPS AG or Ballard for the purposes of its opinion. The opinion of RBC addresses only the fairness of the consideration under the BPS AG Disposition from a financial point of view to us and does not constitute a recommendation to any of our shareholders as to how such shareholder should vote at the Meeting. The summary of the opinion of RBC set forth in this proxy circular is qualified in its entirety by reference to the full text of such opinion. You are urged to, and should, read the full text of the opinion of RBC for a complete description of the matters considered, the assumptions made and the limitations on the review undertaken by RBC in rendering its opinion.

The Special Committee reviewed and evaluated, among other things: (a) historical information concerning the respective businesses, including financial performances and conditions, operations, technologies and intellectual property of us and BPS AG; and (b) the view of our senior management as to the anticipated financial conditions, results of our operations and business and our operational arrangements with each of DaimlerChrysler and Ford, both with and without giving effect to the Transaction and the Ancillary Transactions. The Special Committee also considered the risks resulting from the Transaction and the Ancillary Transactions, including the risks associated with our funding requirements as a result of the Transaction and the Ancillary Transactions. See “Risk Factors Relating to the Transaction”. The potential impacts of these risks on our commercialization schedule and ability to execute our business plan were also reviewed by the Special Committee.

During the course of its deliberations and in arriving at its recommendation, the Special Committee relied upon the legal, financial and other advice and information it received. Our senior management and our financial advisors were not present at, and did not participate in, the deliberations of the Special Committee. The following is a summary of the factors, among others, which the Special Committee reviewed and considered:

•	the changes in the automotive industry and transportation markets following the development of Hybrid Vehicles and our alternative courses of action to address these changes;

•	the strategic significance of the proposed disposition of our interest in the Vehicular Support Systems business and the impact of Ballard foregoing the possibility of future revenues from such business;

•	the need to clarify our operating processes and Alliance arrangements with each of DaimlerChrysler and Ford and to improve our ability to focus on the development and commercialization of our fuel cell products;

•	the effect of the Transaction and the Ancillary Transactions in reducing our overall working capital requirements and in providing funding by the Alliance partners towards the development of the next generation Vehicular Fuel Cells and E-Drives; and

•	the opinion of RBC rendered to the Special Committee that the consideration under the BPS AG Disposition is fair from a financial point of view to Ballard, and other advice provided by RBC to the Special Committee.

The Special Committee, with the assistance of Lawson Lundell, also considered the proposed structure of the Transaction and noted several requirements applicable to the Transaction which provide protection to our shareholders, including:

•	the Transaction, including the Articles of Amendment, must be approved by a special resolution of our shareholders, and by a majority of the votes cast by our shareholders other than DaimlerChrysler and Ford; and

•	our shareholders may, upon compliance with certain conditions, dissent with respect to the special resolution to approve the Transaction, including the Articles of Amendment, in accordance with section 190 of the CBCA and will be entitled to be paid the fair value of their common shares under the provisions of that section if the Transaction is completed.

The foregoing discussion of the information and factors reviewed and given weight by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee. In addition, in reaching its determination, the Special Committee did not assign any relative or specific weights to the foregoing factors which were considered, and individual members of the Special Committee may have given different weights to different factors.

Conclusions and Recommendation of the Special Committee

The Special Committee concluded that the Transaction and the Ancillary Transactions are in our best interests, and are fair to our shareholders other than DaimlerChrysler and Ford. Accordingly, the Special Committee recommended that the board of directors approve the Transaction and the Ancillary Transactions and recommend that our shareholders vote in favour of the Special Resolution.

Recommendation of the Board of Directors

On June 20, 2005, a meeting of our board of directors was held to receive the report of our senior management on the final status of negotiations respecting the BPS AG Disposition, which included a recommendation to proceed with the Transaction and the Ancillary Transactions, and the report of the Special Committee containing its conclusions and recommendation described above. At the preceding meeting of the Special Committee on June 20, 2005, the Special Committee also received the oral opinion of Goldman Sachs, which was subsequently confirmed by a written opinion addressed to our board of directors and dated June 23, 2005, to the effect that, as of such date and based upon and subject to the various considerations, limitations and assumptions set forth in the opinion, the receipt by us of an aggregate of 9,000,000 of our common shares from DaimlerChrysler and Ford, together with us being relieved of our obligation to issue 7,613,212 of our common shares to DaimlerChrysler pursuant to the Forward Exchange Agreement (comprising a total of 16,613,212 of our common shares) in exchange for our 50.1% equity interest in BPS AG, as well as the termination of our right to acquire the remaining 49.9% equity interest in BPS AG, is fair to us from a financial point of view. The board considered, among other things, the reports of senior management and of the Special Committee, and the opinion of Goldman Sachs, and resolved to approve the Transaction and the Ancillary Transactions.

The board of directors has determined that the Transaction and the Ancillary Transactions are in our best interests and are fair to our shareholders other than DaimlerChrysler and Ford. Therefore the board of directors has approved the Transaction and the Ancillary Transactions and recommends that our shareholders vote in favour of the Special Resolution.

Dr. Hans-Joachim Schöpf and David Prystash advised the board of directors of their respective connections to DaimlerChrysler and Ford and their consequent interests in the Transaction and the Ancillary Transactions and

abstained from voting at the meeting of the board with respect to the approval of the Transaction and the Ancillary Transactions on June 20, 2005. Dr. Thomas Weber and Dr. Gerhard Schmidt, who are also appointed by DaimlerChrysler and Ford, respectively, were not present at the meeting. All members of the board of directors, other than those mentioned herein who abstained from voting or were not present at the meeting, voted in favour of the board resolution approving the Transaction and the Ancillary Transactions.

The full text of the written fairness opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken by Goldman Sachs, is attached as Appendix B to this proxy circular. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to us of our receipt of, and termination of our obligation to issue, an aggregate of 16,613,212 of our common shares in exchange for our and BPC’s joint 50.1% equity interest in BPS AG, as well as the termination of our right to acquire the remaining 49.9% equity interest in BPS AG, pursuant to the Acquisition Agreement, and does not constitute a recommendation to any of our shareholders as to how such shareholder should vote at the Meeting. In connection with rendering its opinion, we instructed Goldman Sachs to assume that all other aspects of the Transaction and the Ancillary Transactions are to be effected. Accordingly, Goldman Sachs’ opinion does not address any other aspect of the Transaction or the Ancillary Transactions, including, without limitation, the governance, indemnification, commercial and other contractual terms contained in the Acquisition Agreement, the Fourth Alliance Agreement, the IP Transfer Agreement, the Licence Agreement or any documents governing the Pre-Disposition Reorganization, the relative merits of effecting the Transaction and the Ancillary Transactions as compared to not effecting the Transaction and the Ancillary Transactions and continuing under the Third Alliance Agreement, the transfer of 3,005,892 Ballard common shares by Ford to Ballard in exchange for Ford being released from the HEV Obligations, the transactions contemplated by the NG VFC Development Agreement and the NG E-Drive Development Agreement and the Articles of Amendment. The summary of the opinion of Goldman Sachs set forth in this proxy circular is qualified in its entirety by reference to the full text of the opinion. The full text of the Goldman Sachs opinion sets forth a complete description of the matters considered, the assumptions made and the limitations on review undertaken by Goldman Sachs in rendering its opinion. The opinion also describes certain relationships, including prior investment banking engagements, between Goldman Sachs and each of Ballard, DaimlerChrysler and Ford.

Under the terms of its engagement, Goldman Sachs and its affiliates are to be paid a fixed fee contingent upon the closing of the BPS AG Disposition. We have also agreed to reimburse Goldman Sachs and its affiliates for their travel and other out-of-pocket expenses, including the reasonable fees and expenses of legal counsel, and to indemnify Goldman Sachs and its affiliates and certain related persons against certain liabilities. Goldman Sachs is a full service securities firm and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Ballard, BPS AG, DaimlerChrysler and Ford for its own account and for the account of customers.

INFORMATION CONCERNING BPS AG

Overview

BPS AG is principally engaged in the development, production, and sale of Vehicular Support Systems. Formed as part of the Alliance, BPS AG is currently owned by DaimlerChrysler (as to 49.9%), Ballard (as to 28.3%) and BPC (as to 21.8%).

BPS AG commenced operations in August 1997, when Daimler-Benz and Ballard transferred to BPS AG all of their respective Vehicular Support System technology and businesses. Certain technology transferred to BPS AG had been under development or used by Daimler-Benz since 1987 and by Ballard since 1984. While Daimler-Benz’s PEM Fuel Cell technology had previously been used in space programs, it was first used by Mercedes-Benz in a car program in 1991. Ballard and Daimler-Benz first began the joint development of Vehicular Support Systems in 1993, which led to the formation of the Alliance in 1997.

BPS AG’s Vehicular Support System technology has been used in nine PEM Fuel Cell-powered prototype cars developed by DaimlerChrysler, ranging from the Necar 1 in 1994 to the latest Mercedes-Benz F-Cell in 2003. It has been used in four prototype cars developed by Ford: the P2000 in 1999, the TH!NK FC5 and TH!NK FCV in 2000 and the Focus FCV in 2005. Certain of these prototype vehicles continue to be operated and tested.

BPS AG’s Vehicular Support Systems have also been incorporated into: prototype cars from Mazda Motor Corp. and Mitsubishi Motor Corp.; three Mercedes-Benz Sprinter vans; a fuel cell hybrid bus by MAN Nutzfahrzeuge AG; and 47 transit buses (certain of which were produced by us before we transferred our Vehicular Support System technology to BPS AG and all of which contained the Ballard PEM Fuel Cell). Of the 47 Vehicular Support Systems for buses, 39 remain in operation or are to be placed into operation. Of these 39 Vehicular Support Systems, 36 were delivered to EvoBus GmbH, a subsidiary of DaimlerChrysler, 33 of which are in commercial operation in 10 European cities and Perth, Australia and three of which will be placed into commercial operation in Beijing, China in 2005. Another three Vehicular Support Systems for buses were delivered to Gillig Corporation and are in commercial operation in Santa Clara, California.

In 2004, BPS AG had revenues of $34.3 million as compared to $59.8 million in 2003. Of these revenues, 90% in 2004 and 87% in 2003 came from sales to affiliated and related companies, including DaimlerChrysler, Ford and Ballard.

BPS AG was originally incorporated as a limited liability company (a GmbH) in March 1997 under the laws of the Federal Republic of Germany and was converted to a stock corporation (an AG) in November 2001.

Products

BPS AG develops, produces and sells Vehicular Support Systems and subsystems. To produce these support systems and subsystems, BPS AG designs the Vehicular Support System and integrates key components, such as our PEM Fuel Cells, air modules, electrical controls, power electronics and the balance of plant.

BPS AG has developed:

•	a 75 kW light-duty Vehicular Support System; and

•	a 205 kW heavy-duty Vehicular Support System.

BPS AG also integrates its heavy-duty Vehicular Support Systems with E-Drives to produce heavy-duty fuel cell power trains.

Light-Duty Vehicular Support System.  BPS AG has developed a 75 kW Vehicular Support System. BPS AG expects that this Vehicular Support System will be used by DaimlerChrysler and Ford in their fuel cell vehicle programs and plans to market it to other vehicle manufacturers for use in cars, buses, vans, and sport utility vehicles. BPS AG can provide its light-duty Vehicular Support System with or without an E-Drive, as requested by the customer.

Heavy-Duty Vehicular Support System.  BPS AG has developed a 205 kW Vehicular Support System. This Vehicular Support System has two designs: an initial design without an E-Drive or transmission and a second design that combines the Vehicular Support System with an E-Drive and transmission in a unified “one engine” concept. The initial design was used in the Nebus developed by DaimlerChrysler in 1997 and in six fuel cell buses delivered for field demonstration and testing in 1997, three to the Chicago Transit Authority and three to Vancouver’s TransLink. The “one engine” design was tested in a transit bus by Sunline Transit in Palm Desert, California in 2000-2001. An advanced version of this design was used to fulfill the 39-engine orders from EvoBus and Gillig for buses in Europe, Australia, China, and California.

Research and Product Development

BPS AG conducts its research and product development through a combination of internal activities, joint development activities and relationships with key suppliers. BPS AG aims to develop Vehicular Support Systems that have comparable performance and cost characteristics to the internal combustion engine (“ICE”). BPS AG utilizes modular designs for its Vehicular Support Systems in order to maximize the use of common components and subsystems, to simplify manufacturing and to maximize cost reduction across its products. BPS AG has developed a number of Vehicular Support Systems utilizing several different fuels.

BPS AG’s system design and development is accomplished in two general stages: the pre-commercialization stage and the commercialization stage. Within the pre-commercialization stage, design and development occurs in three phases: i) the research and development phase, during which the focus is on developing the underlying technology; ii) the early implementation phase, during which the developed technology is refined for target applications; and iii) the late implementation phase, during which BPS AG works with a vehicle manufacturer to integrate the Vehicular Support System into a finished product such as a car, bus or truck. At the conclusion of the late implementation phase, the finished product moves to the commercialization stage and is ready for commercial production.

BPS AG’s core competencies center on:

•	designing Vehicular Support Systems;

•	integrating heavy-duty Vehicular Support Systems with E-Drive trains to form heavy-duty PEM Fuel Cell power trains;

•	integrating Vehicular Support Systems into vehicles, which includes integrating power electronics and electrical controls, safety circuits and safety concepts, peripheral components and packaging;

•	testing components and systems; and

•	manufacturing technologies.

Manufacturing and Facilities

BPS AG has a 138,000 square foot (12,800 square meter) leased facility in Kirchheim / Nabern, Germany that is used for Vehicular Support System research and development, assembly, testing, marketing, sales, service and management.

Many of the components used by BPS AG to assemble Vehicular Support Systems are unique to these products and, as long as BPS AG products are in the pre-commercialization stage, may require long lead times to order.

BPS AG has development and supply contracts with a number of parties. The intellectual property created by the design of these components is owned either exclusively by BPS AG, jointly by BPS AG and the supplier, or solely by the supplier, depending upon whether BPS AG has paid any of the development costs.

Intellectual Property

As of June 21, 2005, BPS AG had approximately 350 patent families in its portfolio. About 310 of these relate to Vehicular Support Systems, including fuel processing, systems integration and peripheral system components; about 45 relate to fuel cells or fuel cell components and will be transferred to us as part of the Transaction. We actively monitor the patent positions, technical developments and market activities of our competitors and expect activities relating to the assertion and enforcement of our intellectual property to increase as the markets for our products develop.

Competition

BPS AG faces competition from companies that are developing fuel cell support systems and fuel cell power trains for vehicular applications. These companies include UTC Fuel Cells LLC, a unit of United Technologies Corporation, and automakers such as General Motors Corporation, Honda Motor Co., Hyundai Motor Co., Nissan Motor Co., Toyota Motor Corporation and Volkswagen AG.

BPS AG may also face competition from companies selling components for fuel cell support systems, such as other established automotive suppliers.

Since PEM Fuel Cell engines have the ability to replace ICEs in transportation and other applications, BPS AG also competes against manufacturers of these products.

Human Resources

As of June 20, 2005, BPS AG had approximately 236 employees, out of the 934 Ballard employees worldwide. They represent diverse disciplines, such as electrochemistry, polymer chemistry, mechanical engineering, electronic and electrical engineering, materials management, marketing, finance and business management. We believe that BPS AG’s relations with its employees are good. While its employees are not represented by a labour union, a Works Council represents the non-management employees of BPS AG in Germany, in accordance with the requirements of German law. The Works Council has certain rights and authority with respect to the operations of BPS AG and issues of collective concern to employees.

BALLARD AFTER THE TRANSACTION

Overview

We are recognized as the world leader in the design, development and manufacturing of PEM Fuel Cells. We currently operate in three market segments:

•	Transportation: Vehicular Fuel Cells and E-Drives;

•	Power Generation: PEM Fuel Cells, PEM Support Systems and power electronics; and

•	Material Products: Carbon fiber products, primarily for automotive transmissions, and gas diffusion layers (“GDLs”) for PEM Fuel Cells.

We are based in Canada, with our head office, research and development and manufacturing facilities in Burnaby, British Columbia. In addition, we have research and development and manufacturing facilities in the United States (Dearborn, Michigan and Lowell, Massachusetts). We will retain capability in Germany (Nabern) for sales and service activities and Vehicular Fuel Cell program support.

Our primary focus is on markets characterized by large volume potential, strong driving forces for fuel cell adoption, significant government funding and regulatory support and access to customer development funding. We believe that these characteristics are most prevalent today in the global transportation and Japanese residential cogeneration markets. We will continue to focus on these markets following the Transaction.

Where appropriate, we will leverage fuel cell technology developed for our core markets into other markets that have potential to drive near term cash flow, such as industrial vehicles, backup power and military applications.

Where it makes economic sense, we will also pursue derivative products that are based on technologies developed in our fuel cell business, including power electronics, E-Drives and carbon fiber products.

We follow a flexible approach in addressing the needs of our target markets. We will go to market with a range of offerings, from complete fuel cells to fuel cell components to technology licences, based on the specific market dynamics and the business models preferred by potential customers.

Transportation

We believe that the automotive market presents the most compelling case for the introduction of fuel cell technology because of the global challenges that fuel cells are uniquely positioned to address — air quality, energy security, long-term energy supply and global climate change. Development of automotive fuel cell technology continues to gain momentum, driven not just by the obvious social, economic and environmental benefits, but also by the competition for technology leadership among the world’s top automakers. Together with our customers, we have put more fuel cell powered demonstration vehicles — both cars and buses — on the road than any other company. As previously discussed, with the closing of the Transaction, we will enter into the NG VFC Development Agreement with our Alliance partners for the next generation Vehicular Fuel Cell. See “Description of Agreements — Development Agreements for our Next Generation Programs — NG VFC Development Agreement.” Our Alliance partners will provide us with funding of up to $37 million for this program. In addition to our Alliance partners, we have supplied, and plan to continue to supply, PEM Fuel Cells and, potentially, PEM Fuel Cell technology, to a number of other automotive OEMs. We will also target bus projects, utilizing hybridized versions of our Vehicular Fuel Cells.

E-Drives convert electrical power into mechanical energy for vehicle propulsion. We currently develop and market E-Drives for use in PEM Fuel Cell powered vehicles, as well as non-fuel cell electric vehicles. As previously discussed, with the closing of the Transaction, we will enter into the NG E-Drive Development Agreement with our Alliance partners for the next generation E-Drive that will go into their next generation fuel cell vehicles. See “Description of Agreements — Development Agreements for our Next Generation Programs — NG E-Drive Development Agreement.” Our Alliance partners will provide us with funding of up to $22 million for this program.

Power Generation

We will continue to develop and commercialize a 1 kW combined heat and power stationary fuel cell generator (designed to provide hot water and base-load electric power) for the Japanese residential market. This work is being carried out through our associate company in Japan, Ebara Ballard, in collaboration with the country’s three largest natural gas companies, Tokyo Gas, Osaka Gas and Toho Gas, as well as Nippon Oil, Japan’s largest oil company and kerosene supplier. Ballard is developing the PEM Fuel Cell for these products. We will seek out cash flow generating opportunities to leverage the PEM Fuel Cell technology we are developing for the Japanese residential market in other geographical areas that display similar market dynamics (i.e. prices of electricity relative to fuel drive viable product economics, strong government support, capable systems integrators and motivated distribution channel).

In May 2005, we signed the Ebara MOU with our Japanese partner, Ebara, and our jointly-owned company, Ebara Ballard (owned as to 51% by Ebara and as to 49% by us), for a transaction that will provide funding for the development of the next generation PEM Fuel Cell technology for this product. The transaction will provide us with approximately $30 million in cash, through development funding and equity contributions.

Where appropriate, we will leverage fuel cell technology developed for our core markets in other markets that have the potential to generate near term cash flow, such as industrial vehicles, backup power and military applications. In any of these markets, we will sell PEM Fuel Cell products and related services to OEMs and system integrators, who will have primary responsibility for bringing end products to market, including, but not limited to, the major automotive OEMs, Ebara Ballard, established OEMs and fuel cell systems integrators engaged in the industrial vehicle, backup power and military markets. We will continue to seek opportunities to carry out funded prototype systems development, to help develop the PEM Support System capabilities of third party systems integrators.

In the power electronics market, we are marketing 30 kW and 75 kW power converters, which convert the DC power generated by solar panels into AC power. In addition, we are working on a number of funded projects customizing our power conversion products for special applications.

Material Products

Our material products activities provide a consistent source of revenue and gross margin and utilize core skills relevant to our fuel cell development activities.

We are a Tier 1 supplier of friction products to the automotive industry, supplying carbon friction materials for automatic transmissions. In addition, we leverage our capabilities in this area, supplying friction material to additional markets such as off-road and heavy-duty truck brakes and precision drag systems for high performance fishing reels.

Our carbon fibers expertise provides a platform for the development of GDL materials for our fuel cell technology. We are also a supplier of GDL materials to the fuel cell industry, having qualified our products for production with three major PEM Fuel Cell industry participants.

Strategy

Our corporate mission statement recognizes our primary focus:

“We will develop fuel cell power as a practical alternative to internal combustion automotive engines through technology leadership.”

This mission statement does not rule out power generation or derivative products. Rather, it directs the emphasis to our core Vehicular Fuel Cell product and technology. It focuses our available resources directly on activities that further the objective of Vehicular Fuel Cell technology leadership. Our primary focus is on markets characterized by large volume potential, strong driving forces for fuel cell adoption and significant government funding and regulatory support. We believe that these characteristics are most prevalent in the global transportation and Japanese residential fuel cell generator markets. The key elements required to execute our strategy are as follows:

Focus on Fuel Cells.  We will seek to leverage our leading position in PEM Fuel Cell technology development and manufacturing to become the preferred PEM Fuel Cell supplier across markets. We will work closely with OEMs and system integrators to incorporate our PEM Fuel Cells into their products.

Develop Commercially Viable PEM Fuel Cells.  We intend to continue to be the industry leader by investing resources in PEM Fuel Cell research and product development to develop proprietary technology with respect to PEM Fuel Cell components and manufacturing processes. In March 2005, we announced our “Technology Road Map”, which is closely aligned with the performance targets and timelines for automotive fuel cell development set out by the U.S. Department of Energy (“DOE”). This road map will act as a yardstick for measuring our progress over the next five years towards the development and demonstration by 2010 of commercially viable Vehicular Fuel Cell technology. To protect our technology and maintain our long-term competitive advantage, we will continue to expand and aggressively protect our intellectual property. We will also continue to benchmark materials, components and subsystems from suppliers, with the intention to use whichever component, whether developed internally or externally, that allows us to develop the most cost effective and best performing PEM Fuel Cells. We will consider partnership opportunities that will enhance our ability to develop commercially viable PEM Fuel Cells. We are working to develop a close association of the Ballard brand with the best and highest quality products in our target markets, and to have our products accepted as the industry standard.

Strengthen and Develop Customer Relationships.  Customer relationships are the foundation of our success, and maintaining and expanding these relationships is critical as we continue to develop and commercialize our products. Our ability to design and deliver products that meet or exceed our customers’ expectations is key to our success. We are actively pursuing and building relationships with companies that can gain a competitive advantage by using our products. These relationships with OEMs, fuel cell developers and fuel cell integrators will form the foundation for commercial supply agreements, provide valuable information on the requirements of our various markets and secure market access to end users of our products. We believe that by being a leader in introducing commercial PEM Fuel Cells in our target markets, and by having these products identified as the industry standard, we will gain a significant market advantage over our competitors.

Support a Variety of Customer Business Models.  In order to expand our customer relationships and to have our products accepted as the industry standard, we will pursue a flexible approach with our key customers and prospects that might include the sale of fuel cells and fuel cell components and the licensing of certain of our fuel cell technologies. This strategy recognizes that our customers have a variety of business models for pursuing a fuel cell strategy and we will be flexible in working with them to maximize the value we add.

Leverage our Technology, Knowledge and Expertise Across a Variety of Markets.  While we are focused primarily on developing PEM Fuel Cells for the transportation market, we will continually evaluate and seek out opportunities to leverage our technology, knowledge and expertise into other markets. By using the knowledge and expertise gained from applications in one market, we can develop products and technology more quickly and efficiently for other markets. For example, we believe that certain technology developed for the transportation market can help advance our capability to provide PEM Fuel Cells for several power generation applications.

Take an Active Role in Shaping Hydrogen Fuel Solutions.  The commercial success of fuel cell vehicles depends on the development of an appropriate fuel distribution infrastructure. We will continue to meet our customers’ requirements as we develop our fuel cell products to operate with the most promising fuel alternatives for their target markets. We will also continue to work to encourage the establishment of appropriate industry standards for fuel cell technology and the development of a fuel infrastructure, through our active participation in several industry and government-sponsored programs and initiatives, including the California Fuel Cell Partnership, Canadian Transportation Fuel Cell Alliance and codes and standards-setting organizations.

Product Overview

The following table lists the key PEM Fuel Cell and non-fuel cell products we currently produce or have under development or testing:

Market	Product	Application	Status
Transportation	Mk 900 series Vehicular Fuel Cell	Automobiles, hybrid buses/trucks	In fleet demonstrations and prototype evaluations with various automobile manufacturers
	Mk 1100 series Vehicular Fuel Cell	Automobiles, hybrid buses/trucks	Next generation automotive fuel cell technology currently under development
	E-Drives	Airport ground support equipment and industrial vehicles Fuel cell vehicles	Commercial sales In demonstration and testing programs
Power Generation	1 kW natural gas combined heat and power generator (PEM Fuel Cell)	Residential power — continuous use (Japan)	Limited commercial sales
	Mk 900 series short unit	Various	Prototypes supplied for testing and evaluation to various customers
	Nexa® RM series (PEM Fuel Cell)	Backup power	In demonstration and testing programs
	1.2 kW Nexa® power module (PEM Fuel Cell)	Various	Commercial sales
	AirGenTM fuel cell generator (PEM Fuel Cell)	Back-up power	Commercial sales for industrial and educational applications
	75 kW Power Converter (Power electronics)	Photovoltaic	Commercial sales
	30 kW Power Converter (Power electronics)	Photovoltaic	Commercial sales
Material Products	Carbon friction materials	Automobile automatic transmissions	Commercial sales
	GDLs	Fuel cells	Commercial sales

Transportation Markets

The ICE in transportation applications is a major source of air pollution and greenhouse gas emissions. As a result, stringent government regulations requiring vehicle emission reductions and increases in efficiency have been enacted or proposed on both a national and regional level in the United States, Canada and other industrialized nations.

We believe the automotive market presents the most compelling case for conversion to fuel cell technology because of the global challenges — air quality, energy security, long-term energy supply and global climate change — which fuel cells are uniquely positioned to address. Development of automotive fuel cell technology continues to gain momentum, driven not just by the social, economic and environmental benefits, but also by the competition for technology leadership among the world’s top automakers. Together with our customers, we have put more fuel cell-powered demonstration vehicles on the road than any other fuel cell developer. Last year alone, cars, buses and vans powered by our fuel cell engines accumulated almost one million kilometers of on-road experience. The data accumulated from these trials is proving instrumental in the development of our next generation fuel cell technology.

As a result of regulations and initiatives in the United States and the performance characteristics of PEM Fuel Cells, we have focused initially on two areas of the transportation market: automobiles and buses.

Automobiles.  The current generation of our Vehicular Fuel Cell, the Mk 902, can be used both in transportation and power generation applications, and is scalable from approximately 3 kW to 300 kW. As previously discussed, with the closing of the Transaction, we will enter into the NG VFC Development Agreement with our Alliance partners for the next generation Vehicular Fuel Cell, the Mk 1100. DaimlerChrysler and Ford will fund up to $37 million for the development of this fuel cell. See “Description of Agreements — Development Agreements for our Next Generation Programs — NG VFC Development Agreement.”

In October 2002, DaimlerChrysler unveiled its newest generation fuel cell vehicle, the Mercedes-Benz A-class F-Cell, powered using our Vehicular Fuel Cell and Vehicular Support System. DaimlerChrysler has placed this vehicle with customers in Europe, Japan, Singapore and the United States as part of a 60-vehicle global fleet demonstration program. In September 2004, Ford unveiled the first of 30 Ford Focus production vehicles powered using our Vehicular Fuel Cell and Vehicular Support System for customer use under the U.S. DOE demonstration program.

In addition to our partners in the Alliance, we have supplied, and plan to continue to supply, our Vehicular Fuel Cells to a number of automobile OEMs for testing and evaluation, including Honda, Nissan and Volkswagen, among others. In December 2002, we signed an agreement with Honda for the supply of up to 32 of our Mk 902 fuel cell modules and support services to support Honda’s fuel cell vehicle customer demonstration programs in the United States and Japan. We completed delivery of these modules in 2004. In August 2004, we announced a $3.6 million follow-on contract with a major global automaker covering expanded technology benchmarking and evaluation activities. As part of this agreement, the automaker evaluated the performance and capabilities of our current and advanced fuel cell technologies. This contract builds on the experience gained by the automaker from its initial purchase of our fuel cell products in 2003.

We are continuing to explore opportunities to work with additional automotive OEMs by pursuing a flexible approach, matching our product, technology and service offerings to the preferred business models of potential customers.

In addition to our work with global automotive OEMs, we recently started to engage in business development discussions with leading automotive OEMs in the key emerging markets of India and China.

Buses.  We have developed a 205 kW heavy-duty Vehicular Fuel Cell and Vehicular Support System that is fueled by hydrogen. We have supplied DaimlerChrysler with 30 of these Vehicular Fuel Cells and Vehicular Support Systems to support its European fuel cell bus project (the “European Fuel Cell Bus Project”). Under this project, DaimlerChrysler’s subsidiary, EvoBus, delivered 30 fuel cell buses to transit authorities in 10 European cities (Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Reykjavik, Stockholm and Stuttgart) for use in transit service. The buses are part of a two-year program that is designed to introduce fuel cell buses to the European market and allow the participating transit agencies to understand their use, operation and maintenance requirements. In December 2003, we delivered an additional three heavy-duty Vehicular Fuel Cells and Vehicular

Support Systems to EvoBus for incorporation into fuel cell buses for use in Perth, Australia as part of a demonstration program. These buses commenced regular revenue service in September 2004. We also delivered three heavy-duty Vehicular Fuel Cells and Vehicular Support Systems to Gillig for incorporation into buses to be delivered to Santa Clara Valley Transit Authority in early 2004. These buses entered revenue service in early March 2005.

In July 2004, we announced that we will provide three heavy-duty Vehicular Fuel Cells and Vehicular Support Systems to DaimlerChrysler for integration into buses for a project funded by China’s Ministry of Science & Technology, the Global Environmental Facility and the United Nations Development Program (“UNDP”). These three buses will operate in Beijing as part of a 2-year demonstration program, beginning in late 2005.

As part of the Transaction, we have agreed with DaimlerChrysler to continue to provide field service for the EvoBus fleets in Europe, Australia and China through the completion of those programs. Furthermore, we are currently in discussions with a number of cities involved in the current European Fuel Cell Bus Project about extending some of the demonstrations.

In order to better leverage our core technology development, and in response to changes in market dynamics, we are supporting new bus projects with hybridized versions of our light duty fuel cell modules. Building on our announced hybrid bus project with the MAN Nutzfahrzeuge Group, a leading international manufacturer of commercial vehicles, we are in discussion with a number of parties on additional hybrid bus development and demonstration projects.

E- Drives.  An E-Drive converts raw electrical power provided by a power source, such as a PEM Fuel Cell or a battery, into mechanical energy for vehicle propulsion. Our E-Drives have application in both fuel cell powered and battery powered on-road and off-road vehicles.

We have supplied E-Drives to DaimlerChrysler, Ford, Mazda Motor Corporation and Nissan for development and testing in their PEM Fuel Cell powered vehicles. As previously discussed, with the closing of the Transaction, we will enter into the NG E-Drive Development Agreement with our Alliance partners for Ballard’s next generation E-Drive for fuel cell vehicles. See “Description of Agreements — Development Agreements for our Next Generation Programs — NG E-Drive Development Agreement.”

In addition to our automotive designs, we are manufacturing and marketing an 80-volt AC E-Drive specifically for airport ground support equipment applications. Working with major U.S. airlines and vehicle integrators, we have developed this product to be consistent with the standard E-Drive architecture used for medium-duty applications.

Power Generation Markets

We develop, manufacture and market power generation products including 1 kW portable fuel cell power products and power electronics, in order to meet demands in a number of market segments. The cogeneration market in Japan fits well within our strategic criteria of large volume potential, strong driving forces for adoption, significant government funding and regulatory support and access to customer development funding.

Japan Residential Cogeneration.  We are working with Ebara Ballard to develop a 1 kW hydrocarbon fueled fuel cell power generator targeted at the Japanese residential market. The unit will supply up to 1 kW of electricity, as well as 100% of the hot water, while the utility grid will satisfy the electrical demand over 1 kW. In January 2003, Ebara Ballard unveiled the first generation of its pre-commercial generator (third generation prototype), with a total system efficiency of 92% and 17% lower in volume than the previous second generation prototype unit. Ebara Ballard is working with Japan’s three largest natural gas companies, Tokyo Gas, Osaka Gas and Toho Gas, as well as Nippon Oil, Japan’s largest oil company and kerosene supplier, to commercialize this product. We began shipments of fuel cells at the end of 2004 to support Tokyo Gas’s limited commercial launch and the Japanese government’s monitoring program. To date, more than 60 Ballard-powered generators have been demonstrated and tested in Japan.

In Japan, one of the objectives of the government-sponsored Millennium Project is the successful commercialization of stationary fuel cell systems. The Millennium Project establishes clear technological targets, with several corporations competing to bring a 1 kW product to market in accordance with a defined commercialization timeframe. The government is offering significant consumer subsidies to the companies that can successfully deliver a 1 kW product that meets the government’s performance expectations to market. We are participating in the project through Ebara Ballard.

As discussed earlier, Ballard signed the Ebara MOU in May 2005. The Ebara MOU covers a broad range of activities that will enhance our competitive position and commitment to the Japanese stationary cogeneration market. Under its terms:

•	We will receive $18 million over the next four years for the ongoing development of the current and next generation 1 kW combined heat and power cogeneration fuel cell, subject to the completion of the work pursuant to technical milestones under that development program.

•	Ebara Ballard will gain rights, over time, through an exclusive, royalty-bearing licence, to assemble, service, develop, manufacture and sell stationary cogeneration fuel cells in Japan, as part of a joint long-term strategy to localize development and manufacturing in Japan for the Japanese market. In connection with this licence, in addition to ongoing royalties, we will receive an up-front licence fee of $23.6 million (exclusive of applicable taxes). We will also have the right to receive an exclusive, royalty-bearing, worldwide (except Japan) licence to all improvements developed by Ebara Ballard.

•	We will retain all rights related to stationary cogeneration fuel cell markets outside of Japan.

•	We will receive an equity investment from Ebara of $11.7 million in two equal payments, one at closing and the other one year following the closing of the transaction.

•	We will use the proceeds from the licence fee of $23.6 million and the equity investment in us from Ebara of $11.7 million to make $31 million in equity contributions to Ebara Ballard over the next four years, representing our proportionate share of Ebara Ballard’s funding requirement to support its development costs for the next generation cogeneration fuel cell system.

Other Fuel Cell Power Generation Markets.  Where appropriate, we will leverage fuel cell technology developed for our core markets in other markets that have potential to drive near term cash flow, such as industrial vehicles, backup power and military applications. In any of these markets, we will sell fuel cell products and related services to OEMs and system integrators who will have primary responsibility for bringing end products to market, including, but not limited to, the major automotive OEMs, Ebara Ballard and established OEMs and fuel cell support systems integrators engaged in the industrial vehicle, backup power and military markets. We are currently pursuing these markets with the following products:

Mk900 Short Units. In 2004, we began supplying selected customers with scaled down versions of our Mk900 Vehicular Fuel Cells for use in a variety of applications, including industrial vehicles and high altitude vehicles. We will continue to provide these products to customers with demonstrated fuel cell systems development and integration expertise in these and other markets. We will continue to focus business development efforts on seeking new opportunities to apply our automotive technology to new markets.

Nexa® Power Module. We launched our first commercial fuel cell product, the 1.2 kW Nexa® power module, in September 2001. The Nexa® power module is designed for integration by OEMs into a wide variety of industrial and consumer end-use product applications. The power module consists of PEM Fuel Cells integrated with other key system components into a single unit.

Nexa® RM Series. While the initial back-up power generation market is likely to be limited in size and slow to develop over the next five years, we believe that our power generation market opportunities will expand dramatically as our fuel cell technology progresses towards automotive cost and performance targets. In the near to medium term we will pursue this market by seeking opportunities to apply our fuel cell technology through OEMs and systems integrators focused on this market and by conducting limited field trials with our Nexa® RM to develop application experience and enhance market understanding.

AirGenTM Fuel Cell Generator. The AirGenTM fuel cell generator was developed for the portable and standby power market. We are no longer focusing development efforts in this area as the high development costs required to integrate a metal hydride fuel solution are not justified given the relatively small market potential for the product line at this time. However, we continue to offer the AirGenTM fuel cell generator to customers for industrial and educational purposes, where a metal hydride solution is not required, in order to build awareness and promote the study of fuel cell technology in schools.

Power Electronics for Stationary Power Generation.  We have adapted the power electronics technology incorporated in our E-Drives for PEM Fuel Cell vehicles for use in stationary power generation applications. Our power electronics include power inverters, DC to DC converters, power modules, low voltage controls and software that allow operation in grid parallel or grid independent modes and provide a variety of safety and power quality functions. In 2002, we started to market our power electronics for micro gas turbine applications and we have since then successfully released a UL1741 certified 75 kW and 30 kW power converter product for the photovoltaic (solar) market.

The EcostarTM power converter is able to accept a wide range of input power in both DC and AC forms, and to convert this power to make it fully compatible with the electric grid. Using the EcostarTM power converter as a platform, we are able to modify it for other applications. Although the product has been adapted for use in a variety of applications including flywheel, battery and grid simulation, we are focusing the power converter for photovoltaic (solar) applications. Other potential applications include wind turbines and fuel cells. We are directing our marketing and sales efforts primarily in California, which has the most significant level of government support for solar power installations.

Material Products

We develop, manufacture and sell carbon fiber products for automotive applications through our Material Products Division, which is a Tier 1 supplier to the automotive industry. The primary carbon fiber products we produce are for automatic transmissions, as well as GDLs for use in PEM Fuel Cells. The GDL is a key component of the membrane electrode assembly (“MEA”) and plays an important role in the overall performance and cost of a fuel cell. It is responsible for carrying the reactant gases to the electrocatalyst layers, and assists in the removal of water by-product. In addition to playing a key role in water management, the GDL also provides a pathway for electrical conductivity and for effective heat removal from the MEA.

Carbon fiber products are used to make lightweight composite materials for applications that require high temperature resistance, high strength, controlled conductivity and flow and excellent friction and wear properties. Our carbon fiber products are also used in off-road and heavy-duty truck brakes and in precision drag systems for high performance fishing reels.

We are currently supplying an automotive manufacturer, under a 5-year contract extension awarded in 2001, with carbon friction material for automotive transmissions. Over the term of our supply contract extension, valued at more than $50 million, our carbon materials are being used in over five million automatic transmissions for North American vehicles annually.

During 2002, we introduced a new family of carbon fiber paper products for GDL applications under the AvCarbTM trademark. AvCarbTM carbon fiber papers are designed to be cost effective and to provide higher operating performance in PEM Fuel Cells. The first two members of the family are AvCarbTM P-50 and AvCarbTM P-50T, which includes a teflon coating. Both are manufactured using a proprietary continuous carbonization process under ISO 9001 and QS-9000 quality systems. They are available in continuous rolls, and designed to enable MEAs to be manufactured using high speed automated assembly techniques.

Research and Product Development

Our research and product development strategy is to develop critical proprietary technology to support our technology and product road map with respect to key components, subsystems, systems and processes for PEM Fuel Cell products, including (a) PEM Fuel Cells, (b) E-Drives, (c) power electronics and (d) carbon fiber products. Cost reduction, durability, reliability and other attributes such as freeze-start capability are fundamental requirements for our products to be successful in their respective markets. To meet customer requirements and deliver shareholder value, we operate under a technology and product portfolio management process that is based on industry best practices, increasing the focus and speed of our research and product development execution to put products into the hands of our customers. To achieve our cost reduction goals, we have concentrated on reducing material costs (including membrane, catalyst, GDLs and flowfield plates) and designing PEM Fuel Cells and PEM

Support Systems that utilize high-yielding, high volume manufacturing processes while continuing to meet the performance and reliability requirements for the targeted application. We have also formed relationships with development partners to develop specific components and technologies for integration into PEM Fuel Cell products. In conjunction with our technology management process, we are continually evaluating these relationships and where necessary, will amend and evolve our existing external relationships to reflect our increased focus on our core, near-term technology, without sacrifice to longer-term technology development.

We continue to maintain a research and development agreement with DaimlerChrysler’s internal research department that governs the activities of, and any intellectual property arising from, fully and jointly funded programs on PEM Fuel Cells. This agreement is intended to accelerate research and development activities and ensure work is coordinated and focused on achieving commercialization of PEM Fuel Cell products for automotive applications.

At the end of 2004, we made a significant breakthrough in fuel cell technology with the accomplishment of technology goals that comprised a 30% reduction in precious metal content of the PEM Fuel Cell, coupled with demonstrations of enhanced performance during freeze-start operation (from –20°C) and extended durability of over 2000 hours, using a dynamic cycle focused on next generation system operation.

In 2005 we published our “Technology Road Map.” This road map builds on our 2004 achievements, outlining our plan to develop and demonstrate commercially viable PEM Fuel Cell technology by 2010. Our definition of commercial viability is based on meeting specific targets for four key performance attributes and is in line with DOE targets. Our technology road map targets for these attributes are as follows:

•	5,000 hours lifetime;

•	Freeze start capability to –30° C;

•	Volumetric power density of 2,500 Watts net/liter; and

•	PEM Fuel Cell cost of $30/kW net at a production volume of 500,000 units.

Manufacturing

Our initial commercial manufacturing facility, Plant 1, is located at our corporate headquarters in Burnaby, British Columbia, and is designed to provide the manufacturing capacity necessary to meet expected customer demand through our initial market introduction phase for our transportation and power generation products. We expect demand for our PEM Fuel Cells to increase following the commercial introduction of fuel cell products and to require increased manufacturing capacity. We will either build that capacity to meet the increased demand or outsource some or all of the manufacturing requirements. In some circumstances, we may choose to license part or all of the manufacturing for a particular PEM Fuel Cell application or customer on a royalty-bearing basis.

In Burnaby, we currently have an Integrated Management System registered to ISO / TS 16949, ISO 9001, ISO 14001 and OHSAS 18001 standards. These registrations reflect our approach to achieving best business system practices in the areas of Quality, Environment, Health and Safety. We have also developed expertise in testing all aspects of PEM Fuel Cells and their components. For ease of manufacture, product development and design take place concurrently to ensure that new designs can be more rapidly introduced in prototype form. We subcontract some process steps or assemblies to minimize investment in equipment, particularly in the case of processes that will eventually be replaced by new manufacturing methods or materials and non-core technology processes. We are developing relationships with key suppliers to ensure that, as we move from laboratory-scale manufacturing to full-scale high-volume manufacturing, we will have a timely supply of key materials. Additionally, we have established relationships with key material suppliers to enhance the quality and suitability of materials supplied and to assist in the development of our PEM Fuel Cell products. An important aspect of our Alliance is our partners’ contribution of advanced, low cost and high-volume manufacturing expertise. We have developed, and will continue to develop with DaimlerChrysler and Ford, manufacturing processes for PEM Fuel Cells, as appropriate.

In Dearborn, we have in-house capability to do low-volume final assembly and testing of our E-Drives and power electronics products. Our E-Drives are produced using materials and components that are available from a variety of international sources. Our E-Drive and power electronics assembly facility is QS 9000, ISO 9001 and ISO 14001 registered.

We produce our carbon fiber products at our ISO 9001 and QS 9000 registered facility in Lowell, Massachusetts. The experience of our Lowell operations as a Tier 1 automotive supplier will be valuable to us as we move into commercial production in our other manufacturing centers and as we leverage our established quality and manufacturing practices.

Many of the components we use to manufacture our PEM Fuel Cell products are unique and may require long lead times to order. Certain components used in our PEM Fuel Cell products have been developed to our specifications under development and supply contracts. These development and supply agreements provide that the intellectual property created by the design of these components is owned exclusively by us, jointly by us and the supplier, or solely by the supplier, depending upon whether we have assumed any of the development costs. With respect to our current level of manufacturing, we have not faced any material problems with our sources of supply.

Facilities

After the Transaction, we will have the following principal facilities:

•	a 116,797 square foot (10,850 square meter) facility in Burnaby, British Columbia, owned by us, that houses our PEM Fuel Cell development and our laboratory-scale manufacturing facilities;

•	a leased 112,000 square foot (10,398 square meter) facility in Burnaby, British Columbia that houses our corporate headquarters, Plant 1 and certain of our executive and administrative offices;

•	a leased 4,195 square foot (390 square meter) facility in Kirchheim / Nabern, Germany that is used for sales and service activities and program support for our next generation Vehicular Fuel Cell program;

•	a 137,000 square foot (12,728 square meter) facility in Lowell, Massachusetts, owned by us, that is used for the development and manufacture of carbon materials; and

•	two leased facilities totaling 67,300 square feet (6,252 square meters) in Dearborn, Michigan that are used for the development, assembly and testing of E-Drives and power electronics.

We believe that these facilities are sufficient to meet our current manufacturing, product development and testing needs. As our business expands beyond the initial introduction of our products into full commercial production, we will either need to construct additional, larger scale, higher volume manufacturing facilities or outsource some of our manufacturing requirements.

We are committed to developing and manufacturing products and operating all of our facilities in full compliance with all applicable local, regional, national and international environmental, health and safety regulatory standards. Our commitment is reflected in our corporate Quality, Safety and Environmental Policy and Guiding Principles and our underlying programs and initiatives. We have completed a detailed environmental assessment of our operations in Burnaby and Dearborn. In turn, we have developed policies, procedures and work instructions to manage environmental matters including air, water and waste management and waste reduction / minimization, transportation of dangerous goods, environmental impact and hazard assessment and internal and external recycling programs. In addition, we continue our participation in external environmental initiatives, such as the Society of Automotive Engineers working group for the development of preferred practices for the recycling of PEM Fuel Cells. This preferred practice was published in 2003.

Intellectual Property

Our intellectual property strategy is to identify and protect key intellectual property developed by us, and to use and assert such intellectual property to our competitive advantage. We believe such a strategy will assist us to be the first to market with superior technology and to sustain a long-term competitive advantage in our target markets.

We use patents as the primary means of protecting our technological advances and innovations. We have filed patents on all aspects of the technology we are developing, and we believe that the depth and breadth of our patent portfolio is highly exceptional in the PEM Fuel Cell industry. The portfolio includes patents related to our PEM Fuel Cell designs, electric drive systems, power electronics, inverters, components, materials, manufacturing processes, operating techniques and systems. Our intellectual property program also includes a strong competitor monitoring element — we actively monitor the patent position, technical developments and market activities of our competitors.

After the Transaction, our intellectual property holdings will be approximately as follows: 260 U.S. granted patents, 330 non-U.S. granted patents, 95 U.S. published patent applications, 290 published non-U.S. patent applications and exclusive and non-exclusive licence rights to additional intellectual property from a number of third parties, including licences to approximately 850 patents and patent applications included in the Transaction. Our patents will expire between 2009 and 2025.

We will continue to take a strategic approach to the development and maintenance of our patent portfolio, ensuring that the patent portfolio is carefully aligned with our business strategy. We have begun to streamline our patent portfolio in line with recent corporate initiatives to streamline programs. We will continue to eliminate some patents from our portfolio, at the same time as adding significant numbers of new key patents particularly based on our continued focus on leading-edge fuel cell technology development. We have recently adopted a more flexible approach that could involve licensing some of our core technology. We will also look at strategies to realize value from intellectual property that is not deemed core to our business. Our patent portfolio continues to be one of our most important assets, which we intend to use to protect our lead in the market and to support our business objectives.

Competition

Competition for our products comes from existing power technologies, improvements to existing technologies and new alternative technologies. Manufacturers that offer proven and widely accepted technologies and have established customers and suppliers currently serve each of our target markets. In each of our target markets, there are also competitors developing alternative power technologies.

A number of corporations, national laboratories and universities in North America, Europe and Asia are working on PEM Fuel Cell technology. Some of these organizations have financial, technological and personnel resources greater than ours and could be significant competitors. However, we believe that our technology is more advanced than the technology demonstrated by potential PEM Fuel Cell competitors and we plan to maintain our lead by diligently protecting patents, improving PEM Fuel Cell designs, using less and lower cost materials, developing volume manufacturing processes and forming strategic relationships with suppliers and leading companies within our target markets.

Many companies in North America, Europe and Asia are developing PEM Fuel Cells and PEM Support Systems. Some of the companies involved in PEM Fuel Cell development include Fuji Electric, GM, Honda, Hydrogenics, IdaTech, Matsushita Electric Industrial, Mitsubishi Electric, Mitsubishi Heavy Industries, Motorola, Nissan, Nuvera, Plug Power, Proton Energy Systems, ReliOn, Sanyo, Siemens, Toshiba, Toyota and UTC Fuel Cells. Companies with programs for fuel cells other than PEM Fuel Cells include Acumentrics, Fuel Cell Technologies, FuelCell Energy, Fuji Electric, General Electric, Hitachi Corporation, Kyocera, Mitsubishi Materials Corporation, NEC, SiemensWestinghouse, Toshiba and UTC Fuel Cells. Some of the companies that develop or plan to develop MEAs, or MEA components, include 3M, BASF, Dow, DuPont, Ion Power, Johnson Matthey, Umicore and W.L. Gore & Associates.

Transportation — PEM Fuel Cell Engines

Our primary focus is the development of PEM Fuel Cell technology capable of replacing the ICE in transportation applications. In this market, we expect advanced ICEs, ICE-battery Hybrids and advanced batteries to be the principal competitors to PEM Support Systems.

Existing Technology.  ICEs power almost all motorized vehicles sold today. PEM Fuel Cells have a number of advantages over ICEs, including the ability to operate without harmful emissions and with higher efficiency. In addition, PEM Fuel Cells operate with very little noise and vibration, have fewer moving parts and can provide equivalent or better performance. However, ICEs currently have widespread consumer acceptance and are produced at commercially viable prices. Further, automotive OEMs and fuel companies have invested heavily in the use of ICEs and the accompanying fuelling infrastructure.

Automotive manufacturers and others are devoting significant resources to the continued development of efficient, low polluting ICEs, leading to significant advances in both gasoline and diesel fuelled ICE technology. Current ICEs pollute far less than past ICEs and vehicles powered by certain low polluting ICEs may receive partial zero-emission vehicle credit under California regulations.

PEM Fuel Cells.  Our primary competition for PEM Fuel Cell technology for the transportation market comes from automotive OEMs such as GM, Honda and Toyota, and UTC Fuel Cells, which supplies PEM Fuel Cells and Support Systems to automotive OEMs. These companies have devoted significant resources to PEM Fuel Cell technology development and have demonstrated PEM Fuel Cell prototype vehicles. Over the last few years, we have seen the competition between automotive companies intensify, with several companies introducing their demonstration fuel cell vehicles earlier than anticipated. We may also face competition from companies selling PEM Fuel Cell components.

Other Emerging Technology.  Among the emerging technologies in the transportation market, PEM Fuel Cells and PEM Support Systems face competition primarily from ICE-battery Hybrids and, to a lesser extent, batteries. Vehicles using these technologies have been produced and sold by major automotive OEMs.

Research and development in battery technology is being conducted to improve performance, reduce weight, lower cost and decrease recharging time. Advanced batteries developed to date cannot provide an electric vehicle with the performance and consumer convenience of an ICE-powered vehicle. PEM Fuel Cells can, however, complement the use of batteries in combined battery-fuel cell powered systems.

The number of Hybrid Vehicles on the market, or planned for market, has gone through considerable growth in the past year. Several automotive OEMs already offer commercial products and others plan to offer commercial products in the next few years. Although battery powered vehicles can meet the strict requirements for zero-emission vehicles, Hybrid Vehicles cannot, though they may receive partial credit. Ultimately, we view the development of Hybrid Vehicles as a complementary bridging technology for fuel cell vehicles, given some of the common technology requirements.

Transportation — E-Drives

The principal application for E-Drive technology is traction power for vehicles. With the growth in fuel cell, battery and hybrid automotive and industrial vehicle offerings, the demand for E-Drive technology continues to grow. However, given the nature of this technology, and its need to be incorporated into overall vehicle design, it is unlikely that E-Drive train technology will be developed and produced on a large scale without the co-operation and backing of an automotive OEM.

Our competitors in the automotive E-Drive market include automotive OEMs such as Honda and Toyota, as well as other companies such as Aisin Seiki, Azure Dynamics, Hitachi and Mannesmann Sachs. In the airport ground support equipment market, competitors include Curtis Instruments, Inmotion and ZAPI.

Power Generation — Continuous Power

In the continuous power generation market, we are currently focusing on small stationary systems, with the initial product offering being a 1 kW natural gas fuelled PEM Fuel Cell combined heat and power generator targeted at the Japanese residential market. We believe that PEM Fuel Cells have a competitive advantage over existing and emerging technologies in the small and mid-sized continuous power generation market, where noise, vibration, emission, permitting and variable operating requirements have to be met. PEM Fuel Cells also offer operating cost advantages over some existing technologies in PEM Fuel Cell target markets. We also believe that PEM Fuel Cell technology can be superior to alternative fuel cell technologies in its target markets, in terms of electrical efficiency, lifetime, responsiveness to load changes and cost. For applications that operate at higher base loads, higher temperature fuel cells, such as molten carbonate and solid oxide fuel cells, are more appropriate than PEM Fuel Cell technology.

Existing Technology.  Ebara Ballard’s 1 kW stationary PEM Fuel Cell generator competes primarily against ICE based systems, the electrical grid and standard hot water heaters.

PEM Fuel Cells.  There are a number of companies actively involved in the manufacture of PEM Fuel Cells for the small to mid-sized continuous power generation market. These companies include Matsushita Electric Industrial, Mitsubishi Heavy Industries, Nuvera, Plug Power, Sanyo, Toshiba, Toyota and UTC Fuel Cells.

Emerging Technology.  Emerging technologies for the small to mid-sized continuous power generation market in Japan include advanced ICE-based systems and solid oxide fuel cells. Competitors using or developing these technologies include Honda in the case of advanced ICE-based systems and Acumentrics, Kyocera, Mitsubishi Materials and SiemensWestinghouse in the case of solid oxide fuel cells.

Power Generation — Other Fuel Cell Applications

We provide PEM Fuel Cell technology and other products for other power generation applications such as back-up power, forklifts and select military applications.

PEM Fuel Cells. Companies developing PEM Fuel Cells and PEM Support Systems for these market applications include Hydrogenics, IdaTech, Plug Power, Proton Energy Systems and ReliOn. We seek to gain competitive advantage through PEM Fuel Cell designs that provide superior performance, efficiency, durability and cost.

Power Generation — Power Electronics

We continue to focus our efforts on larger grid-interconnected photovoltaic products for the North American market. Competitors in this market include Xantrex, SMA America and SatCon. We believe our competitive advantage comes from superior performance leveraged from work in the automotive and alternative energy sectors.

Human Resources

After the Transaction, we will have approximately 700 employees, including approximately nine employees whom we expect to employ in our Nabern office, primarily to support sales and service activities. Our employees are not represented by any labour union. Each employee must agree to confidentiality provisions as part of the terms of his or her employment. A majority of our employees own our common shares or options to purchase our common shares.

Liquidity and Capital Resources

As at June 30, 2005, we had cash, cash equivalents and short-term investments totaling $231.3 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products, power electronics and E-Drives, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products. Also, because of a number of factors, such as a lack of data from recurring sales, established markets and market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows. Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of the products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell technologies; and development of the hydrogen infrastructure required to support our products.

Our financial strategy is as follows:

•	manage cash resources with strong fiscal discipline;

•	focus on markets where development funding (engineering service revenue) is available to support product development activities;

•	generate contributions from existing and future products;

•	leverage our vehicular product platforms into power generation market opportunities with early revenue potential;

•	license technologies in cases where it is advantageous for us to do so; and

•	access available government funding for research and development projects.

In addition, we will likely need to access additional funding in the next few years. This may include financing from public equity markets or strategic investors, depending on the timing and impact on cash requirements arising from the various factors noted above.

Our actual funding requirements will vary based on outcomes arising from the various factors noted above; our relationships with our strategic partners; our success in developing new relationships with automotive customers; our working capital requirements; foreign exchange fluctuations; the progress and results of our research, development and demonstration programs; and whether or not we complete the BPS AG Disposition.

As previously discussed, the Alliance partners have agreed to enter into the NG VFC Development Agreement and the NG E-Drive Development Agreement. See “Description of Agreements — Development Agreements for our Next Generation Programs — NG VFC Development Agreement — NG E-Drive Development Agreement”. Under the proposed terms of the Development Agreements, DaimlerChrysler and Ford will jointly provide us with up to $59 million in engineering service revenue, subject to our completion of work and the achievement by us of predefined milestones under the terms of those agreements. This excludes product revenues expected from these Alliance Programs.

As contemplated in the Ebara MOU, we will receive $18 million in engineering service revenue over the next four years for the ongoing development of the current and next generation 1 kW combined heat and power fuel cell, subject to the completion of work pursuant to technical milestones under that development program. We will also receive an equity investment from Ebara of $11.7 million in two equal payments: one at closing, which is expected to occur later in 2005, and the other one year following closing of the transaction. In connection with this licence, we will receive an up-front licence fee of $23.6 million (exclusive of applicable taxes) in addition to ongoing royalties. We will use the proceeds from the licence fee of $23.6 million and the equity investment in us from Ebara of $11.7 million to make $31.0 million in equity contributions to Ebara Ballard over the next four years, representing our proportionate share of Ebara Ballard’s funding requirements to support its development costs for the next generation cogeneration fuel cell system.

We expect cash requirements for operations and capital expenditures during 2005 to be between $85 million and $100 million, assuming the sale of BPS AG is completed in the third quarter of 2005 and that no significant changes in foreign exchange rates occur. The potential increase in cash requirements for operations and capital expenditures in 2005, before any purchase price adjustments, compared to 2004 primarily reflects changes in working capital requirements related to higher warranty expenditures for field trials and increased receivables related to the timing of engineering service revenue late in 2005.

As part of the BPS AG Disposition, we will be reimbursed for BPS AG’s net operating expenses incurred during the period from August 1, 2004 through to the Closing Date. The payment, net of other purchase price adjustments, is estimated to be at least $20 million and will be reflected as a cash inflow from investing activities on the statement of cash flows. Therefore, adjusting for this reimbursement, we expect the net impact on our cash requirements from operations and capital expenditures in 2005 to be between $60–$80 million.

We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities for the next several years.

Executive Management Team

After the Transaction, our executive management team will continue with seven members. The following table sets out the name and municipality of residence of each executive officer following the Transaction, the offices to be held by each of our executive officers and each officer’s principal occupations during the last five years.

Name and Municipality of Residence	Position	Principal Occupation
Dennis Campbell Vancouver, B.C.	President and Chief Executive Officer	Executive of Ballard. Formerly, President and Chief Executive Officer, Home Care Industries (2000–2002); President and Chief Executive Officer, Nash Engineering (1997–1999).
Lee Craft Vancouver, B.C.	Vice President, Operations
Executive of Ballard. Formerly, Vice-President and Director, Manufacturing Operations, Motorola Computer Group (2000–2002); Vice-President, Chain Management and Quality, Motorola Energy Systems Group (1998–2000).

Christopher Guzy Vancouver, B.C.	Chief Technical Officer
Executive of Ballard. Formerly, General Manager of GE Healthcare’s product development and supply chain operations in Hungary (2001–2005); Global General Manager of Linear Fluorescent Technology and Vice President & Director of Quality and Technology, Europe for GE Lighting
(1999–2001).

Noordin Nanji West Vancouver, B.C.	Vice President, Marketing & Business Development and Corporate Secretary	Executive of Ballard.
David Smith West Vancouver, B.C.	Chief Financial Officer	Executive of Ballard.
Peter Stickler Vancouver, B.C.	Vice President, Human Resources
Executive of Ballard.
Formerly, human resources consultant (2002); Director, Organizational Effectiveness, Ford (2001–2002); Director, Human Resources Business Operations, Ford North America (2000–2001); Vice President, Human Resources, Visteon Automotive Systems (1998–2000).

Charles Stone Vancouver, B.C.	Vice President, Research & Development	Executive of Ballard.

Share Capital

As part of the Transaction, DaimlerChrysler and Ford will be transferring to us 12,005,892 Ballard common shares, which we will thereafter cancel. After the Transaction, our issued share capital will consist of 111,672,446 common shares (not including the shares to be issued pursuant to the Ebara MOU) and our outstanding Class A share and Class B share. In addition, as at July 26, 2005, we had outstanding options to purchase 6,302,012 common shares.

The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor and to receive our remaining property, after satisfaction of all outstanding liabilities, on liquidation, winding-up or dissolution. The rights and restrictions relating to our outstanding Class A share and Class B share can be found in our 2005 annual information form.

PRO-FORMA FINANCIAL INFORMATION

Overview

The following unaudited pro forma consolidated financial statements have been prepared on the basis of assumptions described in the notes thereto. The unaudited pro forma consolidated balance sheet was prepared as at June 30, 2005 as if the Transaction had occurred on June 30, 2005, and the unaudited pro forma consolidated statements of operations were prepared for the year ended December 31, 2004 and the six months ended June 30, 2005 as if the Transaction had occurred as of January 1, 2004. As described in note 1, these pro forma consolidated financial statements have been prepared on the basis of accounting principles in effect at the date of announcement of the Transaction. These statements are not necessarily indicative of what the financial position or results of operations would have been had the Transaction occurred on the dates or for the periods indicated and do not purport to indicate future results of operations. In addition, they do no reflect any cost savings or other synergies that may result from the Transaction.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and related notes which are incorporated by reference into this proxy circular.

Compilation Report

To the Board of Directors of
Ballard Power Systems Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Ballard Power Systems Inc. as at June 30, 2005 and unaudited pro forma consolidated statements of operations for the six months then ended and for the year ended December 31, 2004 and have performed the following procedures:

1.	Compared the figures in the columns captioned “Ballard Power Systems Inc.” to the unaudited consolidated financial statements of the Company as at June 30, 2005 and for the six months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2004, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Ballard Power Systems AG” to the unaudited financial statements of Ballard Power Systems AG as at June 30, 2005 and for the six months then ended, and the audited financial statements of Ballard Power Systems AG for the year ended December 31, 2004, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(c)	described to us the basis for determination of the pro forma adjustments; and

(d)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Ballard Power Systems Inc.” and “Ballard Power Systems AG” as at June 30, 2005 and for the six months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned “Pro forma consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

“KPMG LLP”

Vancouver, Canada
July 26, 2005

Pro Forma Consolidated Balance Sheet
(Unaudited — see Compilation Report)
As at June 30, 2005
(In thousands of U.S. dollars)

	Ballard Power Systems Inc.	Ballard Power Systems AG	Pro Forma Adjustments		Pro Forma Consolidated
			(note 2)
Assets
Current assets:
Cash and cash equivalents	$86,420	$(78)	$—		$86,342
Short-term investments	144,863	—	—		144,863
Accounts receivable	6,586	(2,707)	20,000	(a)	27,770
			3,891	(e)
Inventories	16,030	—	—		16,030
Prepaids and other current assets	4,396	—	—		4,396
Current assets held for sale	7,218	(7,218)	—		—
	265,513	(10,003)	23,891		279,401
Property, plant and equipment	61,881	—	—		61,881
Intangible assets	52,175	—	—		52,175
Goodwill	155,324	—	—		155,324
Investments	10,728	—	—		10,728
Assets held for disposal	79,924	(79,924)	—		—
Other long-term assets	3,685	—	(3,268	)(a)	417
	$629,230	$(89,927)	$20,623		$559,926

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$18,422	$(1,184)	$4,532	(a)	$27,084
			1,423	(d)
			3,891	(e)
Deferred revenue	1,224	—	—		1,224
Accrued warranty liabilities	21,150	—	—		21,150
Current liabilities held for sale	10,571	(8,910)	(1,661	)(d)	—
	51,367	(10,094)	8,185		49,458
Long-term liabilities	10,303	—	—		10,303
Long-term liabilities held for sale	4,531	(4,531)	—		—
	66,201	(14,625)	8,185		59,761
Shareholders’ equity:
Share capital	1,279,062	(204,049)	204,049	(a)	1,154,899
			(93,077	)(b)
			(31,086	)(c)
Contributed surplus	9,411	—	19,277	(b)	59,774
			31,086	(c)
Accumulated deficit	(725,208)	128,077	(128,077	) (a)	(714,272)
			10,698	(a)
			238	(d)
Cumulative translation adjustment	(236)	670	(670	) (a)	(236)
	563,029	(75,302)	12,438		500,165
	$629,230	$(89,927)	$20,623		$559,926

Pro Forma Consolidated Statement of Operations
(Unaudited — see Compilation Report)

For the six months ended June 30, 2005
(In thousands of U.S. dollars)

	Ballard Power Systems Inc.	Ballard Power Systems AG	Pro Forma Adjustments		Pro Forma Consolidated
			(note 2)

Product revenues	$19,237	$(9,471)	$2,919	(e)	$12,685
Engineering service and other revenue	702	—	—		702
Total revenues	19,939	(9,471)	2,919		13,387

Cost of revenues and expenses:
Cost of product revenues	18,535	(10,012)	1,865	(e)	10,388
Research and product development	39,935	(11,749)	5	(e)	28,191
General and administrative	8,971	(760)	—		8,211
Marketing	4,144	(954)	—		3,190
Depreciation and amortization	13,805	171	—		13,976
Total cost of revenues and expenses	85,390	(23,304)	1,870		63,956

Loss before undernoted	(65,451)	13,833	1,049		(50,569)
Investment and other income	5,133	(1,645)	36	(e)	3,524
Loss on disposal and writedown of long-lived assets	(312)	47	—		(265)
Equity in loss of associated companies	(1,223)	—	—		(1,223)
Loss before income taxes	(61,853)	12,235	1,085		(48,533)

Income taxes	91	30	—		121

Net loss for period	$(61,944)	$12,205	$1,085		$(48,654)
Basic and diluted loss per share	$(0.50)				$(0.44)
Weighted average number of common shares outstanding (note 3)	123,207,634				111,201,742

See accompanying notes to the unaudited pro forma consolidated financial statements.

Pro Forma Consolidated Statement of Operations
(Unaudited — see Compilation Report)

For the year ended December 31, 2004
(In thousands of U.S. dollars)

	Ballard Power Systems Inc.	Ballard Power Systems AG	Pro Forma Adjustments		Pro Forma Consolidated
			(note 2)

Product revenues	$67,575	$(29,326)	$14,716	(e)	$52,965
Engineering service and other revenue	13,798	(4,958)	—		8,840
Total revenues	81,373	(34,284)	14,716		61,805

Cost of revenues and expenses:
Cost of product revenues	59,594	(21,882)	13,024	(e)	50,736
Research and product development	91,737	(30,496)	1,460	(e)	62,701
General and administrative	15,671	(1,454)	—		14,217
Marketing	10,028	(2,050)	—		7,978
Depreciation and amortization	40,094	(6,352)	—		33,742
Total cost of revenues and expenses	217,124	(62,234)	14,484		169,374

Loss before undernoted	(135,751)	27,950	232		(107,569)
Investment and other income	3,670	464	(355	) (e)	3,779
Loss on disposal and write-down of long-lived assets	(17,678)	—	—		(17,678)
Write-down of assets held for sale	(23,051)	23,051	—		—
Equity in loss of associated companies	(2,175)	—	—		(2,175)
Loss before income taxes	(174,985)	51,465	(123)		(123,643)

Income taxes	422	—	—		422

Net loss for period	$(175,407)	$51,465	$(123)		$(124,065)
Basic and diluted loss per share	$(1.48)				$(1.17)
Weighted average number of common shares outstanding (note 3)	118,461,114				106,455,222

See accompanying notes to the unaudited pro forma consolidated financial statements.

Notes to Pro Forma Consolidated Statement of Operations
(Expressed in U.S. dollars)
(Unaudited — see Compilation Report)

1.	Basis of presentation:

The unaudited pro forma consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) in effect as at June 30, 2005, and include:

•	an unaudited pro forma consolidated balance sheet as at June 30, 2005 prepared from the unaudited consolidated balance sheets of Ballard and BPS AG as at June 30, 2005, which reflects the proposed Transaction as if it had occurred on June 30, 2005;

•	an unaudited pro forma consolidated statement of operations for the six months ended June 30, 2005 prepared from the unaudited consolidated statements of operations of Ballard and BPS AG for the six months ended June 30, 2005, which reflects the proposed Transaction as if it occurred on January 1, 2004; and

•	an unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 prepared from the audited consolidated statements of operations of Ballard and BPS AG for the year ended December 31, 2004, which reflects the proposed Transaction as if it occurred on January 1, 2004.

These pro forma consolidated statements of operations do not include any nonrecurring charges or credits as a result of the transactions described in note 2.

The unaudited pro forma consolidated financial statements should be read in conjunction with our consolidated financial statements. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation.

The unaudited pro forma consolidated financial statements may not necessarily be indicative of the financial position and results of operations that would have been achieved if the Transaction had occurred on the dates noted above. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect ongoing costs or savings that may result from the Transaction.

2.	Pro forma transactions and assumptions:

On June 23, 2005, we signed an agreement for the sale of our interest in our German subsidiary, BPS AG, to DaimlerChrysler and Ford. Under the terms of the Transaction:

•	DaimlerChrysler and Ford will acquire our 50.1% interest in BPS AG. In exchange, DaimlerChrysler and Ford will return to us an aggregate of 9.0 million of our common shares that they currently own, valued at $73.8 million, based on the average quoted market price of our common shares around the announcement date of $8.20 per share. These shares will then be cancelled.

•	The existing Forward Exchange Agreement, which committed us to purchase the remaining 49.9% interest of BPS AG from DaimlerChrysler in exchange for the issuance of approximately 7.6 million of our common shares to DaimlerChrysler, will be cancelled. As a result, BPS AG will be wholly owned by DaimlerChrysler and Ford.

•	We will be reimbursed for BPS AG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction. This payment, net of other purchase price adjustments, is estimated to be at least $20 million.

•	We will receive a royalty-free license to use all existing Vehicular Support Systems intellectual technology for non-vehicular applications.

We have also agreed as part of the Transaction to release Ford from the HEV Obligations in exchange for $12.5 million, payable through the return to us of 3,005,892 of our common shares owned by Ford.

Completion of the Transaction remains subject to approvals of our shareholders and any required approvals of regulatory agencies in the European Union, which are expected in August 2005.

Following the Transaction, DaimlerChrysler will own approximately 19.2% and Ford will own approximately 11.5% of the common shares of Ballard outstanding on an undiluted basis.

Ballard recorded an estimated loss of $23.1 million in the third quarter of 2004 based on the transaction closing in that year. This loss results from writing down the goodwill of BPS AG to the estimated proceeds to be received. The overall loss on the sale of BPS AG is dependent on a number of variables, including changes in Ballard’s net investment in BPS AG and purchase price adjustments. However, the estimated gain or loss on closing is a nonrecurring credit or charge directly attributable to the Transaction and therefore would not be included in the pro forma consolidated statement of operations for the six months ended June 30, 2005.

Pro forma adjustments relating to the Transaction are as follows:

(a)	On closing, we will cease to consolidate the results of BPS AG. The share capital, accumulated deficit and cumulative translation adjustment of BPS AG, amounting to $204,049,000, $128,077,000 and $670,000, respectively, are eliminated in the pro forma consolidated balance sheet. The net proceeds on disposal are estimated at $86,000,000, which includes the return to us of 9,000,000 of our common shares that are currently held by DaimlerChrysler and Ford, valued at $73,800,000, the receipt of cash for an estimated purchase price adjustment of $20,000,000, less the payment of $7,800,000 of disposal costs. Disposal costs of $3,268,000 have been incurred to June 30, 2005 and therefore an additional $4,532,000 has been accrued in accounts payable. Based on the above information, the estimated gain on the Transaction effective June 30, 2005 is as follows:

Proceeds on disposal	$73,800,000
Estimated purchase price adjustments	20,000,000
Disposal costs	(7,800,000)
Net proceeds	86,000,000
Net investment in BPS AG	75,302,000
Net gain on disposal	$10,698,000

(b)	Ballard shares to be returned and cancelled as part of the purchase price of BPS AG have been valued at $8.20 per common share. Under Canadian GAAP, the share value to be used in determining the consideration received on a disposition is to be based on the average share price over a reasonable period before and after the date the Transaction is agreed to and announced.

Cancelled shares reduce share capital at the weighted average historical share price of $10.34 for a total of $93,077,000. The difference between the value of the shares per the Transaction and the historical cost of $19,277,000 increases contributed surplus.

(c)	Ballard shares to be returned and cancelled as part of the cancellation of the HEV Obligations have been valued at $4.16 per common share. Under Canadian GAAP, the share value to be used in determining the consideration received on a disposition is to be based on the average share price over a reasonable period before and after the date the Transaction is agreed to and announced.

Cancelled shares reduce share capital and increase contributed surplus at the weighted average historical share price of $10.34 for a total of $31,086,000.

(d)	As part of the Transaction, the Vehicular Support Systems portion of contracts to supply fuel cell bus engines to customers in Australia and China will be assumed by DaimlerChrysler pursuant to the Bus Services Agreement. In consideration for assuming the liabilities associated with this contract, we have agreed to pay to DaimlerChrysler $1,423,000, the estimated amount of the deferred revenue and accrued warranty liabilities associated with the contract at closing. As at June 30, 2005, the deferred revenue and accrued warranty liabilities to be transferred, in the aggregate, were $1,661,000, resulting in a gain of $238,000.

(e)	As a result of the Transaction, certain eliminations between BPS AG and entities consolidated with Ballard, which occurred through consolidation have been reversed. Elimination of inter-company receivables and payables between BPS AG and entities consolidated with Ballard of $3,891,000 at June 30, 2005 have been reversed. Revenues of $2,919,000, cost of revenues of $1,865,000, expenses of $5,000 and other income of $36,000 are adjusted for inter-company transactions for the six months ended June 30, 2005. Revenues of $14,716,000, cost of revenues of $13,024,000, expenses of $1,460,000 and other income of $(355,000) are adjusted for inter-company transactions for the year ended December 31, 2004.

3.	Basis of calculation for loss per share:

Pro forma loss per share is calculated based upon the weighted average number of Ballard common shares that would have been outstanding, assuming that any shares issued under the Transaction were issued at the beginning of the year. There are no dilutive factors for any of the periods presented. The weighted average number of common shares used in the calculation of pro forma loss per share is as follows:

	June 30, 2005	December 31, 2004
Weighted average number of shares outstanding of Ballard	123,207,634	118,461,114
Ballard common shares acquired on the disposition of BPS AG	(9,000,000)	(9,000,000)
Ballard common shares acquired on cancellation of HEV Obligations	(3,005,892)	(3,005,892)
	111,201,742	106,455,222

RISK FACTORS RELATING TO THE TRANSACTION

The Transaction is subject to a number of risks that you should consider carefully in determining whether to vote in favour of the Special Resolution. In addition to the risks described below relating to the Transaction, you should read and consider the risks relating to our business, which are set forth in our annual information form incorporated by reference. The risks described in our annual information form, including the risks relating to our ability to achieve commercialization of our products, our dependence on vehicle manufacturers and third party suppliers, our need for the development of a fuel infrastructure and our exposure to changes in environmental policies, will continue to apply to us after the Transaction, and some of these risks may increase. If any of the risks relating to the Transaction or our business were to materialize, our financial condition, results of operations and prospects would likely be adversely affected.

The Transaction may not generate the benefits we expect.

In November 2001, we acquired an additional 23.4% of the shares of BPS AG from DaimlerChrysler and Ford, bringing our total share ownership of BPS AG to 50.1%, and entered into the Third Alliance Agreement which varied the Alliance between DaimlerChrysler, Ford and us. The principal focus of the Alliance under the Third Alliance Agreement is the research, development, commercialization, manufacture, sale and servicing of PEM Fuel Cells, PEM Support Systems and E-Drives, on an integrated basis. DaimlerChrysler, Ford and we have now concluded that, due to the greater need for close integration between a vehicle and the Vehicular Support Systems, DaimlerChrysler and Ford require access to, and control over, the future development of the technology relating to Vehicular Support Systems. Under the Fourth Alliance Agreement, DaimlerChrysler and Ford will have responsibility for the research, development and commercialization of the Vehicular Support Systems, while we will continue to have responsibility for the research, development and commercialization of Vehicular Fuel Cells and E-Drives for fuel cell vehicles.

The successful development and commercialization of both the Vehicular Fuel Cells and Vehicular Support Systems is essential to the vehicular application of PEM Fuel Cell technology. Under the Fourth Alliance Agreement, we will now be dependent upon DaimlerChrysler and Ford to complete the required Vehicular Support Systems. We have no assurance that DaimlerChrysler and Ford will be successful in developing and commercializing the required Vehicular Support Systems so that Vehicular Fuel Cells manufactured by us can be marketed for use in their vehicular applications.

The separation of the development of Vehicular Fuel Cells from the development of Vehicular Support Systems within BPS AG may result in additional costs and delays.

The separation of the development and commercialization of Vehicular Fuel Cells from the development and commercialization of Vehicular Support Systems may result in delays in achieving commercialization of the vehicular application of our PEM Fuel Cell technology, since both DaimlerChrysler and Ford, as well as we, will need to reorganize our project teams to separately develop Vehicular Fuel Cells and the related Vehicular Support Systems.

The Fourth Alliance Agreement provides for the creation of a joint Alliance Research Committee on which each of DaimlerChrysler, Ford and we will have equal representation. The Alliance Research Committee will have overall responsibility to coordinate and benchmark activities of the members of the Alliance in developing and commercializing Vehicular Fuel Cell technology. There is no assurance, however, that the Alliance Research Committee will provide the same degree of coordination and project progress as might have been achieved by continuing those activities on an integrated basis.

The Transaction may adversely affect our ability to raise additional funding.

Financial markets may react negatively to the separation of the development and commercialization of Vehicular Fuel Cells and the related Vehicular Support Systems, and may perceive that separation as adversely affecting our ability to achieve the successful vehicular application of our PEM Fuel Cell technology or our ability to generate revenue. Should that occur, we may encounter increased difficulty in raising additional debt and equity capital or raising such capital on terms which are acceptable to us. If we are unable to raise additional capital when required, there may be an adverse impact on our ability to complete the development and commercialization of our PEM Fuel Cells, or to complete it on a timely basis to meet market requirements for PEM Fuel Cells in both vehicular and other applications.

The Transaction may not reduce cash burn sufficiently.

While we expect that the BPS AG Disposition will reduce our cash burn by approximately $25 million annually, we may find that it results in our other costs being increased due to increased fuel cell development efforts, or coordination that may need to be undertaken at our other operations to compensate for the loss of work conducted by BPS AG.

The Transaction may not allow us to generate benefits from the next generation development programs due to exit/program termination provisions contained in the Fourth Alliance Agreement.

DaimlerChrysler and Ford have the right to terminate each of the Development Agreements if we fail to meet the critical milestones under those agreements, but only if we have also been unable to remediate these failures.

DaimlerChrysler and Ford will have the right to exit the Alliance in the event of a critical failure of an Alliance Program, but only after the satisfaction of a number of significant pre-conditions designed to ensure that the Alliance partners have first exhausted all commercially reasonable remediation efforts. If the exit mechanism is triggered, the Alliance will be dissolved, resulting in a number of consequences for us, including the following:

•	each of DaimlerChrysler and Ford would no longer be subject to exclusive purchase obligations for our products;

•	each of DaimlerChrysler and Ford would be released from its non-competition restrictions and standstill provisions; and

•	we would no longer be able to purchase intellectual property developed through DaimlerChrysler’s or Ford’s independent research efforts.

We cannot provide any assurances as to if or when the termination rights may be triggered by DaimlerChrysler or Ford, or that the Alliance will continue through to the end of its contractual term.

The Transaction may result in increased competition from DaimlerChrysler and Ford.

Each of DaimlerChrysler and Ford will be permitted to conduct research in areas related to Excluded Technologies and Stack Operation and Stack Control Logic. Each of DaimlerChrysler and Ford may develop technologies that will compete with our technology in these areas. We will not have any rights under the Fourth Alliance Agreement to acquire, or obtain a licence of or to, any intellectual property relating to Excluded Technologies developed by either DaimlerChrysler or Ford. Consequently, if either of DaimlerChrysler or Ford develops intellectual property relating to Excluded Technologies that we require or desire to incorporate in our products, it is uncertain as to whether we will be able to negotiate access to such intellectual property on acceptable terms. We have the right to obtain a licence to use any intellectual property relating to Stack Operation and Stack Control Logic developed by either of DaimlerChrysler or Ford by paying 50% of the development costs of that intellectual property.

Completion of the Transaction may encourage certain parties to acquire control of us.

The Ballard common shares transferred to us pursuant to the Transaction will be cancelled and the Delayed Shares that were to be issued under the Forward Exchange Agreement will not be issued, with the result that our issued and outstanding common shares will be reduced by 12,005,892 common shares and we will not be issuing a further 7,613,212 common shares as previously expected. In addition, assuming no other changes in our common share capital, the aggregate percentage holding of our common shares by DaimlerChrysler and Ford will be reduced from 37.4% to 30.7%. The combined effect of the decline in our common share capital and the decrease in the percentage holdings of our common shares by DaimlerChrysler and Ford may encourage others to attempt to acquire control of us. Such an acquisition of control may not be in the long-term interests of our shareholders. See “The Transaction — Overview of the Transaction”.

The Transaction is subject to regulatory requirements that could delay or prevent the Transaction.

The Transaction is subject to a requirement for competition approvals in Europe. See “Regulatory Matters — Competition Filings — Europe”. A delay in obtaining satisfactory regulatory approval, or the imposition of unfavourable terms or conditions for such approval, could prevent us from completing the Transaction or increase our costs associated with the Transaction. Any significant delay in obtaining the required regulatory approval, or a failure to obtain it, could create uncertainties for us and affect our ability to complete the development and commercialization of our next generation PEM Fuel Cell technology within the time frame currently planned by us.

REGULATORY MATTERS

Securities Matters

The Ontario Securities Commission and the Autorité des marches financiers du Québec have each adopted rules, regulations and/or policies governing certain transactions which raise the potential for significant conflicts of interest. Ontario Securities Commission Rule 61-501 (“Rule 61-501”) and Policy Q-27 of the Autorité des marches financiers du Québec (“Policy Q-27”) (collectively, the “Related Party Rules”) govern, among other things, related party transactions and issuer bids. The Related Party Rules provide that, absent an exemption, a corporation proposing to carry out such a transaction is required, in most circumstances, to prepare a formal valuation of the subject matter of the transaction and to provide its shareholders with a summary of that valuation, to make disclosure of other specified matters to its shareholders and to obtain the approval of a majority of the minority shareholders.

As each of DaimlerChrysler and Ford holds more than 10% of our outstanding common shares, they are each considered to be a “related party” of Ballard for the purposes of the Related Party Rules. The Transaction (but not the Ancillary Transactions) is considered to be a “related party transaction” for the purposes of the Related Party Rules. One of the exemptions from the formal valuation and minority approval requirements of the Related Party Rule applies in those cases where the subject matter of the related party transaction and the value of the consideration received in respect of the related party transaction is less than 25% of the market capitalization of the issuer. We have determined that the subject matter of the Transaction and the value of the consideration for the Transaction is less than 25% of our market capitalization. As a result, we are exempt from the formal valuation and minority approval requirements of the Related Party Rules.

Notwithstanding that the formal valuation and minority approval requirements of the Related Party Rules do not apply, the Transaction engages many of the policy issues underlying the requirements of the Related Party Rules applicable to related party transactions. Consequently, the Transaction has been structured to ensure that our shareholders receive many of the same protections as would be provided in the case of a transaction which was not exempt. In particular (a) the Transaction has been negotiated under the direct supervision of our independent Special Committee, (b) any directors on our board having connections to DaimlerChrysler or Ford have declared such connection and have abstained from voting to approve the Transaction and this proxy circular, (c) this proxy circular contains detailed disclosure relating to the Transaction, including a description of the background to the Transaction and the review and approval process undertaken by the Special Committee and our board of directors, (d) we have obtained and attached to this proxy circular fairness opinions in respect of the Transaction both from RBC, the independent financial advisors retained by the Special Committee, and from Goldman Sachs, our financial advisor, and (e) we have structured the Transaction such that it will not be implemented unless the Special Resolution receives the approval of a majority of the votes cast by our shareholders, excluding DaimlerChrysler and Ford.

Securities legislation and the Related Party Rules also govern issuer bids which are transactions whereby issuers acquire or redeem, among other things, their own issued capital from holders thereof in a Canadian jurisdiction. However, since DaimlerChrysler and Ford are not shareholders resident in a Canadian jurisdiction, the aspects of the Transaction under which we acquire approximately 12 million of our common shares from DaimlerChrysler and Ford do not constitute an issuer bid and do not engage the Related Party Rules. While the Transaction does not technically constitute an issuer bid, by structuring the Transaction such that it will not be implemented unless the Special Resolution receives the approval of a majority of the votes cast by our shareholders, excluding DaimlerChrysler and Ford, and by obtaining two fairness opinions, we will meet the requirements often imposed by regulators in order to grant an exemption from compliance with the requirements.

Competition Filings

United States

Each of Ballard and Ford conducts business in the United States. A transaction involving the acquisition of equity securities is notifiable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with respect to any acquiring person if, after the transaction is completed, the following threshold tests are surpassed:

(a)	the acquiring person must hold at least $50 million of the acquired person’s voting securities (including voting securities owned prior to the transaction); and

(b)	in the case of an acquisition of voting securities of a foreign issuer, either the value of the U.S. assets of the foreign issuer on a consolidated basis must be more than $50 million as of the date of the acquired person’s most recent regularly prepared balance sheet or the sales of the foreign issuer in or into the United States in the most recent fiscal year must have been more than $50 million.

As BPS AG is a foreign issuer and the value of its U.S. assets and U.S. sales do not meet the above thresholds, the acquisition by DaimlerChrysler and Ford of BPS AG does not require HSR Act filings.

Canada

Each of Ballard and Ford conducts business in Canada. Under the Competition Act (Canada) (the “Competition Act”), the Transaction is notifiable to the Competition Bureau if:

(a)	the aggregate value of the parties’ assets or revenues from sales in, from or into Canada exceeds a pre-determined threshold;

(b)	the value of our Canadian assets or the sales generated from those assets in or from Canada exceeds a pre-determined threshold; and

(c)	the acquisition will result in either DaimlerChrysler or Ford holding in excess of 20% of us.

As neither DaimlerChrysler nor Ford will exceed the 20% threshold for our shares, each of the contemplated acquisitions of our shares by those entities, pursuant to the Transaction, will not result in a pre-notification filing obligation under the Competition Act. Further, with respect to the disposition of Ballard’s and BPC’s interest in BPS AG to DaimlerChrysler and Ford, this will not be a notifiable transaction under the Competition Act because:

(a)	the value of the BPS AG’s assets in Canada at the time of closing of the Transaction will be less than CDN$50 million; and

(b)	BPS AG’s revenues from sales in or from Canada for the most recently completed fiscal year were below the CDN$50 million size of transaction test.

Further, the Transaction will not result in any notification or application for review obligation under the Investment Canada Act (Canada) (the “Investment Act”) for the following principal reasons:

(a)	each of DaimlerChrysler and Ford will at all times own less than one-third of our voting shares and therefore there is no acquisition of control within the meaning of the Investment Act; and

(b)	BPS AG does not have a place of business in Canada and, since all the criteria for determining a Canadian business under the Investment Act do not apply to BPS AG, the Investment Act is not applicable.

Europe

Each of Ballard, DaimlerChrysler and Ford conducts business in the member states of the European Union. The European Commission (the “Commission”) has the power to veto major cross-border mergers, acquisitions and certain joint ventures where the value of the parties’ world-wide sales and individual European Union sales exceeds specified pre-determined thresholds.

The Commission may prohibit such transactions when they are incompatible with the common market, by virtue of the EC Merger Regulation NO. 139/2004 and accompanying regulations.

The Merger Task Force of the Commission has confirmed that the Transaction does not represent a merger with the meaning of the EC Merger Control Regulation. The Transaction has been notified with the German Federal Cartel Office (“FCO”). The FCO is expected to clear the Transaction. As with any joint venture, the FCO could reserve the right to examine the Transaction in accordance with section 1 of the Act Against Restraints of Competition, which prohibits agreements between undertakings which have as their effect or object the prevention, restriction or distortion of competition. However, it is not expected that such examination will lead to a prohibition of the Transaction.

RIGHT TO DISSENT

Section 190 of the CBCA provides shareholders with the right to dissent from certain resolutions of a corporation that effect extraordinary corporate transactions or fundamental corporate changes. Since the Articles of Amendment that would be approved as part of the Special Resolution increase the rights and privileges of our outstanding Class A share and Class B share, each registered shareholder of our common shares will have the right to require that we purchase such shareholder’s shares for fair value if such shareholder dissents in respect of the Special Resolution. In order to register his or her dissent, a registered shareholder must send to us a written objection to the Special Resolution at or before the Meeting. The execution or exercise of a proxy voting against the Special Resolution will not constitute a written objection, and a shareholder may not vote in favour of the Special Resolution and also dissent.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a registered shareholder may only exercise the dissent rights under section 190 of the CBCA in respect of our common shares that are registered in that shareholder’s name.

In many cases, common shares beneficially owned by a shareholder (a “non-registered shareholder”) are registered either (a) in the name of an intermediary (“Intermediary”) that the non-registered shareholder deals with in respect of such shares, such as, among others, banks, trust companies, securities dealers and brokers and trustees or administrators of self-administered RRSPs, RRIFs RESPs and similar plans, or (b) in the name of a depository (“Depository”), such as The Canadian Depository for Securities Limited (“CDS”), of which the Intermediary is a participant. Accordingly, a non-registered shareholder will not be entitled to exercise his or her dissent rights directly (unless the shares are re-registered in the non-registered shareholder’s name). A non-registered shareholder who wishes to exercise dissent rights should immediately contact the Intermediary with whom the non-registered shareholder deals in respect of his or her shares and either (i) instruct the Intermediary to exercise the dissent rights on the non-registered shareholder’s behalf (which, if the shares are registered in the name of CDS or any other clearing agency, may require that such shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such shares in the name of the non-registered shareholder, in which case the non-registered shareholder would have to exercise the dissent rights directly.

The filing of a dissent right does not deprive a registered shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a registered shareholder who has submitted a dissent notice and who votes in favour of the Special Resolution will no longer be considered a dissenting shareholder with respect to that class of shares voted in favour of the Special Resolution, being the Ballard common shares. The CBCA does not provide, and we will not assume, that a proxy submitted instructing the proxyholder to vote against the Special Resolution, a vote against the Special Resolution or an abstention constitutes a dissent notice, but a registered shareholder need not vote his or her shares against the Special Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Special Resolution does not constitute a dissent notice. However, any proxy granted by a registered shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Special Resolution, should be validly revoked in order to prevent the proxyholder from voting such shares in favour of the Special Resolution and thereby causing the registered shareholder to forfeit his or her dissent rights. See “Voting Information — Appointment and Revocation of Proxies”.

If the Special Resolution is adopted, within 10 days of such adoption we must send to each dissenting shareholder who filed an objection to the resolution, unless he or she voted for the resolution or withdrew his or her objection, a notice that the resolution was adopted. Within 20 days of receiving such notice from us, or if he or she does not receive such notice, within 20 days after he or she learns that the Special Resolution has been adopted, a dissenting shareholder must send to us a written notice (the “Demand Notice”) containing the dissenting shareholder’s name and address, the number of our common shares in respect of which the dissenting shareholder dissents and a demand for payment of the fair value of such shares. On sending the Demand Notice, a dissenting shareholder ceases to have rights as a shareholder of Ballard, other than the right to be paid the fair value of his or her shares, unless the dissenting shareholder withdraws his or her Demand Notice before we make an offer referred to below, or we fail to make an offer to purchase his or her shares and the dissenting shareholder withdraws his or her Demand Notice, in which case his or her rights as a shareholder are reinstated as of the date he or she sent the Demand Notice.

Within 30 days of sending a Demand Notice, a dissenting shareholder must send to us or our transfer agent the certificate(s) representing the common shares in respect of which he or she dissents. On receipt of share certificate(s) from a dissenting shareholder, we or our transfer agent will endorse and promptly return to the dissenting shareholder the share certificate(s) with a notice that the holder of such certificate(s) is a dissenting shareholder under the CBCA. A dissenting shareholder who fails to deliver his or her share certificate(s) to us within the prescribed time period may lose his or her right to demand payment of the fair value of his or her Ballard common shares.

Upon the Articles of Amendment becoming effective, we are required to determine the fair value of our common shares and to make to each shareholder who filed a Demand Notice a written offer to pay for his or her shares. If we fail to make an offer to purchase the shares of a dissenting shareholder, or if such offer is not accepted, we or a dissenting shareholder may apply to court to fix the fair value of the shares.

The foregoing is intended only to be a summary of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his or her common shares. The provisions of the CBCA setting forth the procedures which must be followed by a dissenting shareholder are technical and complex and, if not strictly followed, may adversely affect the right of a dissenting shareholder to receive from us the fair value of his or her shares. A shareholder who wishes to dissent, or be better informed about his or her dissent rights, should consult his or her legal advisor. A copy of section 190 of the CBCA is attached as Appendix E to this proxy circular.

All dissent notices sent to us pursuant to section 190 of the CBCA should be addressed to the Corporate Secretary, Ballard Power Systems Inc., 4343 North Fraser Way, Burnaby, British Columbia, Canada V5J 5J9.

VOTING INFORMATION

Who Can Vote

Registered holders of our common shares on July 26, 2005 can vote at the Meeting. Each common share has the right to one vote. In accordance with the provisions of the CBCA, we have prepared a list of registered shareholders as at the close of business on July 26, 2005. Each registered shareholder named in the list will be entitled to vote at the Meeting the common shares shown opposite the shareholder’s name on such list.

As of July 26, 2005, 123,678,338 of our common shares are outstanding. To the knowledge of our directors and officers, as of July 26, 2005, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to our outstanding shares other than:

•	DaimlerChrysler, which currently owns 22,085,992 common shares, representing 17.9% of our outstanding common shares, and

•	Ford, which currently owns 24,181,198 common shares, representing 19.6% of our outstanding common shares.

As of July 26, 2005, the number of common shares owned by, or over which control or direction is exercised by, each director and senior officer, and to our knowledge, by each associate of a director or senior officer, is as follows:

Officers and Directors	Shares
Dennis Campbell, President & Chief Executive Officer	45,505
Lee Craft, Vice-President, Operations	15,546
Chris Guzy, Vice-President & Chief Technology Officer	15,313
Noordin Nanji, Vice-President, Marketing & Business Development and Corporate Secretary	39,968
Dave Smith, Chief Financial Officer	3,842
Peter Stickler, Vice-President, Human Resources	5,000
Charles Stone, Vice-President, Research & Development	5,138
Ian Bourne, Director	1,824
Ed Kilroy, Director	824
Denise Morrison, Director	2,765
John Sheridan, Director	1,294
Mark Suwyn, Director	1,130
Douglas Whitehead, Director	4,383

How You Can Vote

If you are a registered shareholder, you may vote your common shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by voting by telephone or over the internet or by completing the form of proxy and following the delivery instructions contained in the form of proxy and this proxy circular. The giving of a proxy will not affect your right to attend and vote in person at the Meeting.

Only registered shareholders, or the persons they appoint as their proxyholders, are customarily permitted to attend and vote at the Meeting. However, in many cases, common shares beneficially owned by non-registered shareholders are registered either (a) in the name of an Intermediary that the non-registered shareholder deals with in respect of the common shares, or (b) in the name of a Depository, such as CDS, in which the Intermediary is a participant.

In accordance with the requirements of Canadian securities laws, we have distributed copies of the notice of meeting, the proxy circular and the form of proxy (collectively, the “Meeting Materials”) to Intermediaries and Depositaries for onward distribution to non-registered shareholders.

Intermediaries are required to forward Meeting Materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward Meeting Materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the non-registered shareholder but which is otherwise uncompleted. This proxy need not be signed by the non-registered shareholder; or

(b)	more typically, be given a voting instruction form that must be completed and signed by the non-registered shareholder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone and internet with the use of a control number provided on the voting instruction form).

The purpose of these procedures is to permit non-registered shareholders to direct the voting of the common shares they beneficially own. Should a non-registered shareholder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons named in the proxy received from the Intermediary and insert the name of the non-registered shareholder (or such other person voting on behalf of the non-registered shareholder) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, non-registered shareholders should carefully follow the instructions of their Intermediaries, including instructions regarding when and where the proxy (or voting instruction form) is to be delivered.

In either case, please ensure that you deliver your proxy in the manner described in this proxy circular or as instructed by your Intermediary. If you are a non-registered shareholder and do not follow these special procedures and attend the Meeting, you will not be entitled to vote at the Meeting.

If you are a registered shareholder, telephone and internet voting are also available. Please consult your proxy card for details.

Solicitation of Proxies

The information contained in this proxy circular is furnished in connection with the solicitation of proxies by or on behalf of management for use at the Meeting or any adjournment or postponement thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. We pay all costs of soliciting proxies. We have retained D. F. King & Co., Inc. to assist us with the solicitation of proxies at a fee of $25,000 plus out-of-pocket expenses.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are our Chair of the Board and our President & Chief Executive Officer. You may also appoint some other person (who need not be a shareholder of Ballard) to represent you at the Meeting either by inserting such other person’s name in the blank space provided in the form of proxy or by completing another suitable form of proxy. A proxy will not be valid unless the completed form of proxy is delivered to Computershare Trust Company of Canada (“Computershare Trust”), Proxy Department, by mail or by hand at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

You can revoke your proxy by:

•	providing a written notice of revocation to Computershare Trust before 10:00 a.m. on Friday, August 25, 2005;

•	providing a written notice of revocation to us before 5:00 p.m. (Vancouver time) on Friday, August 25, 2005, at our registered office, which is located at the offices of Stikeman Elliott LLP, 1700–666 Burrard Street, Vancouver, British Columbia, V6C 2X8 Canada;

•	advising the Chair of the Meeting that you are voting in person at the Meeting or any adjournment or postponement thereof; or

•	in any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

A non-registered shareholder may revoke a proxy or voting instruction form which has been given to an Intermediary by written notice to the Intermediary. In order to ensure that an Intermediary acts upon a revocation of proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting or any adjournment or postponement thereof.

Voting and Exercise of Discretion by Proxyholders

The common shares represented by all properly executed proxies, not previously revoked, will be voted or withheld from voting at the Meeting, in accordance with the instructions contained in the proxy, on any ballot that may be called for. If a shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. Forms of proxy containing no instructions regarding the matters specified therein will be voted in favour of all matters.

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

•	each matter or group of matters identified in the proxy where you do not specify how you want to vote;

•	any amendment to or variation of any matter identified in the proxy; and

•	any other matter that properly comes before the Meeting.

As of the date of this proxy circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the meeting, each nominee named in the proxy intends to vote in accordance with the nominee’s best judgment.

GENERAL INFORMATION

Interest of Informed Persons in Material Transactions

To the best of the knowledge of our management, no informed person or person who has been a director or executive officer of Ballard since January 1, 2004 (or any associate or affiliate of such persons) had any interest in any material transaction to be considered at the special meeting, except as disclosed in this proxy circular and the following:

•	David Prystash, a member of our board of directors, is Global Product Development Controller, Ford;

•	Gerhard Schmidt, a member of our board of directors, is Vice-President, Research, Ford;

•	Hans-Joachim Schöpf, a member of our board of directors, is the former Executive Vice-President, Development, Mercedes Car Group, DaimlerChrysler; and

•	Thomas Weber, a member of our board of directors, is a member of the Board of Management, DaimlerChrysler.

ADDITIONAL INFORMATION

Additional information relating to us is included in our annual report for the year ended December 31, 2004, which includes our audited financial statements for the years ended December 31, 2004 and 2003 and the accompanying audit report. Copies of the annual report and the relevant portion of any documents incorporated by reference in the annual report, copies of our most current annual information form and interim financial statements, as well as additional copies of this proxy circular, may be obtained upon request from our Corporate Secretary, at 4343 North Fraser Way, Burnaby, British Columbia V5J 5J9 Canada. Financial information is provided in our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2004.

This proxy circular has been approved by our board of directors, other than Dr. Thomas Weber (who was absent) and Dr. Hans-Joachim Schöpf, David Prystash and Dr. Gerhard Schmidt, who advised the board of directors of their respective connections to DaimlerChrysler and Ford and their consequent interests in the Transaction and the Ancillary Transactions and abstained from voting at the meeting of our board with respect to the approval of this proxy circular.

BY ORDER OF THE BOARD

“Noordin S.K. Nanji”

Noordin S.K. Nanji
Vice President, Marketing & Business Development and Corporate Secretary

Dated: July 26, 2005

APPENDIX A
GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this proxy circular the following terms shall have the meanings set forth below, words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders. Unless otherwise indicated, these defined terms are not used in the appendices included herein.

“Acquisition Agreement”  means the acquisition agreement dated June 23, 2005 between Ballard, BPC, DaimlerChrysler and Ford.

“Alliance”  means the alliance formed between Ballard, DaimlerChrysler and Ford, the terms of which are set out in the Third Alliance Agreement and are to be modified in accordance with the Alliance Amendments.

“Alliance Amendments” means certain amendments to the existing relationship between Ballard, DaimlerChrysler and Ford to be implemented through the execution of a Fourth Alliance Agreement, as more particularly described in the proxy circular under “The Transaction and the Ancillary Transactions — Overview of the Transaction — Alliance Amendments”.

“Alliance Council”  means the council established under the Third Alliance Agreement (and to be continued under the Fourth Alliance Agreement) comprised of representatives from each of DaimlerChrysler, Ford and Ballard that is responsible for overseeing and coordinating the Alliance Programs, proposing solutions for issues that may arise between the parties and implementing the processes for resolution of disputes and the termination of the Alliance, as more particularly described in the proxy circular under “Description of Agreements — Fourth Alliance Agreement — Continuation of the Alliance Council”.

“Alliance Program”  means, in respect of any Vehicular Fuel Cell or E-Drive, the program to develop that particular product, including product specifications, timing and costs, as set out in a development agreement between the Alliance partners in respect of that particular product.

“Alliance Research Committee”  means the committee established under the Fourth Alliance Agreement comprised of representatives from each of DaimlerChrysler, Ford and Ballard that will be responsible for coordinating joint efforts within the Alliance regarding research, benchmarking and collaboration with outside suppliers, as more particularly described in the proxy circular under “Description of Agreements — Fourth Alliance Agreement — Establishment of an Alliance Research Committee and Co-location”.

“Ancillary Transactions”  means certain transactions being entered into in connection with the completion of the Transaction, primarily consisting of the Development Agreements and the Bus Services Agreement, as more particularly described in the proxy circular under “The Transaction and the Ancillary Transactions — Overview of the Ancillary Transactions”.

“Articles of Amendment”  means an amendment to the articles of Ballard implementing certain changes to the rights and privileges of the Class A share and the Class B share of Ballard, a copy of which is attached as Schedule A to Appendix D to the proxy circular.

“Ballard”  means Ballard Power Systems Inc., a corporation existing under the laws of Canada.

“Ballard Base Shares”  means, with respect to DaimlerChrysler, the Base DaimlerChrysler Shares, and with respect to Ford, the Base Ford Shares.

“Base DaimlerChrysler Shares”  means, collectively,

(a)	all Ballard common shares owned by DaimlerChrysler or a subsidiary on the Closing Date of the Transaction, after giving effect to the transfer of Ballard common shares contemplated in the Acquisition Agreement to occur on the closing date, other than 3,977,650 Ballard common shares owned by DaimlerChrysler and its subsidiaries, and

(b)	all Base Ford Shares purchased by DaimlerChrysler or one of its subsidiaries from Ford or one of its subsidiaries.

“Base Ford Shares”  means, collectively,

(a)	all Ballard common shares owned by Ford or a subsidiary on the closing date of the Transaction, after giving effect to the transfer of Ballard common shares contemplated in the Acquisition Agreement to occur on the Closing Date, other than 2,954,781 Ballard common shares owned by Ford and its subsidiaries; and

(b)	all Base DaimlerChrysler Shares purchased by Ford or one of its subsidiaries from DaimlerChrysler or one of its subsidiaries.

“BPC”  means Ballard Power Corporation, a corporation existing under the laws of Delaware, which is Ballard’s wholly-owned U.S. subsidiary.

“BPS AG”  means Ballard Power Systems AG (formerly XCELLSIS GmbH), a stock corporation existing under the laws of Germany.

“BPS AG Disposition”  means the transfer of all the shares held by Ballard and BPC in BPS AG to DaimlerChrysler and Ford, as more particularly described in the proxy circular under “The Transaction and the Ancillary Transactions — Overview of the Transaction — BPS AG Disposition”.

“Bus Services Agreement”  means the bus services agreement under which Ballard will provide certain field support and warranty services to DaimlerChrysler in connection with fuel cell bus demonstration programs located in 10 European cities, Beijing, China and Perth, Australia, as more particularly described in the proxy circular under “Description of Agreements — Bus Services Agreement”.

“CBCA”  means the Canada Business Corporations Act (Canada), as it may be amended from time to time.

“CDS”  means The Canadian Depository for Securities Limited.

“Class A share”  means the Class A common share in the capital of Ballard that is held by DaimlerChrysler, to which certain Limited Voting Provisions and director appointment rights are attached, as more particularly described in the proxy circular under “Description of Agreements — Fourth Alliance Agreement — Board of Directors” and “Description of Agreements — Fourth Alliance Agreement — Limited Voting Provisions”.

“Class B share”  means the Class B common share in the capital of Ballard that is held by Ford, to which certain Limited Voting Provisions and director appointment rights are attached, as more particularly described in the proxy circular under “Description of Agreements — Fourth Alliance Agreement — Board of Directors” and “Description of Agreements — Fourth Alliance Agreement — Limited Voting Provisions”.

“Closing Date”  means the date on which the Transaction is completed, which is expected to occur at the end of August 2005.

“common shares”  means common shares in the capital of Ballard.

“Competition Act”  means the Competition Act (Canada), as it may be amended from time to time.

“Computershare Trust”  means Computershare Trust Company of Canada, which acts as transfer agent to Ballard.

“DaimlerChrysler”  means DaimlerChrysler AG, a corporation existing under the laws of Germany.

“Delayed Shares” means 7,613,212 Ballard common shares to be issued to DaimlerChrysler under the terms of the Forward Exchange Agreement, which agreement will be terminated in connection with the completion of the Transaction, as more particularly described in the proxy circular under “The Transaction and the Ancillary Transactions — Overview of the Transaction — BPS AG Disposition”.

“Demand Notice”  means a written notice sent to Ballard by a dissenting shareholder within 20 days after the shareholder learns that the Special Resolution has been adopted, containing the dissenting shareholder’s name and address, the number of common shares in respect of which the dissenting shareholder dissents and a demand for payment of the fair value of such shares, as more particularly described in the proxy circular under “Right to Dissent”.

“Depository”  means a depository such as CDS, in whose name common shares beneficially owned by a holder are registered.

“Development Agreements”  means, collectively, the NG VFC Development Agreement and the NG E-Drive Development Agreement.

“DOE”  means the U.S. Department of Energy.

“Ebara”  means Ebara Corporation, Ballard’s Japanese partner company.

“Ebara Ballard”  means Ebara Ballard Corporation, owned as to 51% by Ebara and as to 49% by Ballard.

“Ebara MOU”  means the memorandum of understanding dated May 26, 2005 between Ballard, Ebara and Ebara Ballard.

“Ecostar Release”  means the release to be granted by Ballard to Ford on the Closing Date in connection with certain historical obligations of Ford relating to E-Drives, as more particularly described in the proxy circular under “Description of Agreements — Acquisition Agreement — Other Arrangements”.

“E-Drive”  means the components and systems which convert electricity into power in the drive system of an electric vehicle, where the vehicle may be powered by Fuel Cells, batteries or other power sources, depending on the context.

“European Fuel Cell Bus Project”  means a program under which 30 low floor fuel cell powered city buses are being developed and tested in 10 European cities for commercial use.

“Excluded Technologies”  means intellectual property largely relating to interfaces between Vehicular Fuel Cells and Vehicular Support Systems, including:

(a)	external control and monitoring of the fuel cell stack to ensure compatibility of the fuel cell stack and fuel cell system inputs and outputs;

(b)	the supply and removal of gases and fluids to and from the fuel cell stack;

(c)	inlet gas conditioning, including filtration, thermal regulation and pressure regulation;

(d)	external humidification;

(e)	electrical and mechanical interfaces (including all interfaces to the vehicle for fluids, high voltage, low voltage, controls, mounting and dampening devices);

(f)	software interfaces between the stack control and the fuel cell system control system; and

(g)	power conditioning.

“Ford”  means Ford Motor Company, a corporation existing under the laws of Delaware.

“Forward Exchange Agreement”  means the forward exchange agreement dated October 2, 2001, between Ballard and DaimlerChrysler, pursuant to which Ballard is to acquire 1,591,550 BPS AG shares from DaimlerChrysler in exchange for 7,613,212 Ballard common shares, as amended by agreements between Ballard and DaimlerChrysler dated October 29, 2004, January 31, 2005, February 28, 2005, March 4, 2005, March 11, 2005, April 14, 2005, April 25, 2005, May 2, 2005, May 10, 2005, June 20, 2005 and June 23, 2005, which agreement will be terminated in connection with the completion of the Transaction, as more particularly described in the proxy circular under “The Transaction and the Ancillary Transactions — Overview of the Transaction — BPS AG Disposition”.

“Fourth Alliance Agreement”  means the alliance agreement between Ballard, DaimlerChrysler, Ford and DBF Pref Share Holdings Inc. to be entered into on the Closing Date.

“Fuel Cell”  means an electrochemical device which, without combustion, converts the chemical energy of a fuel, usually hydrogen or a hydrogen-containing mixture, and oxygen, usually from the air, directly into electricity.

“GAAP”  means generally accepted accounting principles.

“GDLs”  means gas diffusion layers for Fuel Cells.

“Goldman Sachs”  means Goldman, Sachs & Co., financial advisors to Ballard in connection with the Transaction and the Ancillary Transactions.

“HEV Obligations”  means certain future obligations of Ford in the Third Alliance Agreement relating to E-Drives for Hybrid Vehicles, from which Ford will be released on the Closing Date in exchange for the return to Ballard of 3,005,892 Ballard common shares currently held by Ford.

“HSR Act”  means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the United States Federal Trade Commission, as it may be amended from time to time.

“Hybrid Vehicle”  means a vehicle, the tractive power for which is provided by a combination of an ICE and an electric motor using electricity supplied by a source other than a Fuel Cell.

“ICE”  means an internal combustion engine.

“Incorporated Documents”  means those publicly filed documents of Ballard that are incorporated by reference in, and form an integral part of, the proxy circular, including, collectively, Ballard’s annual information form dated March 10, 2005, management information circular dated May 6, 2005, annual financial statements as at and for the year ended December 31, 2004, together with the auditors’ report thereon, management’s discussion and analysis filed in connection with those annual financial statements; interim financial statements as at and for the 6-month period ended June 30, 2005, together with management’s discussion and analysis filed in connection with those interim financial statements; and material change reports dated July 15, 2004 and July 4, 2005 in connection with the signing of a memorandum of understanding and an acquisition agreement in connection with the BPS AG Disposition.

“Intermediary”  means an intermediary in whose name common shares beneficially owned by a holder are registered, such as, among others, banks, trust companies, securities dealers and brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans.

“Investment Act”  means the Investment Canada Act (Canada), as it may be amended from time to time.

“IP Transfer Agreement”  means the IP transfer agreement dated July 22, 2005 between Ballard and BPS AG, as more particularly described in the proxy circular under “Description of Agreements — Intellectual Property Agreements”.

“kW” or “kilowatt”  means 1,000 Watts, which is equivalent to approximately 1.34 horsepower.

“Lawson Lundell”  means Lawson Lundell LLP, legal counsel to the Special Committee.

“Licence Agreement”  means the licence agreement dated July 22, 2005 between Ballard and BPS AG, as more particularly described in the proxy circular under “Description of Agreements—Intellectual Property Agreements”.

“Limited Voting Provisions”  means the provisions, under the Third Alliance Agreement and the current rights attached to the Class A share and the Class B share, which specify that certain decisions of Ballard’s board of directors may not be undertaken without approval by a number of directors equal to one director more than a majority of the directors who are entitled to vote and who do vote on such decision, including at least one of the directors appointed by DaimlerChrysler or Ford, as more particularly described in the proxy circular under “Description of Agreements — Fourth Alliance Agreement — Limited Voting Provisions”.

“MEA” or “membrane electrode assembly”  means the core of a PEM Fuel Cell, consisting of two electrodes, the anode and cathode, bonded on either side of the proton exchange membrane electrolyte to form a single structure.

“Meeting”  means the special meeting of the shareholders of Ballard to be held on Monday, August 29, 2005 at Vancouver, British Columbia.

“Meeting Materials”  means, collectively, the notice of meeting, the proxy circular and the form of proxy.

“MOU”  means the memorandum of understanding dated July 8, 2004 between Ballard, DaimlerChrysler, Ford and DBF Pref Share Holdings Inc.

“NG E-Drive Development Agreement”  means the next generation E-Drive development agreement between Ballard, DaimlerChrysler and Ford to be entered into on or before the Closing Date.

“NG VFC Development Agreement”  means the next generation Vehicular Fuel Cell development agreement between Ballard, DaimlerChrysler and Ford to be entered into on or before the Closing Date.

“Non-registered shareholder”  means a holder of the beneficial interest in Ballard common shares, whose shares are registered either in the name of an Intermediary or a Depository.

“OEM”  means an original equipment manufacturer of products.

“PEM” or “proton exchange membrane” means a solid polymer membrane (a thin plastic film) which serves as the electrolyte in a PEM Fuel Cell.

“PEM Fuel Cell”  means a Fuel Cell that contains a proton exchange membrane as the electrolyte, together with intellectual property, including:

(a)	MEAs;

(b)	plates with flow fields for fuel, oxidant and/or coolant;

(c)	seals and compression hardware;

(d)	venting of gases;

(e)	vibration isolation;

(f)	stack enclosures for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/electromagnetic interference (EMC/EMI) protection;

(g)	flow distribution (including recirculation) of gases and fluids within fuel cell stacks;

(h)	subsystems and components of the fuel cell or fuel cell stack for monitoring and regulating their operational state;

(i)	fuel cell or fuel cell stack devices for managing and controlling voltage output from the fuel cell stack; and

(j)	structural elements and components.

“PEM Support Systems”  means the components, devices, materials and subsystems assembled or designed for assembly around a PEM Fuel Cell necessary or desirable for its functioning.

“Policy Q-27”  means Policy Q-27 of the Autorité des marches financiers du Québec which, together with Rule 61-501, governs, among other things, related party transactions and issuer bids in Canada.

“Pre-Disposition Reorganization”  means the pre-disposition reorganization implemented by Ballard to ensure that when it disposes of BPS AG, BPS AG holds all of Ballard’s assets relating to Ballard’s Vehicular Support Systems business, and no others, as more particularly described in the proxy circular under “The Transaction and the Ancillary Transactions — Overview of the Transaction — BPS AG Disposition”.

“RBC” means RBC  Dominion Securities Inc., a member company of RBC Capital Markets, financial advisors to the Special Committee in connection with the Transaction and the Ancillary Transactions.

“Related Party Rules”  means, collectively, those rules contained in Rule 61-501 and Policy Q-27 relating to related party transactions.

“Rule 61-501”  means Rule 61-501 of the Ontario Securities Commission which, together with Policy Q-27, governs, among other things, related party transactions and issuer bids in Canada.

“Special Committee”  means the committee comprised of independent members of Ballard’s board of directors to consider and approve the Transaction, the Ancillary Transactions and any other proposed transactions.

“Special Resolution”  means the resolution to be presented to the Ballard shareholders at the Meeting to approve the Transaction.

“Stack Operation and Stack Control Logic”  means intellectual property relating to the methods of external control of a PEM Fuel Cell in order to achieve a certain PEM Fuel Cell-related outcome.

“Stikeman Elliott”  means Stikeman Elliott LLP, Canadian counsel to Ballard.

“Third Alliance Agreement”  means the alliance agreement dated November 30, 2001 between Ballard, DaimlerChrysler, Ford and DBF Pref Share Holdings Inc.

“Threshold Percentage”  means one-third of Ballard’s outstanding common shares, not including shares issued in connection with an acquisition or investment in a third party that is subject to the Limited Voting Provisions, which DaimlerChrysler and Ford must continue to own in the aggregate in order for the Limited Voting Provisions to continue to apply.

“Transaction”  means, collectively, the transaction comprised primarily of the BPS AG Disposition, the Alliance Amendments and the Articles of Amendment.

“Vehicular Fuel Cell”  means a PEM Fuel Cell for vehicular purposes (see diagram below).

“Vehicular Support Systems”  means support systems for PEM Fuel Cells in vehicles, including (see diagram below):

(a)	the fuel tank;

(b)	fuel supply subsystem;

(c)	fuel processor;

(d)	air supply subsystem;

(e)	external product water management subsystem;

(f)	fuel cell systems controls (including sensors, controls hardware and software);

(g)	subsystems unrelated to fuel cell stack operation;

(h)	power distribution subsystem; and

(i)	fuel cell system component enclosures for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/electromagnetic interference (EMC/EMI) protection.

“Watt”  means a basic measure of electrical power.

Vehicular Fuel Cell Support System
Vehicular Fuel Cell
Air Compressor Module
Humidifier Module
Coolant Components

APPENDIX B

FAIRNESS OPINION OF GOLDMAN SACHS

PERSONAL AND CONFIDENTIAL

June 23, 2005

The Board of Directors
Ballard Power Systems Inc.
4343 North Fraser Way
Burnaby, BC
Canada V5J 5J9

To the Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to Ballard Power Systems Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be received by the Company and BPC (as defined below) in connection with the divestiture (the “Divestiture”), pursuant to the Acquisition Agreement (the “Agreement”), dated as of June 23, 2005, among the Company, Ballard Power Corporation, a wholly owned subsidiary of the Company (“BPC”), DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”, and together with DaimlerChrysler, the “OEMs”), of shares in the capital of Ballard Power Systems AG (“BPSG”; and such shares the “BPSG Shares”), representing 50.1% of the equity of BPSG, as well as the termination of the Company’s right to acquire additional BPSG Shares representing the remaining 49.9% of the equity of BPSG. As more fully described below, as a result of the Divestiture, the OEMs will collectively own 100% of BPSG and the Company will receive from, or be relieved from issuing to, the OEMs an aggregate of 16,613,212 common shares in the capital of the Company (“Company Common Shares”). Capitalized terms not defined herein have the meanings set forth in the Agreement.

The Agreement provides that (i) the Company will transfer 3,075 BPSG Shares to DaimlerChrysler and terminate (by mutual agreement of the Company and DaimlerChrysler) the Forward Exchange Agreement, dated October 21, 2001 (the “FEA”), as amended (pursuant to which the Company had agreed with DaimlerChrysler to acquire BPSG Shares representing 49.9% of the equity of BPSG from DaimlerChrysler in exchange for 7,613,212 Company Common Shares), in consideration for 693,394 Company Common Shares to be paid to the Company by DaimlerChrysler, (ii) the Company will transfer 900,025 BPSG Shares to Ford in consideration for 4,688,346 Company Common Shares, and (iii) BPC will transfer 694,600 BPSG Shares to Ford in consideration for an amount equal to the Fair Market Value of 3,618,260 Company Common Shares and BPC will purchase 3,618,260 Company Common Shares from Ford for an amount equal to the Fair Market Value thereof (the Company Common Shares to be received by the Company and BPC pursuant to the transactions in clauses (i), (ii) and (iii), including the Company Common Shares that the Company will be relieved from issuing as a result of the termination of the FEA, comprising a total of 16,613,212 Company Common Shares, are hereafter referred to as the “Aggregate Consideration”). Pursuant to Sections 4.7 and 4.8 of the Agreement, either the Company or the OEMs, as the case may be, will make a cash payment to the other in respect of the Closing Funding Requirement. Prior to the Closing, the Company, BPC, BPSG and the other parties thereto will effect the transactions contemplated by the BPSG Reorganization Documents.

In addition to the Divestiture, pursuant to the Agreement, the parties thereto have agreed to certain other related transactions (collectively with the Divestiture, the “Transactions”), including: (a) the transfer to the Company by Ford of the Ford HEV Ballard Common Shares in consideration for the Company’s agreement that any restrictions applicable to the Ford Group under the Third Alliance Agreement related to Hybrid Vehicles, including electric drives for Hybrid Vehicles, will no longer apply as of the Closing Date; (b) the entering in to by the Company, DaimlerChrysler, Ford and certain affiliated parties of a Fourth Alliance Agreement at Closing which will replace the Third Alliance Agreement; (c) amendments to the by-laws of the Company that are required in order for such by-laws to be consistent with the rights modified by the Fourth Alliance Agreement; (d) a commitment by the OEMs to provide an additional $20,900,000 in funding to the Company in respect of E-Drives (as defined in the Fourth Alliance Agreement) pursuant to the NG E-Drive Agreement and (e) certain other transactions in connection with the foregoing, in each case, on such terms and conditions as are specified in the Agreement and the Transaction Documents.

This opinion addresses only the fairness from a financial point of view to the Company of the Aggregate Consideration to be received by the Company in connection with the Divestiture. In connection with the rendering of our opinion, the Company has instructed us to assume that all other aspects of the Transactions are to be effected. Accordingly, we express no opinion with respect to any other aspect of the Transactions, including, without limitation, the governance, indemnification, commercial and other contractual terms contained in the Agreement, the Transaction Documents and the BPSG Reorganization Documents, the relative merits of effecting the Transactions as compared to not effecting the Transactions and continuing under the Third Alliance Agreement, the transfer of the Ford HEV Ballard Common Shares and related arrangements, the transactions contemplated by NG E-Drive Agreement, and the amendments to the Company’s by-laws. We have not been engaged to prepare and have not prepared a valuation of the Company, BPSG, or any of their respective assets and our opinion should not be construed as such. Our advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board in connection with its consideration of the Divestiture and such opinion does not constitute a recommendation as to how any holder of Company Common Shares should vote with respect to the Transactions or any aspect thereof.

Credentials of Goldman, Sachs & Co.

Goldman, Sachs & Co. is an international investment banking firm, with operations in corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. As part of its investment banking business, Goldman, Sachs & Co. is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, primary and secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with, and having participated in certain negotiations leading to, the Agreement and in 2001 as financial advisor to the Company in connection with its acquisition from the OEMs of all of the equity interests (including the BPSG Shares that were to be acquired pursuant to the FEA) of the predecessor entity to BPSG and Ecostar Electric Drive Systems L.L.C. that it did not own. We also have provided significant investment banking services from time to time to DaimlerChrysler and to Ford and have been paid significant fees in respect thereof. These services have included numerous financial and strategic assignments for each of DaimlerChrysler and Ford, including (a) with respect to DaimlerChrysler, having acted as an underwriter of numerous debt offerings of varying maturities and interest rates over the last three years and having acted as financial advisor for various strategic assignments, including with respect to the sale of its stake in Hyundai Motor Company on August 16, 2004, the restructuring of its investment in Mitsubishi Motors Corporation on April 23, 2004, the acquisition of a 43% stake and 22% stake in Mitsubishi Fuso Truck and Bus Corporation on March 14, 2003 and March 18, 2004, respectively, and the sale of the Commercial Real Estate and Asset-Based Lending portfolio of DaimlerChrysler Capital Services on January 24, 2002, and (b) with respect to Ford, having acted as an underwriter of numerous debt offerings of varying maturities and interest rates over the last three years and having acted as financial advisor for various strategic assignments, including acting as joint book-running manager for the proposed initial public offering of the Hertz Corporation, a wholly owned subsidiary of Ford, the divestiture of 81% of Kwik-fit on November 18, 2002 and the divestiture of Collision Team of Americas on August 12, 2002. We may provide investment banking services to the Company, BPSG, DaimlerChrysler and Ford and their respective affiliates in the future. The former President and Co-Chief Operating Officer of Goldman, Sachs & Co., John Thornton, is a director of Ford. Goldman, Sachs & Co. is a full service securities firm and, in the course of its normal trading activities may from time to time effect transactions and hold securities, including derivative securities, of the Company, BPSG, DaimlerChrysler and Ford for its own account and for the account of customers.

Scope of Review

In connection with rendering our opinion, we have reviewed and relied upon, or carried out, among other things, the following: (i) the Agreement; (ii) Annual Reports to Shareholders and Annual Information Forms of the Company for the five years ended December 31, 2004; (ii) certain unaudited interim reports of the Company, including the unaudited interim reports of the Company for the three months ended March 31, 2005; (iv) certain internal business plans, financial information, projections and forecasts relating to the Company prepared by its management; (v) the BPSG Year-end Financial Statements; (vi) the BPSG Interim Balance Sheet; (vii) certain internal business plans, financial information, projections and forecasts relating to BPSG prepared by management of the Company; (viii) certain projections relating to BPSG and to the Company after giving effect to the Divestiture, prepared by management of the Company, including certain cost reimbursements projected by the management of the Company to result from the Transactions (the “Reimbursement Adjustment”); (ix) certain other information about the business, operations and assets of the Company and BPSG provided to us by the Company and BPSG; (x) discussions with senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and past and current business, operations, assets and financial condition and future prospects of the Company and BPSG; (xi) discussions with senior management of DaimlerChrysler and Ford regarding the fuel cell and fuel cell engine markets in general and the Company and BPSG in particular; (xii) a letter of representation as to certain factual matters dated the date hereof provided by senior officers of the Company and addressed to us; (xiii) public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies we considered relevant; (xiv) information with respect to selected precedent transactions; and (xv) such other information, investigations and analyses as we considered necessary or appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all information, data, advice, forecasts, budgets, reports, evaluations, opinions, representations and other material, financial or otherwise (the “Information”), obtained by us from public sources or provided to us by the Company, BPSG, DaimlerChrysler, Ford and their advisors or otherwise pursuant to our engagement. We have not attempted to verify independently the accuracy or completeness of the Information. In that regard, we have assumed with your consent that the forecasts and projections for the Company and BPSG have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the management of the Company. In this connection, we also reviewed various alternative outcomes and related forecasts as projected by management of the Company, assuming consummation of the Transactions, and management’s assessment of the degree of certainty of the occurrence of each of these outcomes.

This opinion does not address the underlying business decision of the Company to engage in the Divestiture or any other aspect of the Transactions. Moreover, we are not expressing any opinion as to the prices at which the Company Common Shares will trade.

We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions contemplated by the Agreement will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transactions. Senior officers of the Company have represented to us, in a certificate delivered as of the date hereof, among other things, that the Information provided to us by or on behalf of the Company and BPSG was complete, true and correct in all material respects at the date the Information was provided to us and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, any of its subsidiaries or entities in which it has a material interest, including BPSG, and there has been no change in any material fact which such senior officers believe would have or might reasonably be expected to have a material effect on this opinion.

This opinion is rendered as at the date hereof and on the basis of securities markets and economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and BPSG as they were reflected in the Information and documents reviewed by us and as they were represented to us in our discussions with management of the Company, Ford and DaimlerChrysler. Our analyses and the preparation of this opinion include assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transactions.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that as of the date hereof the Aggregate Consideration to be received by the Company in connection with the Divestiture pursuant to the Agreement is fair from a financial point of view to the Company.

Yours very truly,

“Goldman, Sachs & Co.” (signed)

Goldman, Sachs & Co.

APPENDIX C

FAIRNESS OPINION OF RBC DOMINION SECURITIES

STRICTLY PRIVATE & CONFIDENTIAL

June 23, 2005

The Special Committee of the Board of Directors
Ballard Power Systems Inc.
4343 North Fraser Way
Burnaby, B.C.
V5J 5J9

To the Special Committee:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Ballard Power Systems Inc. and its wholly owned subsidiary Ballard Power Corporation (together the “Company”) have entered into an acquisition agreement (the “Acquisition Agreement”) with DaimlerChrysler AG (“DCX”) and Ford Motor Company (“Ford”) for the purchase by DCX of 3,075 shares in Ballard Power Systems AG (“BPS AG”), formerly XCELLSIS GmbH, and the purchase by Ford of 1,594,625 shares in BPS AG from the Company. In consideration for the sale of the shares of BPS AG, the Company will receive 693,394 common shares of the Company (“Common Shares”) from DCX and 8,306,606 Common Shares from Ford, in aggregate amounting to 9,000,000 Common Shares. In addition, the Company and DCX have mutually agreed to the termination of the Forward Exchange Agreement (“FEA”) dated October 2, 2001, as amended, between the Company and DCX pursuant to which the Company was to acquire 1,591,550 BPS AG shares from DCX on or before November 1, 2005 in exchange for 7,613,212 Common Shares. The termination of the FEA, together with the sale of the BPS AG shares to DCX and Ford described above are collectively referred to herein as the “BPS AG Disposition”. The terms of the BPS AG Disposition will be more fully described in a management proxy circular (the “Circular”), which will be mailed to shareholders of the Company in connection with the BPS AG Disposition.

RBC also understands that a committee (the “Special Committee”) of independent members of the board of directors (the “Board”) of the Company who are independent of DCX and Ford has been constituted to, among other things consider the BPS AG Disposition and make recommendations thereon to the Board. The Special Committee has retained RBC to provide advice and assistance to the Special Committee in evaluating the BPS AG Disposition, including the preparation and delivery to the Special Committee of RBC’s opinion as to the fairness of the consideration under the BPS AG Disposition from a financial point of view to the Company (the “Fairness Opinion”). The Fairness Opinion has been prepared in accordance with the guidelines of the Investment Dealers Association of Canada. RBC has not prepared a valuation of the Company, BPS AG or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

RBC was instructed by legal counsel to the Special Committee that the BPS AG Disposition is a “related party transaction” within the meaning of Rule 61-501 of the Ontario Securities Commission and Quebec Securities Commission Policy Statement Q-27 (collectively, the “Policies”). We understand that the Company intends to rely on an exemption from the formal valuation requirements of the Policies on the basis that the consideration under the BPS AG Disposition is less than 25% of the market capitalization of the Company.

Engagement

The Special Committee initially contacted RBC regarding a potential advisory assignment in December 2003, and RBC was formally engaged by the Special Committee through an agreement between the Company and RBC (the “Engagement Agreement”) dated January 19, 2004. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, DCX or Ford or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, DCX or Ford or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein. Over the past 24 months, RBC has acted as lead agent for an offering of medium term notes (“MTNs”) totaling $500 million, participated as an agent in two private placements of unsecured note offerings totaling $275 million and participated as an agent in a $500 million MTN for Ford Credit Canada Limited (“Ford Canada”), an indirect wholly owned subsidiary of Ford. In addition, RBC has participated as an agent for Ford Canada’s commercial paper program and for its continuously offered retail MTN program (“TBIRD Program”). In addition, RBC has acted as an underwriter in two note offerings totaling US$1.25 billion for Ford Motor Credit Company, a wholly owned subsidiary of Ford. Over the previous 24 months RBC has acted as lead agent for two offerings of MTNs totaling $550 million and participated as an agent in five offerings of MTNs totaling $2.1 billion for DaimlerChrysler Canada Finance Inc. (“DC Canada”), an indirect wholly owned subsidiary of DCX. In addition, RBC is the coordinator for DC Canada’s continuously offered retail MTN program, is an agent for DC Canada’s commercial paper program, and has participated as lead or co-lead underwriter in securitization transactions for Windsor Trust (DC Canada’s securitization vehicle) totaling $725 million. There are no understandings, agreements or commitments between RBC and the Company, DCX or Ford or any of their respective associates or affiliates with respect to any future business dealings, other than RBC’s ongoing participation as an agent for the TBIRD Program, RBC’s role as the coordinator for DC Canada’s retail MTN program and RBC’s participation as an agent in Ford Canada and DC Canada’s respective commercial paper programs. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, DCX, Ford or any of their respective associates or affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Fairness Opinion or the successful outcome of the BPS AG Disposition. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to the Company, DCX and Ford in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, DCX, Ford or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, DCX, Ford or the BPS AG Disposition.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the Acquisition Agreement, dated June 23, 2005;

2.	the Memorandum of Understanding entered into among the Company, DCX, Ford and DBF Pref Share Holdings Inc., a corporation owned indirectly by the Company (50%), DCX (25%) and Ford (25%), dated July 8, 2004;

3.	the Fourth Alliance Agreement to be entered into among the Company, DCX, Ford and DBF Pref Share Holdings Inc., in the form attached to the Acquisition Agreement, dated June 23, 2005;

4.	the Third Alliance Agreement entered into among the Company, DCX, Ford and DBF Pref Share Holdings Inc., dated November 30, 2001;

5.	the NG VFC Development Agreement to be entered into among the Company, DCX and Ford, in the form attached to the Acquisition Agreement, dated June 23, 2005;

6.	the NG E-Drive Development Agreement to be entered into among the Company, DCX and Ford, in the form attached to the Acquisition Agreement, dated June 23, 2005;

7.	the IP Transfer Agreement to be entered into between the Company and BPS AG, in the form attached to the Acquisition Agreement, dated June 23, 2005;

8.	the License Agreement to be entered into between the Company and BPS AG, in the form attached to the Acquisition Agreement, dated June 23, 2005;

9.	audited financial statements of the Company for each of the three years ended December 31, 2002 through December 31, 2004;

10.	audited financial statements of BPS AG for each of the three years ended December 31, 2002 through December 31, 2004;

11.	unaudited financial statements of the Company for the quarter ended March 31, 2005;

12.	annual reports of the Company for each of the three years ended December 31, 2002 through December 31, 2004;

13.	Management Proxy Circulars of the Company dated March 26, 2003, May 6, 2004, and May 6, 2005;

14.	annual information forms of the Company for each of the three years ended December 31, 2002 through December 31, 2004;

15.	the internal management budget of the Company on a consolidated basis and segmented by business unit, including BPS AG, for the year ending December 31, 2005;

16.	unaudited projected financial statements for the Company on a consolidated basis and segmented by business unit, including BPS AG, prepared by management of the Company for the years ending December 31, 2005 through December 31, 2044;

17.	discussions with senior management of the Company;

18.	discussions with the Company’s legal counsel;

19.	discussions with the Special Committee’s legal counsel;

20.	discussions with Goldman Sachs & Co., financial advisors to the Company with respect to the BPS AG Disposition;

21.	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

22.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

23.	public information regarding the fuel cell and alternative energy industries;

24.	representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

25.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as part of any due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the audited financial statements of the Company and of BPS AG and the reports of the auditors thereon.

Prior Valuations

The Company has represented to RBC that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company, BPS AG or either of their material assets or securities in the past twenty-four month period.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or BPS AG or in writing by the Company, BPS AG or any of their respective subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, BPS AG, their respective subsidiaries or the BPS AG Disposition and did not and does not omit to state a material fact in respect of the Company, BPS AG, their respective subsidiaries or the BPS AG Disposition necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, BPS AG or any of their respective subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In connection with the BPS AG Disposition, the Company has entered into, or will enter into a number of agreements with DCX and Ford, including (i) the Acquisition Agreement, which sets out the terms and conditions of the BPS AG Disposition, (ii) the Fourth Alliance Agreement, which replaces the Third Alliance Agreement, and changes a number of the commercial business arrangements and certain rights and obligations of the parties with respect to the Company’s fuel cell business, (iii) the NG VFC Development Agreement, which sets out the vehicular fuel cell stack program development to be pursued by the Company, including scheduling, budgets and current and future funding commitments from DCX and Ford, (iv) the NG E-Drive Development Agreement, which sets out the E-Drive program development to be pursued by the Company, including scheduling, budgets and current and future funding commitments from DCX and Ford, (v) the IP Transfer Agreement, which sets out the assignment or acquisition of all rights, title, and interest in and to certain patents, applications and invention disclosures, as between the Company and BPS AG and (vi) the License Agreement, which sets out the terms of licenses for certain intellectual property between the Company and BPS AG (collectively, the “Agreements”). With the exception of those provisions of the Agreements, which would reasonably be expected to directly affect the revenue, cash flow or earnings of BPS AG or the Company in the future, RBC did not consider the impact of any of the terms of these Agreements on BPS AG or the Company for the purposes of the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the BPS AG Disposition will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, BPS AG and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the BPS AG Disposition.

The Fairness Opinion has been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any holder of Common Shares as to whether to vote in favour of the BPS AG Disposition.

Approach to Fairness

In considering the fairness of the consideration under the BPS AG Disposition, from a financial point of view, to the Company, RBC considered the following approaches: (i) a discounted cash flow analysis of BPS AG; (ii) a comparison of the value of the Common Shares to be received by the Company under the BPS AG Disposition, based on a DCF analysis, pro forma the impact of the BPS AG Disposition, to the value of the BPS AG shares being sold by the Company; and (iii) a comparison of the expected public market trading value of the Common Shares to be received by the Company under the BPS AG Disposition, pro forma the impact of the BPS AG Disposition, to the value of the BPS AG shares being sold by the Company.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the BPS AG Disposition is fair from a financial point of view to the Company.

Yours very truly,

“RBC Dominion Securities Inc.” (signed)

APPENDIX D

SPECIAL RESOLUTION OF THE SHAREHOLDERS
OF

BALLARD POWER SYSTEMS INC.

RESOLVED, as a special resolution, that:

1.	Ballard Power Systems Inc. (the “Corporation”) is hereby authorized to enter into and complete the Transaction (as that term is defined in the information circular (the “Information Circular”) published by the Corporation dated July 26, 2005 in connection with a special meeting of shareholders of the Corporation on August 29, 2005, and all capitalized terms not otherwise defined herein will have the meanings ascribed to them in the Information Circular), including the following:

(a)	the BPS Disposition;

(b)	the Alliance Amendments; and

(c)	amending (the “Amendment”) Schedule A (“Schedule A”) to the Articles of the Corporation by deleting Part 3 and Part 4 of Schedule A in their entirety and substituting therefor Part 3 and Part 4 as set out in the attached Exhibit to these resolutions.

2.	Notwithstanding the foregoing, the directors of the Corporation are hereby authorized and empowered, without further approval of the shareholders of the Corporation, not to proceed with any portion of the Transaction, including the Amendment, at any time before any certificate of amendment to be issued by the Director under the Canada Business Corporations Act upon receipt of any articles of amendment becomes effective.

SCHEDULE A
BALLARD POWER SYSTEMS INC.

PART 3
CLASS A SHARE

The Class A Share in the capital of the Corporation will have attached thereto the rights, privileges, restrictions and conditions set out in this Part:

3.1  Definitions. In this Part,

(a)  “Ballard Group” means, at any particular time, the Corporation and each Person that is a Subsidiary of the Corporation at such time,

(b)  “Base Ballard Shares” means,

(i)  with respect to DCX, the Base DCX Ballard Shares, and

(ii)  with respect to Ford, the Base Ford BPS Shares,

(c)  “Base DCX Ballard Shares” means, collectively,

(i)  the Common Shares owned by the members of the DCX Group on the date that these Articles of Amendment are accepted for filing by Industry Canada, after giving effect to the transfer of Common Shares contemplated by an agreement among the Corporation, Ballard Power Corporation, DCX and Ford dated June 23, 2005 to occur on the date that these Articles of Amendment are accepted for filing by Industry Canada, other than 3,977,650 Common Shares owned by members of the DCX Group, and

(ii)  all Base Ford BPS Shares purchased by a member of the DCX Group from a member of the Ford Group,

and includes all additional Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of Common Shares or from an issuance of any stock dividend in respect of such shares,

(d)  “Base Ford BPS Shares” means, collectively,

(i)  the Common Shares owned by the members of the Ford Group on the date that these Articles of Amendment are accepted for filing at Industry Canada, after giving effect to the transfer of Common Shares contemplated by an agreement among the Corporation, Ballard Power Corporation, DCX and Ford dated June 23, 2005 to occur on the date that these Articles of Amendment are accepted for filing by Industry Canada, other than 2,954,781 Common Shares owned by members of the Ford Group, and

(ii)  all Base DCX Ballard Shares purchased by a member of the Ford Group from a member of the DCX Group,

and includes all additional Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of Common Shares or from an issuance of any stock dividend in respect of such shares,

(e)  “Class A Round-up Number” means 1.30, provided that

(i)  if

(A)  the members of the DCX Group acquire any Common Shares, or

(B)  the total number of outstanding Common Shares is reduced,

on the date of every such acquisition or reduction, the Class A Round-up Number will be increased (but not decreased) to the minimum number required to allow the holder of the Class A Share to elect two directors of the Corporation, assuming that the total number of directors of the Corporation immediately after the election of directors by the holder of the Class A Share is 12,

(ii)  if the Corporation has issued Common Shares (or securities convertible into or exchangeable for Common Shares, other than stock options granted under the Corporation’s stock option plans) after June 21, 2005 and prior to the date that these Articles of Amendment are accepted for filing by Industry Canada, the then existing Class A Round-up Number shall be multiplied by a fraction,

(A)  the numerator of which is the number of Common Shares outstanding prior to such issue, and

(B)  the denominator of which is the aggregate of the number of Common Shares outstanding prior to such issue and the number (or equivalent number) of Common Shares issued on such issue, and

(iii)  the Class A Round-Up Number shall not exceed 1.51,

(f)  “Class A Share” means the Class A share in the capital of the Corporation,

(g)  “Class B Share” means the Class B share in the capital of the Corporation,

(h)  “Common Shares” means Common shares in the capital of the Corporation,

(i)  “control” of a corporation, limited liability company, other body corporate or other entity by a Person only occurs if

(i)  securities of the corporation, limited liability company, other body corporate or other entity to which are attached more than 50% of the votes that may be cast to elect directors of the corporation, limited liability company, other body corporate or other entity (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) or other rights to elect a majority of directors or such other members are held, other than by way of security or pledge only, by or for the benefit of that Person, and

(ii)  the votes attached to those securities are sufficient, or such rights are sufficient, if exercised, to elect a majority of the directors (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) of the corporation, limited liability company, other body corporate or other entity,

(j)  “DCX” means, at any particular time, DaimlerChrysler AG and its successors,

(k)  “DCX Group” means, at any particular time, DCX and each Person that, at such time, is either

(i)  a Subsidiary of DCX,

(ii)  XCELLSIS, for so long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of Ford, or

(iii)  any other Person determined to be a member of the DCX Group under an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

(l)  “Ford” means, at any particular time, Ford Motor Company and its successors,

(m)  “Ford Group” means, at any particular time, Ford and each Person that, at such time, is either

(i)  a Subsidiary of Ford,

(ii)  XCELLSIS, for as long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of DCX, or

(iii)  any other Person determined to be a member of the Ford Group under an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

(n)  “Person” means an individual, corporation, body corporate, firm, limited liability company, partnership, syndicate, joint venture, society, association, trust or unincorporated organization or governmental authority or trustee, executor, administrator or other legal representative,

(o)  “Strategic Plan” means the Corporation’s Five Year Strategic Plan, 2003–2007, as approved by the Corporation’s board of directors in 2002, and any amendment thereto or replacement thereof which has been approved pursuant to §3.12 or §3.15, as applicable,

(p)  “Subsidiary” of a Person means a corporation, limited liability company, other body corporate or other entity which that Person, directly or indirectly, controls and, in the case of Ford, includes Mazda Motor Corporation for so long as Ford

(i)  owns at least 33.4% of the outstanding voting, participating equity shares in the capital of Mazda Motor Corporation, and

(ii)  retains all of its existing abilities and rights to effect the appointment of certain of the senior management, including the President, of Mazda Motor Corporation,

(q)  “Threshold Percentage” means 25% subject to increase as contemplated in an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, and

(r)  “XCELLSIS” means Ballard Power Systems GmbH (formerly Ballard Power Systems AG and, prior to that, XCELLSIS AG and prior to that, XCELLSIS GmbH dbb Fuel Cell Engines GmbH, and prior to that Daimler Benz Fuel Cell Systems GmbH), and its subsidiary, Fuel Cell Systems GmbH, each a corporation existing under the laws of Germany and any successor entity to each such corporation.

3.2  Voting. The holder of the Class A Share will not have any right to receive notice of, attend or vote at any meeting of the shareholders of the Corporation except as expressly set out in this Part.

3.3  Election of Directors. The holder of the Class A Share has the exclusive right to elect, in the 7-day period immediately following the close of each meeting of holders of Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed, a number of directors of the Corporation that is equal to

(a)  the product (rounded up to the closest whole number if, and only if, such product is not more than 0.49 less than such closest whole number, and otherwise, rounded down to the next lower whole number, provided that where that product is between the Class A Round-up Number and 1.51 such product shall be rounded to 2) obtained when

(i)  the greater of

(A)  six, and

(B)  the total number of directors of the Corporation immediately after the election of directors by the holder of the Class A Share and the holder of the Class B Share is multiplied by

(ii)  the quotient obtained when

(A)  the aggregate number of Common Shares owned at the time of such meeting by the members of the DCX Group is divided by

(B)  the total number of Common Shares outstanding at the time of such meeting, or

(b)  if the members of the DCX Group own, in the aggregate, more than 50% of the outstanding Common Shares at the time of such meeting, the greater of

(i)  the lowest number of directors that constitutes a majority of directors of the Corporation immediately after the election of directors by the holder of the Class A Share and the holder of the Class B Share, and

(ii)  the product determined pursuant to §3.3(a).

3.4  Term. Each director elected by the holder of the Class A Share will be elected for a term ending at the close of the next meeting of holders of Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed.

3.5  Vacancies. If at any time a director elected by the holder of the Class A Share ceases to be a director for any reason before the expiry of such director’s term, the resulting vacancy may only be filled

(a)  by a new director elected by a separate resolution of the holder of the Class A Share, and

(b)  if, after such election, the number of directors elected by the holder of the Class A Share would not exceed the number of such directors such holder would be entitled to elect if a meeting of the holders of Common Shares at which one or more directors had been elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed had been held immediately before such election.

3.6  Removal. A director elected by the holder of the Class A Share may only be removed by a separate ordinary resolution of the holder of the Class A Share.

3.7  Notice of Conversion. The Corporation may only convert the Class A Share into one fully paid and non-assessable Common Share as constituted at the time of conversion, if

(a)  any Person, other than another member of the DCX Group, acquires or owns any interest in any share in the capital of the holder of the Class A Share issued to a member of the DCX Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share until such a mortgage, pledge, hypothecation or other security interest is enforced, or

(b)  any member of the DCX Group sells or is deemed, pursuant to an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, to sell any Base DCX Ballard Shares, except

(i)  to another member of the DCX Group or to one or more members of the Ford Group, or

(ii)  if a member of the DCX Group acquires such Base DCX Ballard Shares within 30 days after such sale, or

(c)  the holder of the Class A Share makes a request pursuant to §3.11,

such conversion to be effected by, and to be effective at the time of, the delivery of a notice of conversion to the holder of the Class A Share.

3.8  Surrender and Issuance of Certificate. Within 30 days after receipt of notice of conversion pursuant to §3.7, the holder of the Class A Share will surrender to the Corporation the share certificate representing the Class A Share, and the Corporation will cause a share certificate representing the Common Share into which such share has been converted to be issued to such holder.

3.9  Redemption. The Corporation may only redeem the Class A Share if

(a)  any Person, other than another member of the DCX Group, acquires or owns any interest in any share in the capital of the holder of the Class A Share issued to a member of the DCX Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share until such a mortgage, pledge, hypothecation or other security interest is enforced,

(b)  any member of the DCX Group sells or is deemed, pursuant to an agreement to which DCX, Ford, DBF Pref Share Holdings Inc. and the Corporation are parties dated the date of issuance of the Class A Share, to sell any Base DCX Ballard Shares, except

(i)  to another member of the DCX Group or to one or more members of the Ford Group, or

(ii)  if a member of the DCX Group acquires such Base DCX Ballard Shares within 30 days after such sale, or

(c)  the holder of the Class A Share makes a request pursuant to §3.11,

such redemption to be effected by, and to be effective at the time of, the delivery of a notice of redemption to the holder of the Class A Share.

3.10  Payment of Redemption Price. On or after the date of delivery of such notice of redemption, the Corporation will, on presentation and surrender at the records office of the Corporation of the certificate for the Class A Share, pay or cause to be paid to or to the order of the holder of the Class A Share, the amount equal to the stated capital of the Class A Share.

3.11  Holder’s Right to Request Redemption or Conversion. The Corporation will redeem or convert the Class A Share pursuant to this Part 3 on request by the holder of the Class A Share if, at the time of such request, the members of the DCX Group

(a)  own, in the aggregate, at least 75% of the outstanding Common Shares, or

(b)  own or have rights to purchase less than the number of Common Shares that would entitle the holder of the Class A Share to elect at least one director of the Corporation, assuming that all members of the DCX Group have exercised all rights of conversion, exercise and exchange attached to securities owned by them that are convertible into or exchangeable or exercisable for Common Shares.

3.12  Special Approval by Directors appointed by holders of the Class A Share and Class B Share. Subject to §3.13, while the Class A Share and the Class B Share are issued and outstanding and

(a)  as long as the members of the DCX Group and the Ford Group own at least

(i)  an aggregate percentage of all of the outstanding Common Shares equal to the Threshold Percentage, not including any Common Shares issued in consideration of a material investment in, or acquisition of a Person other than a wholly-owned Subsidiary of the Corporation that was required to be approved, and was approved under this §3.12 or §3.15, and

(ii)  an aggregate of at least 20% of all of the outstanding Common Shares, and

(b)  as long as

(i)  the members of the DCX Group own all of the Base DCX Ballard Shares, other than Base DCX Ballard Shares transferred to a member of the Ford Group,

(ii)  the members of the Ford Group own all of the Base Ford BPS Shares, other than Base Ford BPS Shares transferred to a member of the DCX Group,

(iii)  the members of the DCX Group own a sufficient number of Common Shares to entitle DCX to direct DBF Pref Share Holdings Inc. to elect at least one director of the Corporation,

(iv)  the members of the Ford Group own a sufficient number of Common Shares to entitle Ford to direct DBF Pref Share Holdings Inc. to elect at least one director of the Corporation, and

(v)  each of DCX and Ford directed DBF Pref Share Holdings Inc. to elect at least one director of the Corporation at the most recent time when entitled to do so,

the following decisions may not be made, or actions taken, by the Corporation unless approved by a number of directors of the Corporation equal to one director more than a majority of the directors of the Corporation who are entitled to vote and who do vote on such decision, including at least one director elected by the holder of the Class A Share or the holder of the Class B Share,

(c)  a reduction in size of the board of directors of Corporation below 12 directors,

(d)  the sale of all or substantially all of the business of the Corporation or the assets, property or intellectual property of all members of the Ballard Group,

(e)  any mortgage, grant of security interest, pledge or encumbrance on all or substantially all of the assets, property or intellectual property of all members of the Ballard Group,

(f)  any amalgamation, arrangement or statutory reorganization of the Corporation with another entity other than a Subsidiary of the Corporation,

(g)  any amendment or restatement of

(i)  the Articles of Incorporation of the Corporation, or

(ii)  the By-laws of the Corporation that is inconsistent with the terms of an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

(h)  the voluntary commencement of bankruptcy or similar proceedings of any member of the Ballard Group,

(i)  a reduction in the stated capital of the Corporation,

(j)  any change of the name of the Corporation,

(k)  a consolidation (reverse split) of Common Shares,

(l)  the approval of the annual business plan or budget of the Corporation or any changes thereto or the approval of or any material change to the Strategic Plan,

(m)  a capital investment (or sale) by the Corporation or a wholly-owned Subsidiary of the Corporation, that is not included in a budget approved under §3.12(l) if the amount of such investment (or sale), together with all other such unbudgeted investments (or sales) made in the same calendar year would exceed the greater of

(i)  Cdn. $15 million, increasing to Cdn. $30 million after December 31, 2007, and

(ii)  the lesser of

(A)  25% of the total capital budget of the Corporation and its wholly-owned Subsidiaries for such calendar year, and

(B)  Cdn. $100 million,

(n)  an investment, by way of cash, property or securities, (or sale of an investment) by the Corporation or a wholly-owned Subsidiary of the Corporation in a Person other than a wholly-owned Subsidiary of the Corporation or a sale of a wholly-owned Subsidiary, other than investments (or sales) provided for in a budget approved under §3.12(l), that exceeds the greater of

(i)  Cdn. $25 million, and

(ii)  the lesser of

(A)  25% of the total budget for investments in Persons other than wholly-owned Subsidiaries of the Corporation for such calendar year, and

(B)  Cdn. $100 million, and

(o)  other than as provided in a business plan or in a budget approved under §3.12(l) and subject to the requirements in §3.12(m) and §3.12(n), to authorize any member of the Ballard Group to

(i)  borrow money, grant security, guaranty liabilities and obligations of another Person, other than liabilities or obligations of wholly-owned Subsidiaries, in excess of Cdn. $50 million in any calendar year, and

(ii)  incur liabilities and other obligations, other than in the ordinary course of business, in excess of Cdn. $25 million in any calendar year.

3.13  Majority Vote of Directors. If, while §3.12 is applicable, one or more directors of the Corporation elected by the holder of the Class A Share or the holder of the Class B Share

(a)  is prohibited under the Canada Business Corporations Act from voting on a matter specified in any of §3.12(c) to §3.12(o), inclusive,

(b)  abstains from voting on a matter specified in any of §3.12(c) to §3.12(o), inclusive, other than an abstention for the reason referred to in §3.13(a), or

(c)  does not participate, in person or by way of telephone, in a meeting of the board of directors of the Corporation at which a matter specified in any of §3.12(c) to §3.12(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to §3.12, and may be approved by a majority of the votes cast at a meeting of the board of directors of the Corporation.

3.14  Retention of Special Approval Rights. If the aggregate percentage of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group at any time falls below the Threshold Percentage, notwithstanding §3.12(a)(i), the rights set out in §3.12 will remain in effect for a period of 60 days thereafter. If during that 60 day period members of the DCX Group and the Ford Group

(a)  acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, the rights set out in §3.12 will remain in effect following expiry of the 60 day period until such time as the aggregate percentage of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group falls below the Threshold Percentage, at which time this §3.14 will again be applicable, or

(b)  do not acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, the rights set out in §3.12 will lapse following expiry of the 60 day period. However, the rights set out in §3.12 will thereafter come into effect if, within 18 months following the expiry of such 60 day period, members of the DCX Group and the Ford Group acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, at which time this §3.14 will again be applicable.

For the purpose of determining whether the members of the DCX Group and the Ford Group hold a number of Common Shares equal to the Threshold Percentage, the number of Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of the Corporation that was required to be approved, and was approved, under §3.12 or §3.15, shall be excluded from such calculation.

3.15  Special Approval by Directors appointed by holder of the Class A Share. Subject to §3.16, while the Class A Share is issued and outstanding, if §3.12(a) or §3.12(b) no longer applies and the members of the DCX Group, own at any subsequent time

(a)  at least 33.75% of the outstanding Common Shares, or

(b)  all of the Base DCX Ballard Shares and all of the Common Shares that were Base Ford BPS Shares when a member of the Ford Group owned them,

then after such time and as long as,

(c)  the members of the DCX Group own at least

(i)  an aggregate percentage of the outstanding Common Shares equal to the Threshold Percentage, not including any Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of the Corporation that was required to be approved and was approved under §3.12 or this §3.15, and

(ii)  an aggregate of at least 20% of all of the outstanding Common Shares,

(d)  the members of the DCX Group own all of the Base DCX Ballard Shares, and

(e)  the members of the DCX Group are prohibited from competing with the Corporation or its Subsidiaries pursuant to an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, the decisions in §3.12(c) to §3.12(o), inclusive, will require approval of a number of directors of the Corporation equal to one director more than a majority of the directors of the Corporation who are entitled to vote and who do vote on such decision, including at least one of the directors elected by the holder of the Class A Share.

3.16  Majority Vote of Directors. If, while §3.15 is applicable, one or more directors of the Corporation elected by the holder of the Class A Share

(a)  is prohibited under the Canada Business Corporations Act from voting on a matter specified in any of §3.12(c) to §3.12(o), inclusive,

(b)  abstains from voting on a matter specified in any of §3.12(c) to §3.12(o), inclusive, other than an abstention for the reason referred to in §3.16(a), or

(c)  does not participate, in person or by way of telephone, in a meeting of the board of directors of the Corporation at which a matter specified in any of §3.12(c) to §3.12(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to §3.15, and may be approved by a majority of the votes cast at a meeting of the board of directors of the Corporation.

3.17  Dividends. The holder of the Class A Share will not, as such, be entitled to any dividend or other distribution of profits or surplus of the Corporation at any time.

3.18  Return of Capital. In the event of a liquidation, disolution or winding-up of the Corporation, whether voluntary or involuntary, the holder of the Class A Share will be entitled, in preference and priority to any distribution payable to holders of Common Shares, to receive an amount equal to the stated capital of the Class A Share and, after payment of such amount, the holder of the Class A Share will not, as such, be entitled to participate in any further distribution or payment in respect of such liquidation or dissolution or winding-up of the Corporation.

3.19  Additional Restriction on Amendments to Articles. Except with the approval by separate special resolution of the holder of the Class A Share, no amendment to the Articles of the Corporation may, while the Class A Share is issued and outstanding, be made

(a)  to change the number of Class A Shares in the authorized capital of the Corporation,

(b)  to issue any additional Class A Share,

(c)  to alter or change any of the rights, privileges, restriction or conditions attached to the Class A Share as expressly set out in this Part, or

(d)  that would prejudice or interfere with the rights of the holder of the Class A Share to

(i)  elect and remove directors as expressly set out in this Part, or

(ii)  fill vacancies resulting from the removal, resignation, death or disqualification of directors elected by the holder of Class A Share.

3.20  Notice for Directors of Special Approval Items. While §3.12 or §3.15 is applicable, notice of the time and place of each meeting of the board of directors of the Corporation to consider any of the matters specified in §3.12(c) to §3.12(o), inclusive, will be given in the manner provided in the by-laws of the Corporation to each director not less than seven days before the time when the meeting is to be held and such notice will specify that such matter is to be considered for approval under §3.12(c) to §3.12(o) and include a description of such matter.

PART 4
CLASS B SHARE

The Class B Share in the capital of the Corporation will have attached thereto the rights, privileges, restrictions and conditions set out in this Part:

4.1  Definitions. In this Part,

(a)  “Ballard Group” means, at any particular time, the Corporation and each Person that is a Subsidiary of the Corporation at such time,

(b)  “Base Ballard Shares” means,

(i)  with respect to DCX, the Base DCX Ballard Shares, and

(ii)  with respect to Ford, the Base Ford BPS Shares,

(c)  “Base DCX Ballard Shares” means, collectively,

(i)  the Common Shares owned by the members of the DCX Group on the date that these Articles of Amendment are accepted for filing by Industry Canada, after giving effect to the transfer of Common Shares contemplated by an agreement among the Corporation, Ballard Power Corporation, DCX and Ford dated June 23, 2005 to occur on the date that these Articles of Amendment are accepted for filing by Industry Canada, other than 3,977,650 Common Shares owned by members of the DCX Group, and

(ii)  all Base Ford BPS Shares purchased by a member of the DCX Group from a member of the Ford Group,

and includes all additional Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of Common Shares or from an issuance of any stock dividend in respect of such shares,

(d)  “Base Ford BPS Shares” means, collectively,

(i)  the Common Shares owned by the members of the Ford Group on the date that these Articles of Amendment are accepted for filing at Industry Canada, after giving effect to the transfer of Common Shares contemplated by an agreement among the Corporation, Ballard Power Corporation, DCX and Ford dated June 23, 2005 to occur on the date that these Articles of Amendment are accepted for filing by Industry Canada, other than 2,954,781 Common Shares owned by members of the Ford Group, and

(ii)  all Base DCX Ballard Shares purchased by a member of the Ford Group from a member of the DCX Group,

and includes all additional Common Shares derived from such shares as a result of a reclassification, reorganization or subdivision of Common Shares or from an issuance of any stock dividend in respect of such shares,

(e)  “Class A Share” means the Class A share in the capital of the Corporation,

(f)  “Class B Round-up Number” means 1.30, provided that

(i)  if

(A)  the members of the Ford Group acquire any Common Shares, or

(B)  the total number of outstanding Common Shares is reduced,

on the date of every such acquisition or reduction, the Class B Round-up Number will be increased (but not decreased) to the minimum number required to allow the holder of the Class B Share to elect two directors of the Corporation, assuming that the total number of directors of the Corporation immediately after the election of directors by the holder of the Class B Share is 12,

(ii)  if the Corporation has issued Common Shares (or securities convertible into or exchangeable for Common Shares, other than stock options granted under the Corporation’s stock option plans) after June 21, 2005 and prior to the date that these Articles of Amendment are accepted for filing by Industry Canada, the then existing Class B Round-up Number shall be multiplied by a fraction,

(A)  the numerator of which is the number of Common Shares outstanding prior to such issue, and

(B)  the denominator of which is the aggregate of the number of Common Shares outstanding prior to such issue and the number (or equivalent number) of Common Shares issued on such issue, and

(iii)  the Class B Round-up Number shall not exceed 1.51,

(g)  “Class B Share” means the Class B share in the capital of the Corporation,

(h)  “Common Shares” means Common shares in the capital of the Corporation,

(i)  “control” of a corporation, limited liability company, other body corporate or other entity by a Person only occurs if

(i)  securities of the corporation, limited liability company, other body corporate or other entity to which are attached more than 50% of the votes that may be cast to elect directors of the corporation, limited liability company, other body corporate or other entity (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) or other rights to elect a majority of directors or such other members are held, other than by way of security or pledge only, by or for the benefit of that Person, and

(ii)  the votes attached to those securities are sufficient, or such rights are sufficient, if exercised, to elect a majority of the directors (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) of the corporation, limited liability company, other body corporate or other entity,

(j)  “DCX” means, at any particular time, DaimlerChrysler AG and its successors,

(k)  “DCX Group” means, at any particular time, DCX and each Person that, at such time, is either

(i)  a Subsidiary of DCX,

(ii)  XCELLSIS, for so long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of Ford, or

(iii)  any other Person determined to be a member of the DCX Group under an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

(l)  “Ford” means, at any particular time, Ford Motor Company and its successors,

(m)  “Ford Group” means, at any particular time, Ford and each Person that, at such time, is either

(i)  a Subsidiary of Ford,

(ii)  XCELLSIS, for as long as DCX, Ford or a Subsidiary of either of them collectively hold more than 50% of the outstanding securities of XCELLSIS entitling the holder thereof to cast votes for the election of directors of XCELLSIS (or members of its governing body if XCELLSIS has no board of directors) and XCELLSIS is not a Subsidiary of DCX, or

(iii)  any other Person determined to be a member of the Ford Group under an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

(n)  “Person” means an individual, corporation, body corporate, firm, limited liability company, partnership, syndicate, joint venture, society, association, trust or unincorporated organization or governmental authority or trustee, executor, administrator or other legal representative,

(o)  “Strategic Plan” means the Corporation’s Five Year Strategic Plan, 2003–2007, as approved by the Corporation’s board of directors in 2002, and any amendment thereto or replacement thereof which has been approved pursuant to §4.12 or §4.15, as applicable,

(p)  “Subsidiary” of a Person means a corporation, limited liability company, other body corporate or other entity that Person, directly or indirectly, controls and, in the case of Ford, includes Mazda Motor Corporation for so long as Ford

(i)  owns at least 33.4% of the outstanding voting, participating equity shares in the capital of Mazda Motor Corporation, and

(ii)  retains all of its existing abilities and rights to effect the appointment of certain of the senior management, including the President, of Mazda Motor Corporation,

(q)  “Threshold Percentage” means 25% subject to increase as contemplated in an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, and

(r)  “XCELLSIS” means Ballard Power Systems GmbH (formerly Ballard Power Systems AG and, prior to that, XCELLSIS AG and prior to that, XCELLSIS GmbH dbb Fuel Cell Engines GmbH, and prior to that Daimler Benz Fuel Cell Systems GmbH), and its subsidiary, Fuel Cell Systems GmbH, each a corporation existing under the laws of Germany and any successor entity to each such corporation.

4.2  Voting. The holder of the Class B Share will not have any right to receive notice of, attend or vote at any meeting of the shareholders of the Corporation except as expressly set out in this Part.

4.3  Election of Directors. The holder of the Class B Share has the exclusive right to elect, in the 7-day period immediately following the close of each meeting of holders of Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed, a number of directors of the Corporation that is equal to

(a)  the product (rounded up to the closest whole number if, and only if, such product is not more than 0.49 less than such closest whole number, and otherwise rounded down to the next lower whole number, provided that where that product is between the Class B Round-up Number and 1.51 such product shall be rounded to 2) obtained when

(i)  the greater of

(A)  six, and

(B)  the total number of directors of the Corporation immediately after the election of directors by the holder of the Class A Share and the holder of the Class B Share is multiplied by

(ii)  the quotient obtained when

(A)  the aggregate number of Common Shares owned at the time of such meeting by the members of the Ford Group is divided by

(B)  the total number of outstanding Common Shares at the time of such meeting, or

(b)  if the members of the Ford Group own, in the aggregate, more than 50% of the Common Shares outstanding at the time of such meeting, the greater of

(i)  the lowest number of directors that constitutes a majority of directors of the Corporation immediately after the election of directors by the holder of the Class A Share and the holder of the Class B Share, and

(ii)  the product determined pursuant to §4.3(a).

4.4  Term. Each director elected by the holder of the Class B Share will be elected for a term ending at the close of the next meeting of holders of Common Shares at which one or more directors are elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed.

4.5  Vacancies. If at any time a director elected by the holder of the Class B Share ceases to be a director for any reason before the expiry of such director’s term, the resulting vacancy may only be filled

(a)  by a new director elected by a separate resolution of the holder of the Class B Share, and

(b)  if, after such election, the number of directors elected by the holder of the Class B Share would not exceed the number of such directors such holder would be entitled to elect if a meeting of the holders of Common Shares at which one or more directors had been elected (other than to fill a vacancy) or removed or at which the number of directors permitted to be elected to the board of directors of the Corporation is changed had been held immediately before such election.

4.6  Removal. A director elected by the holder of the Class B Share may only be removed by a separate ordinary resolution of the holder of the Class B Share.

4.7  Notice of Conversion. The Corporation may only convert the Class B Share into one fully paid and non-assessable Common Share as constituted at the time of conversion, if

(a)  any Person, other than another member of the Ford Group, acquires or owns any interest in any share in the capital of the holder of the Class B Share issued to a member of the Ford Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share until such a mortgage, pledge, hypothecation or other security interest is enforced,

(b)  any member of the Ford Group sells or is deemed, pursuant to an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, to sell any Base Ford BPS Shares, except

(i)  to another member of the Ford Group or to one or more members of the DCX Group, or

(ii)  if a member of the Ford Group acquires such Base Ford BPS Shares within 30 days after such sale, or

(c)  the holder of the Class B Share makes a request pursuant to §4.11,

such conversion to be effected by, and to be effective at the time of, the delivery of a notice of conversion to the holder of the Class B Share.

4.8  Surrender and Issuance of Certificate. Within 30 days after receipt of notice of conversion pursuant to §4.7, the holder of the Class B Share will surrender to the Corporation the share certificate representing the Class B Share, and the Corporation will cause a share certificate representing the Common Share into which such share has been converted to be issued to such holder.

4.9  Redemption. The Corporation may only redeem the Class B Share if

(a)  any Person, other than another member of the Ford Group, acquires or owns any interest in any share in the capital of the holder of the Class B Share issued to a member of the Ford Group, except that the granting of one or more mortgages, pledges, hypothecations or other security interests on any such share will not constitute a disposition of such share until such a mortgage, pledge, hypothecation or other security interest is enforced,

(b)  any member of the Ford Group sells or is deemed, pursuant to an agreement to which DCX, Ford, DBF Pref Share Holdings Inc. and the Corporation are parties dated the date of issuance of the Class B Share, to sell any Base Ford BPS Shares, except

(i)  to another member of the Ford Group or to one or more members of the DCX Group, or

(ii)  if a member of the Ford Group acquires such Base Ford BPS Shares within 30 days after such sale, or

(c)  the holder of the Class B Share makes a request pursuant to §4.11,

such redemption to be effected by, and to be effective at the time of, the delivery of a notice of redemption to the holder of the Class B Share.

4.10  Payment of Redemption Price. On or after the date of delivery of such notice of redemption, the Corporation will, on presentation and surrender at the records office of the Corporation of the certificate for the Class B Share, pay or cause to be paid to or to the order of the holder of the Class B Share, the amount equal to the stated capital of the Class B Share.

4.11  Holder’s Right to Request Redemption or Conversion. The Corporation will redeem or convert the Class B Share pursuant to this Part 4 on request by the holder of the Class B Share if, at the time of such request, the members of the Ford Group

(a)  own, in the aggregate, at least 75% of the outstanding Common Shares, or

(b)  own or have rights to purchase less than the number of Common Shares that would entitle the holder of the Class B Share to elect at least one director of the Corporation, assuming that all members of the Ford Group have exercised all rights of conversion, exercise and exchange attached to securities owned by them that are convertible into or exchangeable or exercisable for Common Shares.

4.12  Special Approval by Directors appointed by holders of the Class A Share and Class B Share. Subject to §4.13, while the Class A Share and the Class B Share are issued and outstanding and

(a)  as long as the members of the DCX Group and the Ford Group own at least

(i)  an aggregate percentage of all of the outstanding Common Shares equal to the Threshold Percentage, not including any Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly owned Subsidiary of the Corporation that was required to be approved, and was approved under this §4.12 or §4.15, and

(ii)  an aggregate of at least 20% of all of the outstanding Common Shares, and

(b)  as long as

(i)  the members of the DCX Group own all of the Base DCX Ballard Shares, other than Base DCX Ballard Shares transferred to a member of the Ford Group,

(ii)  the members of the Ford Group own all of the Base Ford BPS Shares, other than Base Ford BPS Shares transferred to a member of the DCX Group,

(iii)  the members of the DCX Group own a sufficient number of Common Shares to entitle DCX to direct DBF Pref Share Holdings Inc. to elect at least one director of the Corporation,

(iv)  the members of the Ford Group own a sufficient number of Common Shares to entitle Ford to direct DBF Pref Share Holdings Inc. to elect at least one director of the Corporation, and

(v)  each of DCX and Ford directed DBF Pref Share Holdings Inc. to elect at least one director of the Corporation at the most recent time when entitled to do so,

the following decisions may not be made, or actions taken, by the Corporation unless approved by a number of directors of the Corporation equal to one director more than a majority of the directors of the Corporation who are entitled to vote and who do vote on such decision, including at least one director elected by the holder of the Class A Share or the holder of the Class B Share,

(c)  a reduction in size of the board of directors of Corporation below 12 directors,

(d)  the sale of all or substantially all of the business of the Corporation or the assets, property or intellectual property of all members of the Ballard Group,

(e)  any mortgage, grant of security interest, pledge or encumbrance on all or substantially all of the assets, property or intellectual property of all members of the Ballard Group,

(f)  any amalgamation, arrangement or statutory reorganization of the Corporation with another entity other than a Subsidiary of the Corporation,

(g)  any amendment or restatement of

(i)  the Articles of Incorporation of the Corporation, or

(ii)  the By-laws of the Corporation that is inconsistent with the terms of an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada,

(h)  the voluntary commencement of bankruptcy or similar proceedings of any member of the Ballard Group,

(i)  a reduction in the stated capital of the Corporation,

(j)  any change of the name of the Corporation,

(k)  a consolidation (reverse split) of Common Shares,

(l)  the approval of the annual business plan or budget of the Corporation or any changes thereto or the approval of or any material change to the Strategic Plan,

(m)  a capital investment (or sale) by the Corporation or a wholly-owned Subsidiary of the Corporation, that is not included in a budget approved under §4.12(l) if the amount of such investment (or sale), together with all other such unbudgeted investments (or sales) made in the same calendar year would exceed the greater of

(i)  Cdn. $15 million, increasing to Cdn. $30 million after December 31, 2007, and

(ii)  the lesser of

(A)  25% of the total capital budget of the Corporation and its wholly-owned Subsidiaries for such calendar year, and

(B)  Cdn. $100 million,

(n)  an investment, by way of cash, property or securities, (or sale of an investment) by the Corporation or a wholly-owned Subsidiary of the Corporation in a Person other than a wholly-owned Subsidiary of the Corporation or a sale of a wholly owned Subsidiary, other than investments (or sales) provided for in a budget approved under §4.12(l), that exceeds the greater of

(i)  Cdn. $25 million, and

(ii)  the lesser of

(A)  25% of the total budget for investments in Persons other than wholly-owned Subsidiaries of the Corporation for such calendar year, and

(B)  Cdn. $100 million, and

(o)  other than as provided in a business plan or in a budget approved under §4.12(l) and subject to the requirements in §4.12(m) and §4.12(n), to authorize any member of the Ballard Group to

(i)  borrow money, grant security, guaranty liabilities and obligations of another Person, other than liabilities or obligations of wholly-owned Subsidiaries, in excess of Cdn. $50 million in any calendar year, and

(ii)  incur liabilities and other obligations, other than in the ordinary course of business, in excess of Cdn. $25 million in any calendar year.

4.13  Majority Vote of Directors. If, while §4.12 is applicable, one or more directors of the Corporation elected by the holder of the Class A Share or the holder of the Class B Share

(a)  is prohibited under the Canada Business Corporations Act from voting on a matter specified in any of §4.12(c) to §4.12(o), inclusive,

(b)  abstains from voting on a matter specified in any of §4.12(c) to §4.12(o), inclusive, other than an abstention for the reason referred to in §4.13(a), or

(c)  does not participate, in person or by way of telephone, in a meeting of the board of directors of the Corporation at which a matter specified in any of §4.12(c)to §4.12(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to §4.12 and may be approved by a majority of the votes cast at a meeting of the board of directors of the Corporation.

4.14  Retention of Special Approval Rights. If the aggregate percentage of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group at any time falls below the Threshold Percentage, notwithstanding §4.12(a)(i), the rights set out in §4.12 will remain in effect for a period of 60 days thereafter. If during that 60 day period members of the DCX Group and the Ford Group

(a)  acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, the rights set out in §4.12 will remain in effect following expiry of the 60 day period until such time as the aggregate percentage of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group falls below the Threshold Percentage, at which time this §4.14 will again be applicable, or

(b)  do not acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, the rights set out in §4.12 will lapse following expiry of the 60 day period. However, the rights set out in §4.12 will thereafter come into effect if, within 18 months following the expiry of such 60 day period, members of the DCX Group and the Ford Group acquire sufficient Common Shares so that the aggregate proportion of all of the outstanding Common Shares held by members of the DCX Group and the Ford Group meets or exceeds the Threshold Percentage, at which time this §4.14 will again be applicable.

For the purpose of determining whether the members of the DCX Group and the Ford Group hold a number of Common Shares equal to the Threshold Percentage, the number of Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly-owned Subsidiary of the Corporation that was required to be approved, and was approved, under §4.12 or §4.15, shall be excluded from such calculation.

4.15  Special Approval by Directors appointed by holder of the Class B Share. Subject to §4.16, while the Class B Share is issued and outstanding, if §4.12(a) or §4.12(b) no longer applies, and the members of the Ford Group own at any subsequent time

(a)  at least 33.75% of the outstanding Common Shares, or

(b)  all of the Base Ford BPS Shares and all of the Common Shares that were Base DCX Ballard Shares when a member of the DCX Group owned them,

then after such time and as long as,

(c)  the members of the Ford Group own at least

(i)  an aggregate percentage of the outstanding Common Shares equal to the Threshold Percentage, not including any Common Shares issued in consideration of a material investment in, or acquisition of, a Person other than a wholly owned Subsidiary of the Corporation that was required to be approved and was approved under §4.12 or this §4.15, and

(ii)  an aggregate of at least 20% of all of the outstanding Common shares,

(d)  the members of the Ford Group own all of the Base Ford BPS Shares, and

(e)  the members of the Ford Group are prohibited from competing with the Corporation or its Subsidiaries pursuant to an agreement to which the Corporation, DCX, Ford and DBF Pref Share Holdings Inc. are parties dated the date these Articles of Amendment are accepted for filing at Industry Canada, the decisions in §4.12(c) to §4.12(o), inclusive, will require the approval of a number of directors of the Corporation equal to one director more than a majority of the directors of the Corporation who are entitled to vote and who do vote on such decision, including at least one of the directors elected by the holder of the Class B Share.

4.16  Majority Vote of Directors. If, while §4.15 is applicable, one or more directors of the Corporation elected by the holder of the Class B Share

(a)  is prohibited under the Canada Business Corporations Act from voting on a matter specified in any of §4.12(c) to §4.12(o), inclusive,

(b)  abstains from voting on a matter specified in any of §4.12(c) to §4.12(o), inclusive, other than an abstention for the reason referred to in §4.16(a), or

(c)  does not participate, in person or by way of telephone, in a meeting of the board of directors of the Corporation at which a matter specified in any of §4.12(c) to §4.12(o), inclusive, is considered, other than solely as a result of the occurrence of circumstances preventing such participation that are entirely beyond the control or remedy of such director (including, but not limited to, a medical emergency or accident of such director or an immediate family member of such director), such matter will not be subject to §4.15 and may be approved by a majority of the votes cast at a meeting of the board of directors of the Corporation.

4.17  Dividends. The holder of the Class B Share will not, as such, be entitled to any dividend or other distribution of profits or surplus of the Corporation at any time.

4.18  Return of Capital. In the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holder of the Class B Share will be entitled, in preference and priority to any distribution payable to holders of Common Shares, to receive an amount equal to the stated capital of the Class B Share and, after payment of such amount, the holder of the Class B Share will not, as such, be entitled to participate in any further distribution or payment in respect of such liquidation or dissolution or winding-up of the Corporation.

4.19  Additional Restriction on Amendments to Articles. Except with the approval by separate special resolution of the holder of the Class B Share, no amendment to the Articles of the Corporation may, while the Class B Share is issued and outstanding, be made

(a)  to change the number of Class B Shares in the authorized capital of the Corporation,

(b)  to issue any additional Class B Share,

(c)  to alter or change any of the rights, privileges, restriction or conditions attached to the Class B Share as expressly set out in this Part, or

(d)  that would prejudice or interfere with the rights of the holder of the Class B Share to

(i)  elect and remove directors as expressly set out in this Part, or

(ii)  fill vacancies resulting from the removal, resignation, death or disqualification of directors elected by the holder of Class B Share.

4.20  Notice for Directors of Special Approval Items. While §4.12 or §4.15 is applicable, notice of the time and place of each meeting of the board of directors of the Corporation to consider any of the matters specified in §4.12(c) to §4.12(o), inclusive, will be given in the manner provided in the by-laws of the Corporation to each director not less than seven days before the time when the meeting is to be held and such notice will specify that such matter is to be considered for approval under §4.12(c) to §4.12(o) and include a description of such matter.

APPENDIX E
SECTION 190 OF THE CBCA

190. (1)  Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)  amalgamate otherwise than under section 184;

(d)  be continued under section 188;

(e)  sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)  carry out a going-private transaction or a squeeze-out transaction.

(2)   Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)  If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)  Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)  No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)  Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)  Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)  Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)  the shareholder’s name and address;

(b)  the number and class of shares in respect of which the shareholder dissents; and

(c)  a demand for payment of the fair value of such shares.

(8)  Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)  Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)  Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)  Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)  the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)  the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)  the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12)  Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)  a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)  if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)  Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14)  Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15)  Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)  Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)  Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)  No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19)  Parties — On an application to a court under subsection (15) or (16),

(a)  all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)  the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20)  Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)  Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22)  Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23)  Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)  Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)  Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)  withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)  Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)  the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)  the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

          Ballard Power Systems Inc.

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

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Voting Instruction Form (“VIF”) - Extraordinary General Meeting to be held on August 29, 2005

NON-REGISTERED (BENEFICIAL) HOLDERS

1.

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held by the intermediary on your behalf. Unless you attend the Meeting and vote in person, your securities can be voted only by the Management, as proxy holder of the registered holder, in accordance with your instructions.

2.

We are prohibited from voting these securities on any of the matters acted upon at the Meeting unless we receive a signed VIF from you. In order for your securities to be voted at the meeting it will be necessary for you to send us your signed VIF. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.

You may appoint some other person who need not be a holder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee in the space provided (see reverse). If you wish to attend and vote at the Meeting in person, put your name in the ‘appointee’ section on the reverse of this form.

4.

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by the Management to you.
6.

When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, this VIF will direct the voting of securities ‘for’ any matter to be acted upon at the Meeting.

7.

This VIF confers discretionary authority on the appointee to vote as the appointee sees fit with respect to amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.

Securities legislation provides that you may request that a legal form of proxy, naming you or your designate, be issued and mailed to you. Should you wish a legal form of proxy please write to Computershare at the above address. The legal proxy will be mailed to you at the address on record. Please submit the legal proxy in accordance with the requirements set out in the proxy circular. This is subject to cut-off times as outlined. You or the designate named in the legal proxy must attend the Meeting for your vote to be counted.

9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.	------ Fold
12.	This VIF should be read in conjunction with the accompanying Information Circular.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined below to vote this VIF. Have this VIF in hand if you call.

¡	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.	¡	Go to the following web site:

		¡	Voting Instructions must be received by 10:00 am, Pacific Time, on August 25, 2005.
¡	Voting Instructions must be received by 10:00 am, Pacific Time, on August 25, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 611224	HOLDER ACCOUNT NUMBER B9999999999	ACCESS NUMBER 99999

If you vote by telephone or the Internet, DO NOT mail back this VIF.

If voting by mail, VIFs should be received by 10:00 am, Pacific Time, on August 25, 2005. Please refer to the Management Information Circular for further information.

Ç	SAM SAMPLE	B9999999999		Ç
		IND	DTC

Appointee(s)
Management Appointees are: John Sheridan, Chair of the		Print the name of the person you are
Board of Ballard, or failing him, Dennis Campbell,	OR	appointing if this person is someone other
President and Chief Executive Officer of Ballard,		than the Management Appointee(s).

Resolution	Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.
			For	Against

1	Approve the Transaction as described in the Management Proxy Circular that accompanied the Notice of Extraordinary Meeting.	w	☐	☐

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Signature(s)/Authorized Officer(s) - Sign Here - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

99999	006673	1VR	BLDQ

Ballard Power Systems Inc.

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

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Form of Proxy - Extraordinary General Meeting to be held on August 29, 2005

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.

Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

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¡	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.	¡	Go to the following web site:
		¡	Proxy Instructions must be received by 10:00 am,
¡	Proxy Instructions must be received by 10:00 am, Pacific Time, on August 25, 2005.		Pacific Time, on August 25, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
CONTROL NUMBER 011224	HOLDER ACCOUNT NUMBER C9999999999		ACCESS NUMBER 99999

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:00 am, Pacific Time, on August 25, 2005

Ç	SAM SAMPLE	C9999999999		Ç
		IND	C01

Appointment of Proxyholder
The undersigned “Registered Shareholder” of Ballard		Print the name of the person you are
Power Systems Inc. (the “Company) hereby appoints:	OR	appointing if this person is someone other
John Sheridan, Chair of the Board of Ballard, or failing		than the Chairman of the Meeting.
him, Dennis Campbell, President and Chief Executive
Officer of Ballard,

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Extraordinary General Meeting of Ballard Power Systems Inc. to be held at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia on August 29, 2005 at 10:00 AM (Pacific Time) and at any adjournment thereof.

Resolution	Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.

			For	Against

1	Approve the Transaction as described in the Management Proxy Circular that accompanied the Notice of Extraordinary Meeting.	w	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date

99999	006674	1PR	BLDQ